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Prospectus

7,000,000 Shares of Common Stock

       This is our initial public offering of shares of our common stock. We are selling 5,000,000 shares of our common stock and the selling stockholders listed under "Principal and Selling Stockholders" are selling 2,000,000 shares of our common stock. We will not receive any of the proceeds from the shares sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock.

       Our common stock has been approved for listing on the Nasdaq National Market under the symbol "LKQX."

       This investment involves risks. See "Risk Factors" beginning on page 8.

	Per Share	Total
Initial public offering price	$13.00	$91,000,000
Underwriting discounts and commissions	$0.91	$6,370,000
Proceeds, before expenses, to us	$12.09	$60,450,000
Proceeds, before expenses, to selling stockholders	$12.09	$24,180,000

       The underwriters may also purchase up to 1,050,000 shares of common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus.

       The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about October 8, 2003.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.	Jefferies & Company, Inc.

October 2, 2003

       You should rely only on the information contained in this prospectus. Neither we, the underwriters nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

       Until October 27, 2003 (25 days after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

       The following information is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this prospectus. Except as otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. See "Underwriting."

LKQ Corporation

Introduction

       The repair of automobiles includes the purchase of automotive replacement parts. Buyers of replacement parts have the option to purchase primarily from three sources: new parts produced by original equipment manufacturers, which are commonly known as OEM parts; new parts produced by companies other than the OEMs, sometimes referred to generically as "aftermarket" parts; and recycled parts originally produced by OEMs, which we refer to as recycled OEM products. We sell primarily recycled OEM products.

Our Business

       We believe we are the largest nationwide provider of recycled OEM products and related services, with 38 sales and processing facilities and 12 redistribution centers that reach most major markets in the United States. We procure salvage vehicles, primarily at auctions, using our locally based professionals and centralized procurement systems. Once we have received proper title for the vehicles, we dismantle them for recycled products. We then sell our recycled OEM products to our customers, which include automobile collision and mechanical repair shops and, indirectly, insurance companies and extended warranty companies. We also provide insurance companies a review of vehicle repair order estimates so they may assess the opportunity to increase usage of recycled OEM products in the repair process. We believe we offer our customers a wide selection and availability of high quality and low cost alternatives to new OEM and aftermarket parts. We believe we are well positioned to take advantage of the trends supporting industry growth, including high frequency of collisions, high cost of vehicle repair and the desire of insurance companies to reduce their claims expenses.

       The automotive recycling industry is highly fragmented, with very few multi-unit operators. We estimate there are more than 6,000 automotive recyclers in the United States. We believe approximately 93% of automotive recycling businesses have less than $3.0 million of annual revenue and approximately 50% have less than $0.5 million of annual revenue. The automotive products market (including accessories, service, repair and maintenance items) totaled $175.6 billion in 2002 and is estimated at $183.0 billion in 2003. The portions of the automotive products market that automotive recyclers primarily serve are the collision repair market, with approximately $32.4 billion of annual sales in 2002, and the mechanical repair market, with approximately $94.1 billion of annual sales in 2002. Estimates of the aggregate size of the automotive recycling industry in the United States range from $3.7 to $6.5 billion. Industry sources estimate that recycled OEM products account for approximately 12% of insured replacement parts sales and 4.7% of total insured collision repair costs. We believe that recycled OEM products can account for a larger percentage of the replacement parts market based on the advantages offered by recycled OEM products and industry dynamics. Like most other automotive recycling companies, we are not in the remanufacturing business.

       We have developed centralized systems and methodologies that we believe give us competitive advantages in procuring an attractive mix of recycled OEM products from auctions. These systems and methodologies allow us to identify and value the parts on a damaged vehicle at auction that can be recycled and to rapidly determine the maximum price we can pay for the vehicle in order to achieve our target margins on resale of the recycled OEM products. We focus on disciplined purchasing by balancing our regional inventory levels with forecasted demand and limiting our bids to provide profitable targeted margins. We seek to optimize the prices for our products by regularly analyzing such factors as recent demand, inventory quantity and new OEM part prices. Through our nationwide system of regional facilities, we believe we are uniquely positioned to provide a broad and deep range of cost effective products and services to our customers.

       We indirectly rely on insurance companies, which ultimately pay the collision repair shops for the repair of insured vehicles, as a source of business. These insurance companies exert significant influence in the vehicle repair decision and increasingly look to a nationwide source for consistency, quality and availability of replacement parts. Because of their importance to the process, we have formed business relationships with insurance companies such as Allstate Insurance Company, Farmers Insurance Group and Nationwide Insurance Company and with certain extended warranty providers, in order to be their preferred automotive recycling company. These relationships with insurance companies include vehicle repair order estimate review programs, the provision to claims adjusters of a part quote and locator service, and the provision of an outlet to dispose of certain total loss vehicles directly with us. We provide extended warranty companies a single national call desk to service their nationwide needs for mechanical products. In addition, to provide alternative sources of salvage vehicles, we obtain some automobiles directly from insurance companies, automobile manufacturers and other suppliers.

Our History

       We believe we were the first recycler of automotive products to achieve a national network and presence. Since our formation in 1998, we have grown through both internal development and acquisitions. Until late 1999, we focused on growth through acquisitions. Since 1999, internal growth has been the principal driver of our revenue and operating results. Our acquisition strategy has been to target companies with strong management teams, a record of environmental compliance, solid growth prospects and a reputation for quality and customer service. We believe it is important for former owners to remain active in our business and have frequently used equity as a significant component of acquisitions. As of June 30, 2003, former owners of acquired companies employed in managerial positions, along with their affiliates, owned approximately 22% of our common stock.

       For the year ended December 31, 2002 and for the six months ended June 30, 2003, we reported revenue of $287.1 million and $160.3 million, respectively, and net income (loss) of ($38.9) million and $8.1 million, respectively. In 2002 we recorded a goodwill impairment, net of tax, of $49.9 million as a cumulative effect of a change in accounting principle related to the adoption of Financial Accounting Standards Board Statement No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). See "Selected Consolidated Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Goodwill Impairment."

Our Strengths

       We believe our competitive strengths include the following:

•
We have business relationships with national insurance companies and extended warranty providers and we believe we provide a direct benefit to these companies by lowering the cost of repairs, decreasing the time required to return the repaired vehicle to the customer, and providing a replacement product that is of the same quality as the OEM part replaced;

•
We believe our national network would be difficult to replicate and provides us a competitive advantage;

•
We benefit from a local presence as well as a national network that we believe allows us to maintain and develop our relationships with local repair shops, while providing nationwide service to insurance companies and national customers;

•
We believe we have an effective procurement process and have developed information systems and methodologies that leverage our nationwide presence and use our centralized purchasing personnel to procure vehicles cost-effectively;

•
We believe we have a broad and deep inventory of high quality recycled OEM products;

•
We have implemented management disciplines that include procurement, operating and financial systems; and

•
We have a demonstrated ability to generate internal growth.

Our Strategies

       Our primary growth strategies are as follows:

•
Expand our national network through a combination of internal development and acquisitions. We may not, however, be able to successfully acquire new operations or integrate future acquisitions, which could cause our business to suffer. See "Risk Factors." We estimate our current share of the automotive recycling market to be less than 10%.

•
Further develop business relationships with automobile insurance companies, extended warranty providers and other industry participants. If these relationships were to terminate, however, we could lose important sales opportunities. See "Risk Factors."

•
Continue to improve our operating results by applying our business approach to our most recently acquired facilities, further centralizing certain functions, and increasing revenue at our lower volume facilities;

•
Further develop our technology to allow us to better manage and analyze our inventory, to assist our sales people with up-to-date pricing and availability of our products, and to further enhance our procurement process; and

•
Raise industry standards in order to help promote the acceptability of the use of recycled OEM products and the growth of the automotive recycling industry. New laws could, however, prohibit or restrict the sale of certain recycled automotive products. See "Risk Factors."

Risk Factors

       An investment in the common stock offered hereby involves a high degree of risk. See "Risk Factors."

Our Corporate Information

       We were incorporated in Delaware in February 1998. Our principal executive headquarters are located at 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602. Our telephone number is 312-621-1950. Our website address is www.lkqcorp.com. The information found on our website is not a part of this prospectus.

The Offering

Common stock offered by us	5,000,000 shares
Common stock offered by the selling stockholders	2,000,000 shares

Total shares offered	7,000,000 shares

Common stock to be outstanding after the offering	19,119,887 shares
Use of proceeds
To develop and acquire recycling businesses and redistribution facilities, expand and improve existing facilities, purchase property, equipment and inventory, and for working capital and general corporate purposes. Pending use of the proceeds for these purposes, we intend to pay down portions of our debt. See "Use of Proceeds."
Nasdaq National Market symbol	LKQX

       The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of the date of this prospectus and does not include:

•
3,548,250 shares issuable as of June 30, 2003 upon the exercise of outstanding options under our stock option plans, at a weighted average exercise price of $9.61 per share;

•
2,023,700 additional shares authorized and reserved for issuance as of June 30, 2003 upon the exercise of options that may be issued in the future pursuant to our stock option plans;

•
1,948,286 shares issuable as of June 30, 2003 upon the exercise of outstanding warrants issued to some of our stockholders in exchange for providing guaranties of our bank debt, which guaranties are no longer in effect, at an exercise price of $2.00 per share; and

•
263,318 shares issuable as of June 30, 2003 upon the exercise of outstanding warrants issued in connection with acquisitions, at a weighted average price of $19.94 per share.

Summary Consolidated Financial and Other Data

       The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1998(1)	1999	2000	2001	2002	2002	2003
	(In thousands, except per share data)
Statements of Operations Data:
Revenue	$30,628	$178,147	$226,304	$250,462	$287,125	$144,101	$160,273
Gross margin	14,730	84,601	106,991	117,942	132,551	66,658	75,798
Operating income	132	4,320	4,615	13,112	20,844	12,175	14,363
Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	882	3,229	(241)	8,169	18,268	10,607	13,333
Income (loss) before cumulative effect of change in accounting principle	429	1,104	(878)	4,230	11,005	6,367	8,059
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(49,899)	(49,899)	—
Net income (loss)	$429	$1,104	$(878)	$4,230	$(38,894)	$(43,532)	$8,059

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.07	$0.07	$(0.05)	$0.24	$0.62	$0.36	$0.51
Net income (loss)	$0.07	$0.07	$(0.05)	$0.24	$(2.20)	$(2.47)	$0.51
Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.07	$0.07	$(0.05)	$0.23	$0.57	$0.33	$0.46
Net income (loss)	$0.07	$0.07	$(0.05)	$0.23	$(2.00)	$(2.24)	$0.46
Shares used in per share calculation basic(2)	6,224	15,988	17,601	17,656	17,654	17,653	15,896
Shares used in per share calculation diluted(2)	6,276	16,185	17,601	18,742	19,399	19,414	17,623
Pro forma basic earnings (loss) per share(3):
Income (loss) before cumulative effect of change in accounting principle					0.60		0.44
Net income (loss)					(1.86)		0.44
Pro forma diluted earnings (loss) per share(3):
Income (loss) before cumulative effect of change in accounting principle					0.55		0.41
Net income (loss)					(1.71)		0.41
Shares used in pro forma per share basic calculation(2)(3)					20,348		19,214
Shares used in pro forma per share diluted calculation(2)(3)					22,093		20,940
Other Financial Data:
Net cash provided by (used in) operating activities	$(3,105)	$(14,309)	$(3,384)	$12,059	$17,740	$9,478	$10,309
Net cash used in investing activities	(28,709)	(65,682)	(8,308)	(3,516)	(6,746)	(2,174)	(6,158)
Net cash provided by (used in) financing activities	81,241	31,431	14,928	(11,060)	(11,997)	(7,307)	(2,615)
Capital expenditures(4)	54,796	100,354	9,648	3,809	8,402	3,275	7,065
Depreciation and amortization	969	5,519	7,541	7,897	5,014	2,408	2,745
EBITDA(5)	1,058	10,067	12,305	21,148	26,190	14,678	17,269

       The following table contains a summary of our balance sheet as adjusted for the offering:

	As of June 30, 2003
	Actual	As Adjusted
	(In thousands)
Balance Sheet Data:
Total assets	$183,745	$191,774
Working capital	44,728	69,012
Long-term obligations, including current portion	54,457	4,207
Stockholders' equity	106,027	164,740

(1)
The Company was formed on February 13, 1998. Information for 1998 is from inception through December 31, 1998.

(2)
The Company repurchased 2,000,000 shares of its common stock in February 2003 and repurchased an additional 1,557,498 shares of its common stock in May 2003. Accordingly, the shares used in the per share calculation for basic and diluted earnings per share in the six months ended June 30, 2003 do not fully reflect the impact of these purchases.

(3)
We believe it is appropriate to provide pro forma information indicating what our per share income (loss) would have been had the proceeds of our offering been used for debt repayment in the period as described in "Use of Proceeds" within this prospectus. The amount of proceeds used in these pro forma calculations is the amount required to repay the debt which was outstanding throughout each of the periods. To the extent we assumed proceeds were used for debt repayment, we then adjusted net income by $483,000 and $1,132,000 for the six month period ended June 30, 2003 and the year ended December 31, 2002, respectively, to give effect to the corresponding reduction in interest expense. The shares outstanding used to calculate both basic and diluted earnings per share were adjusted to include the number of shares that we would have issued in order to generate the proceeds for debt repayment using a $13.00 share price, which is the initial public offering price set forth on the cover page of this prospectus.

(4)
Includes acquisitions and non-cash property additions.

(5)
EBITDA consists of income (loss) before provision for income taxes and cumulative effects of change in accounting principle plus depreciation and amortization and interest expense, less interest income. We have presented EBITDA information solely as a supplemental disclosure because we believe it provides a helpful analysis of our operating results. EBITDA should not be construed as an alternative to operating income, net income (loss) or net cash provided by (used in) operating activities, as determined in accordance with accounting principles generally accepted in the United States. In addition, not all companies that report EBITDA information calculate EBITDA in the same manner as we do and, accordingly, our calculation is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

The following table reconciles EBITDA to net income (loss):

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands)
Net income (loss)	$429	$1,104	$(878)	$4,230	$(38,894)	$(43,532)	$8,059
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	49,899	49,899	—
Depreciation and amortization	969	5,519	7,541	7,897	5,014	2,408	2,745
Interest, net	(793)	1,319	5,005	5,082	2,908	1,663	1,191
Provision for income taxes	453	2,125	637	3,939	7,263	4,240	5,274

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$1,058	$10,067	$12,305	$21,148	$26,190	$14,678	$17,269

RISK FACTORS

       You should carefully consider each of the risks described below and all of the other information in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

We face intense competition from local, national and internet-based automotive products providers, and this competition could negatively affect our business.

       The automotive recycling industry is highly competitive and is served by local owner-operated companies, several large regional companies, internet-based parts providers and Greenleaf LLC, a national automotive products provider founded by Ford Motor Company in 1999, which Ford is reported to have sold. In certain regions of the country where we operate, local automotive recycling companies have formed cooperative efforts to compete in the industry. We could also face additional competition in the future from others entering the market, such as original equipment manufacturers, insurance companies, new parts producers other than original equipment manufacturers, sometimes referred to as "aftermarket" suppliers, and industry consolidators. Some of our current and potential competitors may have more operational expertise and greater financial, technical, manufacturing, distribution and other resources, longer operating histories, lower cost structures and better relationships in the insurance and automotive industries. As a result, they may be able to provide their products at lower costs or to customers unavailable to us.

An adverse change in our relationships with auction companies or our suppliers could increase our expenses and hurt our relationships with our customers.

       Most of our inventory consists of vehicles offered at salvage auctions by several companies that own auction facilities in numerous locations across the United States. We do not have contracts with any auction companies. According to industry analysts, three companies control over 50% of the salvage auction market in the United States. In some localities, the automotive auction business may be even more highly concentrated. If an auction company prohibited us from participating in its auctions, or significantly raised its fees, our business could be adversely affected through higher costs or the resulting potential inability to service our customers. We also acquire some of our inventory directly from insurance companies, original equipment manufacturers and others. To the extent that these suppliers decide to discontinue these arrangements, our business could be adversely affected through higher costs or the resulting potential inability to service our customers.

We may not be able to sell our products due to existing or new laws prohibiting or restricting the sale of recycled automotive products.

       Some jurisdictions have enacted laws prohibiting or severely restricting the sale of certain recycled automotive products that we provide, such as airbags. Additional jurisdictions could enact similar laws or could prohibit additional automotive products we sell. Restrictions on the products we are able to sell could decrease our revenue and have an adverse effect on our business and operations.

If our business relationships with insurance companies end, we may lose important sales opportunities.

       We rely on business relationships with insurance companies such as Allstate Insurance Company, Farmers Insurance Group and Nationwide Insurance Company. These insurance companies encourage automotive repair facilities to use products we provide. Because we do not have written agreements with these companies, these relationships may terminate at any time. We rely on these relationships for sales to some collision repair shops, and a termination of these relationships may result in a loss of sales, which could adversely affect our results of operations.

We are subject to environmental regulations and incur costs relating to environmental matters.

       We are subject to various federal, state and local environmental protection and health and safety laws and regulations governing, among other things:

•
the emission and discharge of hazardous materials into the ground, air, or water;

•
the exposure to hazardous materials; and

•
the generation, handling, storage, use, treatment, identification, transportation and disposal of industrial by-products, waste water, storm water and hazardous materials.

       We are also required to obtain permits from governmental authorities for certain of our operations. If we violate or fail to obtain or comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also become liable if employees or other third parties are improperly exposed to hazardous materials.

       Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at, or migrating to or from, our or our predecessors' past or present facilities and at third party waste disposal sites. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances.

       Environmental laws are complex, change frequently and have tended to become more stringent over time. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations or financial condition. See "Business – Regulation."

Governmental agencies may refuse to grant or renew our operating licenses and permits.

       Our operating subsidiaries must receive certain licenses and permits from state and local governments to conduct their operations. When we develop or acquire a new facility, we must seek the approval of state and local units of government. Governmental agencies often resist the establishment of an automotive recycling facility in their communities. There can be no assurance that future approvals or transfers will be granted. In addition, there can be no assurance that we will be able to maintain and renew the licenses and permits our operating subsidiaries currently hold.

Proposed regulations under the National Stolen Passenger Motor Vehicle Information System could harm our business.

       In 1992, Congress enacted the Anti Car Theft Act to deter trafficking in stolen vehicles. This law included the establishment of the National Stolen Passenger Motor Vehicle Information System to track and monitor stolen automotive parts. In April 2002, the Department of Justice published for comment proposed regulations to implement this system. The proposed regulations require, among other things, that insurance companies, salvagers, dismantlers, recyclers and repairers inspect salvage vehicles for the purpose of collecting the vehicle identification number and the part number for any covered major part that possesses the vehicle identification number. The requirement to collect this information would place substantial burdens and costs on us that otherwise would not normally exist, and could discourage our customers from purchasing our products.

We could be subject to product liability claims.

       If customers of repair shops that purchase our products are injured or suffer property damage, we could be subject to product liability claims. The successful assertion of this type of claim could have an adverse effect on our business or financial condition.

We may lose business if recent litigation involving the use of parts that are not original equipment manufacturer parts results in insurance companies modifying arrangements affecting the use of recycled automotive products in the repair process.

       As a result of litigation against an insurance company for using parts manufactured by companies other than the original equipment manufacturer, some insurance companies have curtailed or eliminated their requirement that repair shops use automotive parts that are not OEM parts. Our products are primarily recycled OEM parts, but litigation or restrictive insurance company repair policies could be extended to limit the use of recycled OEM parts.

       In an Illinois lawsuit involving State Farm Mutual Automobile Insurance Company ("Avery v. State Farm"), a jury decided in October 1999 that State Farm breached certain insurance contracts with its policyholders by using non-OEM parts to repair damaged vehicles when use of such parts did not restore the vehicle to its "pre-loss condition." The jury found that State Farm misled its customers by not disclosing the use of non-OEM parts and the alleged inferiority of those parts. The jury assessed damages against State Farm of $456 million, and the judge assessed an additional $730 million of disgorgement and punitive damages for violations of the Illinois Consumer Fraud Act. In April 2001, the Illinois Appellate Court upheld the verdict but reduced the damage award by $130 million because of duplicative damage awards. In October 2002, the Illinois Supreme Court agreed to hear the case, but no decision has yet been rendered. Some insurance companies have reduced or eliminated their use of non-OEM parts as a result of this case. We sell primarily recycled OEM automotive products to repair shops affiliated with insurance companies and these repair shops are an important source of revenue for us. The recycled OEM products we sell were not the subject of Avery v. State Farm, but our financial results would suffer if insurance companies modified or terminated the arrangements pursuant to which repair shops buy recycled automotive products from us due to a fear of similar claims with respect to recycled products. Alternatively, in the event the Avery v. State Farm case is overturned or other circumstances change, the use of non-OEM parts could become more acceptable again, which could adversely affect our business.

We may not be able to successfully acquire new operations or integrate future acquisitions, which could cause our business to suffer.

       We may not be able to successfully complete potential strategic acquisitions if we cannot reach agreement on acceptable terms or for other reasons. Future acquisitions may require us to obtain additional financing, and such additional financing, whether sought through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us, if at all. If we buy a company or a division of a company, we may experience difficulty integrating that company or division's personnel and operations, which could negatively affect our operating results. In addition:

•
the key personnel of the acquired company may decide not to work for us;

•
we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management and financial reporting;

•
we may be held liable for environmental risks and liabilities as a result of our acquisitions, some of which we may not have discovered during our due diligence;

•
our ongoing business may be disrupted or receive insufficient management attention; and

•
we may not be able to realize the cost savings or other financial benefits we anticipated.

       In connection with future acquisitions, we may assume the liabilities of the companies we acquire. These liabilities, including liabilities for environmental-related costs, could materially and adversely affect our business. We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which would involve restrictive covenants or be dilutive to our existing stockholders.

Our existing credit facility imposes certain operating and financial restrictions on us and our subsidiaries and requires us to meet certain financial tests.

       Our credit facility contains certain operating and financial restrictions that limit or prohibit us from engaging in certain transactions, including the following:

•
incurring or guarantying additional debt;

•
paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

•
making investments and capital expenditures;

•
creating liens on our assets;

•
selling, transferring, leasing, licensing or otherwise disposing of assets;

•
engaging in transactions with stockholders and affiliates;

•
engaging in mergers, consolidations or acquisitions;

•
engaging in any material line of business substantially different from, or unrelated to, those lines of business currently carried on by us; and

•
making changes to our equity capital structure or amending our certificate of incorporation, bylaws, or any stockholder rights agreement.

       The credit facility is collateralized by substantially all of our assets (including the stock of our subsidiaries). The credit facility also requires that we satisfy certain financial tests. The failure to comply with any of these covenants would cause a default under the credit facility. We expect that a default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable and our lenders would have certain rights to enforce their liens on our assets. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing were available, it may be on terms that are less attractive to us than our existing facility or it may not be on terms that are acceptable to us.

Our future capital needs may require that we seek debt financing or additional equity funding that, if not available, could cause our business to suffer.

       We may need to raise additional funds in the future to, among other things, fund our existing operations, to improve or expand our operations, to respond to competitive pressures or to make acquisitions. From time to time after this offering, we may raise additional funds through public or private financing, strategic alliances or other arrangements. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to further limitations on our operations. If we fail to raise capital when needed, our business will be negatively affected.

Our annual and quarterly performance may fluctuate.

       Our revenue, cost of salvage vehicles and operating results have fluctuated on a quarterly and annual basis in the past and can be expected to continue to fluctuate in the future as a result of a number of factors, some of which are beyond our control. Future factors that may affect our operating results include, but are not limited to, the following:

•
fluctuations in the market value of salvage and used vehicles;

•
the availability of salvage vehicles at an attractive price;

•
variations in vehicle accident rates;

•
changes in state or federal laws or regulations affecting our business;

•
our ability to integrate and manage our acquisitions successfully;

•
severity of weather and seasonality of weather patterns;

•
the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations and infrastructure; and

•
declines in asset values.

       Due to the foregoing factors, our operating results in one or more future periods can be expected to fluctuate. Accordingly, our results of operations may not be indicative of future performance. These fluctuations in our operating results may cause our results to fall below the expectations of public market analysts and investors, which could cause our stock price to decline.

If we lose our key management personnel, we may not be able to successfully manage our business or achieve our objectives.

       Our future success depends in large part upon the leadership and performance of our executive management team and key employees at the operating level. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. If we lose the services of any of our key employees at the operating or regional level, we may not be able to replace them with similarly qualified personnel, which could harm our business.

If we experience problems with our fleet of trucks, our business could be harmed.

       We use a fleet of trucks to deliver vehicle parts. We are subject to the risks associated with providing trucking services, including inclement weather, disruptions in the transportation infrastructure, availability and price of fuel, and liabilities arising from accidents to the extent we are not covered by insurance. In addition, our failure to deliver parts in a timely and accurate manner could harm our reputation and brand, which could have a material adverse effect on our business.

Risks Relating to Our Common Stock and this Offering

Our executive officers, directors, their family members and affiliates hold a large percentage of our stock and their interests may differ from other stockholders.

       Our executive officers, directors, their family members and affiliates will, in the aggregate, beneficially own approximately 37% of our common stock after this offering. If they were to act together, these stockholders would have significant influence over most matters requiring approval by stockholders, including the election of directors, any amendments to our certificate of incorporation, and certain significant corporate transactions. These stockholders may take these actions even if they are opposed by our other stockholders. In addition, without the consent of these stockholders, we could be delayed or prevented from entering into transactions that may be viewed as beneficial to us or our other stockholders.

Future sales of our common stock may depress our stock price.

       We and our stockholders may sell additional shares of common stock in subsequent offerings. We may also issue additional shares of common stock in connection with future acquisitions. Certain of our existing stockholders are parties to a registration rights agreement that provides such holders with the right to require us to effect the registration of their shares of common stock in specific circumstances. In addition, if after this offering we propose to register any of our common stock under the Securities Act of 1933, whether for our own account or otherwise, some existing stockholders may be entitled to include their shares of common stock in that registration. A significant number of our shares will also become freely tradable 180 days after completion of this offering. See "Shares Eligible for Future Sale."

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the value of our common stock. Sales of substantial amounts of common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the value of our common stock to fall.

Delaware law and our charter documents may impede or discourage a takeover, which could affect the value of our stock.

       The anti-takeover provisions of our certificate of incorporation and bylaws and Delaware law could, together or separately, impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Our certificate of incorporation and bylaws have provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult. Our incorporation under Delaware law and these provisions could also impede a merger, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common stock, which, under certain circumstances, could reduce the value of our common stock. See "Description of Capital Stock – Anti-Takeover Effects of our Certificate of Incorporation and Bylaws."

We have broad discretion on the use of our offering proceeds, and the investment of these proceeds may not yield a favorable return.

       Our management has broad discretion over how the net proceeds from this offering are used, and we could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. See "Use of Proceeds" on page 16 for more information about how we plan to use our proceeds from this offering.

Our securities have no prior market, and our stock price may decline after the offering.

       Before this offering, there has not been a public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The initial public offering price will be determined through negotiations between representatives of the underwriters and us. The trading prices of many companies' stocks have experienced significant declines from their initial offering price. The market price of our common stock may decline below our initial public offering price.

As a new investor, you will experience immediate and substantial dilution in the value of our common stock.

       If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in net tangible book value per share of $7.01. If the holders of outstanding options and warrants exercise those options or warrants, you will incur further dilution. See "Dilution" on page 18 for an explanation and calculation of the amount of dilution you will incur.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings "Prospectus Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among others. Forward-looking statements typically are identified by the use of terms such as "may," "will," "plan," "should," "expect," "anticipate," "believe," "if," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these and similar words carefully because they describe our expectations, plans, strategies, goals and beliefs concerning future business conditions, our results of operations, our financial position, and our business outlook, or state other "forward-looking" information based on currently available information. The factors listed under the heading "Risk Factors" and in the other sections of this prospectus provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

       The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

       The net proceeds to us from this offering are estimated to be approximately $59 million, based on the initial public offering price shown on the cover page of this prospectus and net of underwriting discounts and estimated offering expenses paid by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. We intend to use the net proceeds to pay down the following in the order listed:

•
our revolving credit facility, which had an amount outstanding of $25,000,000 as of June 30, 2003;

•
our second term loan, which had an amount outstanding of $9,000,000 as of June 30, 2003; and

•
our term loan, which had an amount outstanding of $16,250,000 as of June 30, 2003.

       We used our $9,000,000 second term loan to partially fund repurchases of our common stock in February 2003 from our stockholders AutoNation, Inc., PMM LKQ Investments Limited Partnership and PMM LKQ Investments Limited Partnership II. The remaining $3,000,000 of this stock repurchase was funded from borrowings under our revolving credit facility. In May 2003, we repurchased additional shares of our common stock from these three entities for a total amount of $10,902,486 which we funded by borrowing an additional $9,000,000 against our revolving credit facility. AutoNation, Inc. and PMM LKQ Investments Limited Partnership each held as of June 30, 2003 over 5% of our common stock and each currently is represented by one designee on our board of directors. See "Certain Relationships and Related Party Transactions – Repurchases from Stockholders."

       Any net proceeds in excess of the amounts required to repay outstanding indebtedness as described above will be used for general corporate purposes. Our management will have broad discretion to allocate our net proceeds from this offering. Pending such uses, the net proceeds to be received by us from this offering will be invested in investment-grade, short-term, interest-bearing investments.

DIVIDEND POLICY

       We have not paid dividends on our common stock, and our board of directors intends to continue a policy of retaining earnings for use in our operations. Our current credit facility prohibits the payment of any cash dividends, and we do not anticipate paying any such dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

CAPITALIZATION

       The following table sets forth our cash and equivalents and capitalization as of June 30, 2003:

•
on an actual basis; and

•
on an as adjusted basis to give effect to:

  •
  the sale of the shares of common stock by us pursuant to this offering at the initial public offering price shown on the cover page of this prospectus, net of underwriting discounts and estimated offering expenses; and

  •
  the application of our net proceeds as described under "Use of Proceeds."

       This table should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus.

	As of June 30, 2003
	Actual	As adjusted
	(In thousands, except share data)
Cash and equivalents	$2,120	$10,583

Long-term obligations, including current portion	$54,457	$4,207

Redeemable common stock, $0.01 par value;
50,000 shares issued and outstanding(1)	617	617

Stockholders' equity:
Common stock, $0.01 par value; 100,000,000 shares authorized; 14,069,887 shares issued and outstanding; 19,069,887 shares issued and outstanding, as adjusted	140	190
Additional paid-in capital	131,322	189,985
Warrants	543	543
Deferred compensation expense	(29)	(29)
Retained earnings (accumulated deficit)	(25,949)	(25,949)

Total stockholders' equity	106,027	164,740

Total capitalization	$161,101	$169,564

(1)
On January 1, 2003, in connection with a business acquisition, we issued 50,000 shares of our common stock, along with a put option with a single exercise date of January 1, 2007 at a price of $15.00 per share. In addition, we obtained a call option on those shares with a single exercise date of January 1, 2007 at a price of $22.50 per share. We recorded the issuance of this stock at a present value on January 1, 2003 of $617,027.

DILUTION

       Our net tangible book value as of June 30, 2003 was $55.8 million, or $3.95 per share of common stock. Net tangible book value per share represents the amount of our total assets excluding goodwill and other intangibles, less our total liabilities excluding redeemable common stock, divided by the number of shares of common stock outstanding. Purchasers of shares in this offering will experience dilution in net tangible book value per share equal to the difference between the amount per share paid by those purchasers in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 5,000,000 shares of common stock in this offering, based upon an offering price of $13.00 per share, the initial public offering price set forth on the cover page of this prospectus, our net tangible book value as of June 30, 2003 would have been approximately $114.5 million, or $5.99 per share of common stock, after deducting underwriting discounts and estimated offering expenses payable by us. This represents an immediate increase in net tangible book value to existing stockholders of $2.04 per share and an immediate dilution to new investors in this offering of $7.01 per share.

       The following table illustrates the per share dilution in net tangible book value to new investors:

Initial public offering price per share		$13.00
Net tangible book value per share as of June 30, 2003	$3.95
Increase in net tangible book value per share attributable to new investors	2.04

Net tangible book value per share after this offering		5.99

Dilution per share to new investors		$7.01

       The following table summarizes as of June 30, 2003, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders since our inception and by new investors purchasing shares of common stock in this offering. The calculation below is based on an offering price of $13.00 per share, the initial public offering price set forth on the cover page of this prospectus, before deducting underwriting discounts and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,119,887	73.8%	$132,622,362	67.1%	$9.39
New public investors	5,000,000	26.2	65,000,000	32.9	13.00

Total	19,119,887	100%	$197,622,362	100%

       The sale of shares by selling stockholders in this offering will have the following effects:

•
it will reduce the shares held by existing stockholders to 12,119,887 shares, or 63.4% of the total shares outstanding after this offering; and

•
it will increase the shares held by new investors to 7,000,000, or 36.6% of the total shares outstanding after this offering.

  The exercise of the underwriters' over-allotment option in full would have the following effects:

•
it will reduce the shares held by existing stockholders to 11,069,887 shares, or 57.9% of the total shares outstanding after this offering; and

•
it will increase the shares held by new investors to 8,050,000, or 42.1% of the total shares outstanding after this offering.

       The above discussion and the table do not include:

•
3,548,250 shares of common stock issuable as of June 30, 2003 pursuant to the exercise of stock options under our stock option plans, at a weighted average exercise price of $9.61 per share;

•
2,023,700 additional shares authorized and reserved for issuance as of June 30, 2003 upon the exercise of options that may be issued in the future pursuant to our stock option plans;

•
1,948,286 shares issuable upon the exercise of warrants issued to some of our stockholders in exchange for providing guaranties of our bank debt, which guaranties are no longer in effect, at an exercise price of $2.00 per share; and

•
263,318 shares issuable upon the exercise of warrants issued by us in connection with acquisitions, at a weighted average exercise price of $19.94 per share.

       To the extent that outstanding options or warrants are exercised in the future, there will be further dilution to investors. For more information about our capitalization and stock option plans, refer to "Capitalization" and "Management – Employee Benefit Plans." For more information about our outstanding warrants, refer to "Certain Relationships and Related Party Transactions – Fee Warrants" and "Description of Capital Stock – Warrants."

SELECTED CONSOLIDATED HISTORICAL
FINANCIAL DATA

       The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2001 and 2002 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2002 have been derived from our audited consolidated financial statements that have been audited by Deloitte & Touche LLP, independent auditors, whose report is included elsewhere herein. The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and the selected consolidated statements of operations for the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements not included with this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2002 and 2003 are derived from our unaudited interim consolidated financial statements for the six months ended June 30, 2002 and 2003 that are included elsewhere in this prospectus, and the selected consolidated balance sheet and other data as of June 30, 2002 and 2003 are derived from our unaudited interim consolidated financial statements. Such interim financial statements, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Year Ended December 31,						Six Months Ended June 30,
	1998(a)		1999	2000	2001	2002	2002	2003
	(In thousands, except per share data)
Statements of Operations Data:
Revenue	$30,628		$178,147	$226,304	$250,462	$287,125	$144,101	$160,273
Cost of goods sold	15,898		93,546	119,313	132,520	154,574	77,443	84,475

Gross margin	14,730		84,601	106,991	117,942	132,551	66,658	75,798

Facility and warehouse expenses	(b	)	25,491	32,295	32,674	35,778	17,783	19,181
Distribution expenses	(b	)	14,498	21,889	24,621	28,530	13,526	16,782
Selling, general and administrative expenses	(b	)	31,568	40,095	39,638	42,385	20,765	22,726
Depreciation and amortization	(b	)	5,519	7,541	7,897	5,014	2,408	2,745
Asset impairment loss	—		3,205	556	—	—	—	—

Total operating expenses	14,598		80,281	102,376	104,830	111,707	54,482	61,434

Operating income	132		4,320	4,615	13,112	20,844	12,175	14,363

Other (income) expense
Interest, net	(793)		1,319	5,005	5,082	2,908	1,663	1,191
Other, net	43		(228)	(149)	(139)	(332)	(95)	(161)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	882		3,229	(241)	8,169	18,268	10,607	13,333
Provision for income taxes	453		2,125	637	3,939	7,263	4,240	5,274

Income (loss) before cumulative effect of change in accounting principle	429		1,104	(878)	4,230	11,005	6,367	8,059
Cumulative effect of change in accounting principle, net of tax	—		—	—	—	(49,899)	(49,899)	—

Net income (loss)	$429		$1,104	$(878)	$4,230	$(38,894)	$(43,532)	$8,059

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.07		$0.07	$(0.05)	$0.24	$0.62	$0.36	$0.51
Net income (loss)	$0.07		$0.07	$(0.05)	$0.24	$(2.20)	$(2.47)	$0.51
Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.07		$0.07	$(0.05)	$0.23	$0.57	$0.33	$0.46
Net income (loss)	$0.07		$0.07	$(0.05)	$0.23	$(2.00)	$(2.24)	$0.46
Shares used in per share calculation basic(c)	6,224		15,988	17,601	17,656	17,654	17,653	15,896
Shares used in per share calculation diluted(c)	6,276		16,185	17,601	18,742	19,399	19,414	17,623
Pro forma basic earnings (loss) per share(d):
Income (loss) before cumulative effect of change in accounting principle						0.60		0.44
Net income (loss)						(1.86)		0.44
Pro forma diluted earnings (loss) per share(d):
Income (loss) before cumulative effect of change in accounting principle						0.55		0.41
Net income (loss)						(1.71)		0.41
Shares used in pro forma per share basic calculation(c)(d)						20,348		19,214
Shares used in pro forma per share diluted calculation(c)(d)						22,093		20,940

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands, except per share data)
Other Financial Data:
Net cash provided by (used in) operating activities	$(3,105)	$(14,309)	$(3,384)	$12,059	$17,740	$9,478	$10,309
Net cash used in investing activities	(28,709)	(65,682)	(8,308)	(3,516)	(6,746)	(2,174)	(6,158)
Net cash provided by (used in) financing activities	81,241	31,431	14,928	(11,060)	(11,997)	(7,307)	(2,615)
Capital expenditures(e)	54,796	100,354	9,648	3,809	8,402	3,275	7,065
Depreciation and amortization	969	5,519	7,541	7,897	5,014	2,408	2,745
EBITDA(f)	1,058	10,067	12,305	21,148	26,190	14,678	17,269
Balance Sheet Data:
Total assets	$161,153	$220,420	$233,203	$227,217	$176,747	$175,199	$183,745
Working capital	32,219	44,540	54,541	16,861	50,670	54,190	44,728
Long-term obligations, including current portion	2,701	39,509	54,611	43,962	34,205	38,076	54,457
Stockholders' equity	118,295	154,821	155,230	160,105	121,129	116,497	106,027

(a)
The Company was formed on February 13, 1998. Information for 1998 is from inception through December 31, 1998.

(b)
Expense classification is not available for 1998, other than depreciation and amortization.

(c)
The Company repurchased 2,000,000 shares of its common stock in February 2003 and repurchased an additional 1,557,498 shares of its common stock in May 2003. Accordingly, the shares used in the per share calculation for basic and diluted earnings per share in the six months ended June 30, 2003 do not fully reflect the impact of these purchases.

(d)
We believe it is appropriate to provide pro forma information indicating what our per share income (loss) would have been had the proceeds of our offering been used for debt repayment in the period as described in "Use of Proceeds" within this prospectus. The amount of proceeds used in these pro forma calculations is the amount required to repay the debt which was outstanding throughout each of the periods. To the extent we assumed proceeds were used for debt repayment, we then adjusted net income by $483,000 and $1,132,000 for the six month period ended June 30, 2003 and the year ended December 31, 2002, respectively, to give effect to the corresponding reduction in interest expense. The shares outstanding used to calculate both basic and diluted earnings per share were adjusted to include the number of shares that we would have issued in order to generate the proceeds for debt repayment using a $13.00 share price, which is the initial public offering price set forth on the cover page of this prospectus.

(e)
Includes acquisitions and non-cash property additions.

(f)
EBITDA consists of income (loss) before provision for income taxes and cumulative effects of change in accounting principle plus depreciation and amortization and interest expense, less interest income. We have presented EBITDA information solely as a supplemental disclosure because we believe it provides a helpful analysis of our operating results. EBITDA should not be construed as an alternative to operating income, net income (loss) or net cash provided by (used in) operating activities, as determined in accordance with accounting principles generally accepted in the United States. In addition, not all companies that report EBITDA information calculate EBITDA in the same manner as we do and, accordingly, our calculation is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

The following table reconciles EBITDA to net income (loss):

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands)
Net income (loss)	$429	$1,104	$(878)	$4,230	$(38,894)	$(43,532)	$8,059
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	49,899	49,899	—
Depreciation and amortization	969	5,519	7,541	7,897	5,014	2,408	2,745
Interest, net	(793)	1,319	5,005	5,082	2,908	1,663	1,191
Provision for income taxes	453	2,125	637	3,939	7,263	4,240	5,274

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$1,058	$10,067	$12,305	$21,148	$26,190	$14,678	$17,269

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Overview

       Since our formation in 1998, we have grown through both internal development and acquisitions. For the first 18 months of our existence, we focused on growth through acquisitions. Our acquisition strategy has been to target companies with strong management teams, a record of environmental compliance, solid growth prospects and a reputation for quality and customer service. We believe it is important for former owners to remain active in our business and have frequently used equity as a significant component of acquisitions.

       Internal growth is an important driver of our revenue and operating results. Since 1999, we have focused primarily on growing our sales and operating results within our existing organization. We have done so by developing our regional distribution networks and by creating overnight product transfers between our facilities to better leverage our inventory investment and to increase our ability to fill customer demand. We acquire salvage vehicles for dismantling from several sources, including salvage auctions, insurance companies and OEMs. We acquire the majority of our salvage vehicles from salvage auctions. A critical component of our operations is our ability to identify and value the recyclable parts on a damaged vehicle and rapidly determine the maximum price that we can pay for the salvage vehicle at auction in order to obtain our target margins on the resale of the recycled OEM products. Our ability to correctly assess the quality and ultimate sales prices for products when we purchase a salvage vehicle, as well as our ability to obtain the vehicle at a cost we determine to be reasonable in light of that assessment, directly impacts our profit margins in the periods subsequent to acquisition of the vehicles.

       Our revenue, cost of salvage vehicles and operating results have fluctuated on a quarterly and annual basis in the past and can be expected to continue to fluctuate in the future as a result of a number of factors, some of which are beyond our control. Factors that may affect our operating results include, but are not limited to:

•
fluctuations in the market value of salvage and used vehicles;

•
the availability and cost of salvage vehicles;

•
variations in vehicle accident rates;

•
changes in state or federal laws or regulations affecting our business;

•
our ability to integrate and manage our acquisitions successfully;

•
severity of weather and seasonality of weather patterns;

•
the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations and infrastructure; and

•
declines in asset values.

       Due to the foregoing factors, our operating results in one or more future periods can be expected to fluctuate. Accordingly, our results of operations may not be indicative of future performance.

Sources of Revenue

       Since 2000 our revenue from the sale of recycled OEM products and related services has ranged between 88% and 91% of our total revenue. We sell the majority of our recycled OEM products to collision repair shops and mechanical repair shops. Our recycled OEM products include, for example, engines, transmissions, front-ends, doors and trunk lids. The demand for our products and services is influenced by several factors, including the number of vehicles in operation, the number of miles being driven, the frequency and severity of vehicle accidents, availability and pricing of new and aftermarket parts, seasonal weather patterns and local weather conditions. Additionally, automobile insurance companies exert significant influence over collision repair shops as to how an insured vehicle is repaired and the cost level of the products used in the repair process. Accordingly, we consider automobile insurance companies to be key demand drivers for our products. We provide insurance companies services that include the review of vehicle repair order estimates, as well as direct quotation services to their adjusters. There is no standard price for recycled OEM products, but rather a pricing structure that varies from day to day based upon such factors as product availability, quality, demand, new product prices and the age of the vehicle being repaired.

       When we obtain a mechanical product from a dismantled vehicle and determine it is damaged or when we have a surplus of a certain mechanical product types, we sell them in bulk to mechanical remanufacturers. Since 2000 these sales have ranged from 4.8% to 7.1% of our total revenue. The majority of these products are transferred to two of our facilities in Houston, Texas where a sorting by product and model type takes place. Examples of such products are engine blocks and heads, transmissions, starters, alternators, and air conditioner compressors. After we have recovered all the products we intend to resell, the remaining materials are crushed and sold to scrap processors. Our revenue from the sale of scrap accounts for less than 1.7% of our total revenue.

       We also sell extended warranty contracts for certain mechanical products. These contracts cover the cost of parts and labor and are sold for periods of six months, one year or two years. We defer the revenue from such contracts and recognize it ratably over the term of the contracts. These contracts account for approximately 1% of our total revenue.

Cost of Goods Sold

       Our cost of goods sold includes the price we pay for the salvage vehicle, as well as auction fees and towing, where applicable. Our cost of goods sold also includes labor and other costs we incur to acquire and dismantle such vehicles. Our labor costs related to buying and dismantling account for approximately 10% of our cost of goods sold. The acquisition and dismantling of salvage vehicles is a manual process and, as a result, energy costs are not material.

       Our revenue from products that we obtain from third party recyclers to sell to our customers, which we refer to as brokered product sales, generally ranges from 8.9% to 9.6% of our total revenue. We purchase these products when we do not have them available in our own inventory. The gross margin on brokered product sales as a percentage of revenue is generally less than half of what we achieve from sales of our own inventory because we must pay higher prices for these products.

       Some of our mechanical products are sold with a standard six month warranty against defects. We record the estimated warranty costs at the time of sale using historical warranty claim information to project future warranty claims activity and related expenses. Our warranty expense is less than 1% of our total cost of goods sold. Our warranty reserve is as follows:

Balance as of December 31, 2001	$100,000
Warranty expense	1,226,000
Warranty claims	(1,170,000)

Balance as of December 31, 2002	156,000
Warranty expense	1,048,300
Warranty claims	(978,300)

Balance as of June 30, 2003	$226,000

       We also sell separately priced extended warranty contracts for certain mechanical products. The expense related to extended warranty claims is recognized when the claim is made.

Expenses

       Our facility and warehouse expenses primarily include our costs to operate our processing and redistribution facilities. These costs include labor for both plant management and facility and warehouse personnel, facility rent, property and liability insurance, utilities and other occupancy costs.

       Our distribution expenses primarily include our costs to deliver our products to our customers. Included in our distribution expense category are labor costs for drivers, local delivery and transfer truck rental costs, vehicle repairs and maintenance, insurance and fuel.

       Our selling and marketing expenses primarily include our advertising, promotion and marketing costs, salary and commission expenses for sales personnel, sales training, telephone and other communication expenses and bad debt expense. Personnel costs account for approximately 80% of our selling and marketing expenses. Most of our sales personnel are paid primarily on a commission basis. The number and quality of our sales force is critical to our ability to respond to our customers' needs and increase our sales volume. We are continually evaluating our sales force, developing and implementing training programs and utilizing appropriate measurements to assess our selling effectiveness.

       Our general and administrative expenses include primarily the costs of our corporate office and three regional offices that provide corporate and field management, treasury, accounting, legal, payroll, human resources and information systems functions.

Seasonality

       Our operating results are subject to quarterly variations based on a variety of factors, influenced primarily by seasonal changes in weather patterns. During the winter months, we tend to have higher demand for our products. In addition, the cost of salvage vehicles tends to be lower as more weather related accidents occur generating a larger supply of total loss vehicles.

Critical Accounting Policies and Estimates

       Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, assumptions and judgments, including those related to revenue recognition, warranty costs, inventory valuation, allowance for doubtful accounts, goodwill impairments, self-insurance programs, contingencies, asset impairments and taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for our judgments about the carrying values of assets and liabilities and our recognition of revenue that is not readily apparent from other sources. Actual results may differ from these estimates.

Revenue Recognition

       We recognize and report revenue from the sale of recycled automotive products when they are shipped and title has transferred, subject to a reserve for returns, discounts and allowances that management estimates based upon historical information. A collision repair product would ordinarily be returned within a few days of shipment, while a mechanical repair product may take longer to be returned. Discounts may be earned based upon sales volumes, or sales volumes coupled with prompt payment. Allowances are normally given within a few days following product shipment.

       We also sell separately priced extended warranty contracts for certain mechanical products. Revenue from these contracts is deferred and recognized ratably over the term of the contracts.

Warranty Reserves

       We issue a standard six-month warranty against defects on some of our mechanical products. We record an accrual for standard warranty claims at the time of sale using historical warranty claim information to project future warranty claims activity and related expenses. We analyze historical warranty claim activity by referencing the claims made and aging them from the original product sale date. We use this information to project future warranty claims on actual products sold that are still under warranty at the end of an accounting period. A 10% change in our historical annual warranty claims would result in a change in the estimated warranty reserve of approximately $120,000.

Inventory Accounting

       Inventory is recorded at the lower of cost or market. Our inventory cost is established based on the price we pay for a vehicle, and includes buying, dismantling and, where applicable, auction fees and towing. Inventory carrying value is determined using the average cost to sales percentage at each of our facilities and applying that percentage to the facility's inventory at expected selling prices. The average cost percentage is derived from each facility's historical vehicle sales, together with the costs for salvage vehicles purchased at auction or at contracted rates for salvage vehicles acquired under direct procurement arrangements. Our inventory carrying value is adjusted regularly to reflect the age and current and anticipated demand for our products. If actual demand differs from our estimates, an adjustment to our inventory carrying value would be necessary in the period such determination is made.

Allowance for Doubtful Accounts

       We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts, the aging of the accounts receivable and our historical experience. Our allowance for doubtful accounts at June 30, 2003 was approximately $1.5 million, which represents 6.8% of gross receivables. If actual defaults are higher than our historical experience, our allowance for doubtful accounts may be insufficient to cover the uncollectible receivables, which would have an adverse impact on our operating results in the period of occurrence. A 10% change in the annual write-off rate would result in a change in the estimated allowance for doubtful accounts of approximately $82,000. Our exposure to uncollectible accounts receivable is limited because we have a large number of smaller customers that are generally geographically dispersed. We control credit risk through credit approvals, credit limits and monitoring policies. We also have customers that pay for product at the time of shipment.

Goodwill Impairment

       We recorded goodwill as a result of our acquisitions. On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which we refer to as SFAS 142, that requires us to analyze our goodwill for impairment at least annually. The determination of the value of goodwill requires us to make estimates and assumptions that affect our consolidated financial statements. In assessing the recoverability of our goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. We perform goodwill impairment tests on an annual basis and between annual tests whenever events may indicate that an impairment exists. In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing of or otherwise exiting businesses, which could result in an impairment of goodwill.

       As a part of our adoption of SFAS 142, we utilize outside professionals in the valuation industry to validate the assumptions and overall methodology used to determine the fair value estimates. Valuations for some of our acquisitions have declined significantly since we made them due to a number of factors, including lower earnings multiples applied in the valuations of comparable companies. This resulted in the carrying values of certain reporting units exceeding the fair value of those reporting units as of January 1, 2002. As a result of adopting SFAS 142, we recorded a goodwill impairment of $49.9 million, net of tax of $16.1 million, as a cumulative effect of a change in accounting principle at January 1, 2002. As of June 30, 2003, we had $50.8 million in goodwill that will be subject to future impairment tests. If we were required to recognize goodwill impairments in future periods, we would report those impairment losses as part of our operating results and not as a change in accounting principle. We determined that no additional adjustments were necessary when we performed our annual impairment testing in the fourth quarter of 2002. A 10% decrease in the fair value estimates used in the fourth quarter of 2002 impairment test would not have changed this determination.

Impairment of Long-Lived Assets

       We review long-lived assets for possible impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable. If our review indicates that the carrying value of long-lived assets is not recoverable, we reduce the carrying amount of the assets to fair value. We have had no adjustments to the carrying value of long-lived assets in 2001, 2002 or 2003. We had an impairment loss in 2000 relating to certain application software licenses that we abandoned in 1999. These licenses were partially written down using market estimates in our December 31, 1999 balance sheet. We were unable to subsequently sell the licenses and we recorded an impairment loss of $0.5 million ($0.3 million after tax) in 2000. We also closed two satellite facilities during 2000, and recorded an impairment loss of $0.1 million in connection with these closures.

Self-Insurance Programs

       We self-insure a portion of employee medical benefits under the terms of our employee health insurance program. We purchase individual stop-loss insurance coverage that limits our exposure on specific claims as well as aggregate stop-loss insurance coverage that limits our total exposure to employee medical claims. We also self-insure for a portion of automobile, general liability and workers' compensation claims. We have purchased stop-loss insurance coverage that limits our exposure to both individual claims as well as our overall claims. The cost of the stop-loss insurance is expensed over the contract periods.

       We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers' compensation claims based upon the expected amount of all such claims. If actual claims are higher than we anticipated, our accrual might be insufficient to cover our claims costs, which would have an adverse impact on our operating results in that period. If we were to incur claims up to our aggregate stop-loss insurance coverage, we would have an additional expense of approximately $3.0 million on an annual basis.

Contingencies

       We are subject to the possibility of various loss contingencies arising in the ordinary course of business resulting from litigation, claims and other commitments and a variety of environmental and pollution control laws and regulations. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether the accruals should be adjusted. If the amount of an actual loss is greater than the amount we have accrued, this would have an adverse impact on our operating results in that period.

Accounting for Income Taxes

       We record a valuation allowance to reduce our deferred tax assets to the amount that we expect is more likely than not to be realized. We consider historical taxable income, expectations and risks associated with our estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. We had a $0.1 million valuation allowance as of each of December 31, 2001 and 2002, and June 30, 2003, against our deferred tax assets. Should we determine that it is more likely than not that we would be able to realize all of our deferred tax assets in the future, an adjustment to the net deferred tax asset would increase income in the period such determination was made. Conversely, should we determine that it is more likely than not that we would not be able to realize all of our deferred tax assets in the future, an adjustment to the net deferred tax assets would decrease income in the period such determination was made.

Acquisitions

       We acquired three automotive recycling businesses in 2003 for an aggregate of $3.5 million in cash, $0.2 million of which will be paid subsequent to June 30, 2003, and 50,000 shares of our common stock, which are reflected as redeemable common stock on our balance sheet. These are the first companies we have acquired since 1999. We continue to target certain strategic markets that would enhance and extend our existing network, and expect to establish additional redistribution centers or open new sales and processing facilities in markets where acceptable acquisition targets cannot be located.

Segment Reporting

       All of our operations are conducted in the United States. We manage our operations geographically. Because approximately 95% of all revenue and 92% of all profits are derived from, and 95% of all assets are used in, our salvage operations, we have concluded that our business activities fall into one reportable segment.

Results of Operations

       The following table sets forth statement of operations data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	52.7%	52.9%	53.8%	53.7%	52.7%

Gross margin	47.3%	47.1%	46.2%	46.3%	47.3%
Facility and warehouse expenses	14.3%	13.0%	12.5%	12.3%	12.0%
Distribution expenses	9.7%	9.8%	9.9%	9.4%	10.5%
Selling, general and administrative expense	17.7%	15.8%	14.8%	14.4%	14.2%
Depreciation and amortization	3.3%	3.2%	1.7%	1.7%	1.7%
Asset impairment loss	0.2%	—	—	—	—

Operating income	2.0%	5.2%	7.3%	8.4%	9.0%

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(0.1)%	3.3%	6.4%	7.4%	8.3%
Cumulative effect of change in accounting principle	—	—	(17.4)%	(34.6)%	—

Net income (loss)	(0.4)%	1.7%	(13.5)%	(30.2)%	5.0%

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

       Revenue.    Our revenue increased 11.2%, from $144.1 million for the six month period ended June 30, 2002 to $160.3 million for the comparable period of 2003. The increase in revenue is primarily due to the higher volume of products we sold as we have added two redistribution centers since the first quarter of 2002 and increased the number of customers that we serve by approximately 4.9%. In addition, we continued to expand our services to the insured repair industry, and added delivery routes, which helped us to increase our market penetration. We also completed three business acquisitions during the first half of 2003. The revenue attributable to these business acquisitions, since the dates of acquisition, accounted for approximately $2.4 million.

       Cost of Goods Sold.    Our cost of goods sold increased 9.1%, from $77.4 million for the six month period ended June 30, 2002 to $84.5 million for the comparable period of 2003. As a percentage of revenue, cost of goods sold decreased from 53.7% to 52.7%. The increase in cost of goods sold was primarily due to the increased volume of products we sold.

       Gross Margin.    Our gross margin increased 13.7%, from $66.7 million for the six month period ended June 30, 2002 to $75.8 million for the comparable period for 2003. As a percentage of revenue, gross margin increased from 46.3% to 47.3%. The increase in gross margin is due primarily to higher revenue growth in our markets that historically have higher gross margins as a percentage of revenue, in particular our operations in the Midwest and Northeast, and our improving costs of salvage in our Western and Southeast operations.

       Facility and Warehouse Expenses.    Facility and warehouse expenses increased 7.9%, from $17.8 million for the six month period ended June 30, 2002 to $19.2 million for the comparable period for 2003. As a percentage of revenue, facility and warehouse expenses decreased from 12.3% to 12.0%. The increase in expenses is primarily due to higher workers' compensation, property insurance and property taxes during the first half of 2003.

       Distribution Expenses.    Distribution expenses increased 24.1%, from $13.5 million for the six month period ended June 30, 2002 to $16.8 million for the comparable period for 2003. As a percentage of revenue, distribution expenses increased from 9.4% to 10.5%. We have added two redistribution centers, and have added several additional transfer routes and local delivery trucks since the first quarter of 2002. In addition, higher fuel, repairs and maintenance and insurance costs accounted for a portion of the growth in distribution expenses.

       Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased 9.4%, from $20.8 million for the six month period ended June 30, 2002 to $22.7 million for the comparable period for 2003. As a percentage of revenue, selling, general and administrative expenses decreased from 14.4% to 14.2%. The majority of the selling expense increase was due to labor or labor-related expenses. We increased our sales force on average by 25 positions, or 8.6%. In addition, the majority of our sales compensation is commission-based, and, accordingly, selling expenses tend to rise as revenue rises. Our general and administrative expenses increased moderately.

       Depreciation and Amortization.    Depreciation and amortization increased 14.0%, from $2.4 million for the six month period ended June 30, 2002 to $2.7 million for the comparable period for 2003. As a percentage of revenue, depreciation and amortization remained constant at 1.7%. Net property and equipment additions were approximately $7.6 million, primarily attributable to expansion of facilities and new information systems since the first half of 2002.

       Operating Income.    Our operating income increased 18.0%, from $12.2 million for the six month period ended June 30, 2002 to $14.4 million for the comparable period for 2003. As a percentage of revenue, operating income increased from 8.4% to 9.0%.

       Other (Income) Expense.    Net other expense decreased 34.3%, from $1.6 million for the six month period ended June 30, 2002 to $1.0 million for the comparable period for 2003. As a percentage of revenue, net other expense decreased from 1.1% to 0.6%. The decrease is primarily attributable to net interest expense, which totaled $1.7 million for the six month period ended June 30, 2002, versus $1.2 million for the comparable period in 2003. The decrease in net interest expense was a result of both lower average debt levels and interest rates during the 2003 period.

       Provision for Income Taxes.    The provision for income taxes increased 24.4%, from $4.2 million for the six month period ended June 30, 2002 to $5.3 million for the comparable period for 2003 due to our improved operating results. Our effective income tax rate was approximately 40% for both periods.

       Cumulative Effect of Change in Accounting Principle.    As described under "Critical Accounting Policies and Estimates – Goodwill Impairment," we recorded a goodwill impairment of $49.9 million, net of tax of $16.1 million, as a cumulative effect of a change in accounting principle at January 1, 2002. See the "Notes to Consolidated Financial Statements" for further discussion.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

       Revenue.    Our revenue increased 14.6%, from $250.5 million in 2001 to $287.1 million in 2002. The increase in revenue was primarily due to higher volume of products sold as we added three redistribution centers and increased the number of customers that we serve by approximately 6%. We made no business acquisitions during 2002 or 2001.

       Cost of Goods Sold.    Our cost of goods sold increased 16.6%, from $132.5 million in 2001 to $154.6 million in 2002. As a percentage of revenue, cost of goods sold increased from 52.9% to 53.8%. Our costs increased primarily due to our increased volume, as well as higher auction fees.

       Gross Margin.    Our gross margin increased 12.4%, from $117.9 million in 2001 to $132.6 million in 2002. As a percentage of revenue, gross margin decreased from 47.1% to 46.2%. Our gross margin increased primarily due to increased volume, which was partially offset by higher auction fees.

       Facility and Warehouse Expenses.    Facility and warehouse expenses increased 9.5%, from $32.7 million in 2001 to $35.8 million in 2002. As a percentage of revenue, facility and warehouse expenses decreased from 13.0% to 12.5%. Our facility rent and occupancy costs for our redistribution centers increased as we added three such facilities in 2002. We also added payroll expense as a result of higher volumes.

       Distribution Expenses.    Distribution expenses increased 15.9%, from $24.6 million in 2001 to $28.5 million in 2002. As a percentage of revenue, distribution expenses increased from 9.8% to 9.9%. We added three additional redistribution centers, as well as several additional transfer routes and approximately 15% more local delivery trucks. In addition, higher fuel, repairs and maintenance and insurance costs accounted for a portion of the growth in distribution expenses.

       Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased 6.9%, from $39.6 million in 2001 to $42.4 million in 2002. As a percentage of revenue, selling, general and administrative expenses decreased from 15.8% to 14.8%. Our selling expenses increased due to higher payroll costs resulting from our increased revenue. Our general and administrative expenses increased due primarily to higher volume.

       Depreciation and Amortization.    Depreciation and amortization decreased 36.5%, from $7.9 million in 2001 to $5.0 million in 2002. As a percentage of revenue, depreciation and amortization decreased from 3.2% to 1.7%. Effective January 1, 2002, we adopted SFAS 142. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. The decrease in depreciation and amortization expense was due primarily to the lack of goodwill amortization in 2002 in contrast to the goodwill amortization of $3.1 million in 2001.

       Operating Income.    Our operating income increased 59.0%, from $13.1 million in 2001 to $20.8 million in 2002. As a percentage of revenue, operating income increased from 5.2% to 7.3%.

       Other (Income) Expense.    Net other expense decreased 47.9%, from $4.9 million in 2001 to $2.6 million in 2002. As a percentage of revenue, net other expense decreased from 2.0% to 0.9%. Net interest expense decreased 42.8%, from $5.1 million in 2001 to $2.9 million in 2002. The decrease was the result of both lower debt levels and interest rates during 2002.

       Provision for Income Taxes.    Our provision for income taxes increased 84.4%, from $3.9 million in 2001 to $7.3 million in 2002 due to our improved operating results. Our effective rate decreased from 48.2% in 2001 to 39.8% in 2002 due primarily to the elimination of non-deductible goodwill amortization in 2002, as well as a reduction in effective state tax rates.

       Cumulative Effect of Change in Accounting Principle.    As described under "Critical Accounting Policies and Estimates – Goodwill Impairment," we recorded a goodwill impairment of $49.9 million, net of tax of $16.1 million, as a cumulative effect of a change in accounting principle at January 1, 2002. See the "Notes to Consolidated Financial Statements" for further discussion.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

       Revenue.    Our revenue increased 10.7%, from $226.3 million in 2000 to $250.5 million in 2001. The increase in revenue is primarily due to higher volume as we added two redistribution centers and increased the number of transfer and local delivery trucks during 2001, all in our effort to continue expanding our network. In addition, we began to provide more services to the insurance industry in 2001, such as reviewing vehicle repair order estimates, in order to provide insurance companies more opportunities to increase usage of our recycled OEM products. We made no business acquisitions during 2001 or 2000.

       Cost of Goods Sold.    Our cost of goods sold increased 11.1%, from $119.3 million in 2000 to $132.5 million in 2001. As a percentage of revenue, cost of goods sold increased from 52.7% to 52.9%. Cost of goods sold increased as our revenue increased. In addition, cost of goods sold in 2000 included inventory impairments at three facilities that totaled $1.0 million. As a result of these impairments, we implemented more strict buying disciplines in 2001 and made selected personnel changes in order to improve inventory realization at these three facilities.

       Gross Margin.    Our gross margin increased 10.2%, from $107.0 million in 2000 to $117.9 million in 2001. As a percentage of revenue, gross margin decreased from 47.3% to 47.1%.

       Facility and Warehouse Expenses.    Facility and warehouse expenses increased 1.2%, from $32.3 million in 2000 to $32.7 million in 2001. As a percentage of revenue, facility and warehouse expenses decreased from 14.3% to 13.0%. These expenses increased primarily due to our increased revenue. These expenses grew at a slower rate than revenue as a result of cost reduction efforts made in late 2000 and early 2001.

       Distribution Expenses.    Distribution expenses increased 12.5%, from $21.9 million in 2000 to $24.6 million in 2001. As a percentage of revenue, distribution expenses increased from 9.7% to 9.8%. We added two redistribution centers in 2001 to the nine that we had in 2000. Our distribution expenses also increased as we continued to add transfer and local delivery routes to expand our network. We increased the number of local delivery trucks in 2001 by approximately 9% over 2000.

       Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased 1.1%, from $40.1 million in 2000 to $39.6 million in 2001. As a percentage of revenue, selling, general and administrative expenses decreased from 17.7% to 15.8%. Our selling expenses decreased

$0.4 million primarily because we cut less productive sales positions and modified our sales commission plans. Our general and administrative expenses remained at approximately the same level as in 2000. Increases in general and administrative expense due to our volume increase were offset by the elimination of one of our four regional offices and reduction of other infrastructure costs in 2001. Severance cost of $0.2 million was recorded in 2000 related to the elimination of certain corporate positions.

       Depreciation and Amortization.    Depreciation and amortization increased 4.7%, from $7.5 million in 2000 to $7.9 million in 2001. As a percentage of revenue, depreciation and amortization decreased from 3.3% to 3.2%. The increase was due to additional investments in property and equipment in 2000.

       Asset Impairment Loss.    Asset impairment losses totaled $0.6 million in 2000. We had no asset impairment losses in 2001. The majority of this loss resulted from our decision in 1999 to abandon implementation of certain operating and financial information systems.

       Operating Income.    Our operating income increased 184.1%, from $4.6 million in 2000 to $13.1 million in 2001. As a percentage of revenue, operating income increased from 2.0% to 5.2%.

       Other (Income) Expense.    Net other expense was $4.9 million in 2000 and 2001. Net interest expense increased 1.5%, from $5.0 million in 2000 to $5.1 million in 2001. As a percentage of revenue, net interest expense decreased from 2.2% to 2.0%. While we had lower debt levels in 2001, interest expense increased primarily due to an increase in amortization of debt issuance costs of $0.6 million related to amending our revolving credit facility discussed below. These debt issuance costs were amortized over the credit facility's remaining life to June 30, 2002.

       Provision for Income Taxes.    Our provision for income taxes increased 517.8%, from $0.6 million in 2000 to $3.9 million in 2001. Our effective rate was 48.2% in 2001. The increase was due to our improved operating results.

Quarterly Results of Operations

       The following table represents unaudited statement of operations data for our most recent 14 quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. We have prepared this unaudited information on a basis consistent with the audited consolidated financial statements contained in this prospectus. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	March 31	June 30	September 30	December 31
	(In thousands)
Revenue
2000	$56,698	$55,794	$55,981	$57,831
2001	64,147	61,187	61,085	64,043
2002	71,314	72,787	71,860	71,164
2003	79,256	81,017	—	—
Gross Margin
2000	26,588	27,710	25,343	27,350
2001	30,140	29,135	28,824	29,843
2002	32,958	33,700	33,145	32,748
2003	37,453	38,345	—	—
Operating Income
2000	1,989	2,366	(963)	1,223
2001	4,080	2,952	2,661	3,419
2002	6,230	5,945	4,682	3,987
2003	7,020	7,344	—	—

       Our operating results are subject to quarterly variations based on a variety of factors, influenced primarily by seasonal changes in weather patterns. During the winter months, we tend to have higher demand for our products. In addition, the cost of salvage vehicles tends to be lower as more weather related accidents occur generating a larger supply of total loss vehicles.

Liquidity and Capital Resources

       Our primary sources of liquidity are our cash flow from operations and our credit facility. At June 30, 2003, we had cash and equivalents amounting to $2.1 million. Our liquidity needs are primarily to fund working capital requirements, make scheduled debt repayments and expand our facilities and network. The procurement of salvage and other mechanical inventory is the largest use of our funds. We normally pay for salvage vehicles acquired at salvage auctions and under some direct procurement arrangements at the time that we take possession of the vehicles. We acquired approximately 53,000, 64,000 and 73,000 salvage vehicles in 2000, 2001 and 2002 respectively, and 36,000 and 37,000 salvage vehicles during the six month periods ended June 30, 2002 and 2003, respectively.

       We intend to continue to evaluate markets for growth through the internal development of redistribution centers and processing facilities, and selected business acquisitions. Our future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of our internal development efforts and the success of those efforts, the costs and timing of expansion of our sales and marketing activities, and the costs and timing of future acquisitions.

       Net cash provided by operating activities was $10.3 million for the six months ended June 30, 2003, versus $9.5 million for the comparable period of 2002. Cash was provided by net income adjusted for non-cash items. Working capital uses of cash included increases in receivables, inventory and prepaid expenses and other assets, partially offset by higher current liabilities and income taxes payable. Receivables and inventory increased seasonally over December 2002 levels. Current liabilities and income taxes payable increased due primarily to higher levels of business activity and taxable income. Prepaid expenses and other assets increased primarily due to costs of $0.4 million for our planned initial public offering that have been deferred. Other noncurrent liabilities increased primarily due to increases in employee deferred compensation liabilities.

       Net cash used in investing activities was $6.2 million for the six months ended June 30, 2003, compared to $2.2 million for the comparable period of 2002, as we invested $3.3 million of cash in three acquisitions, while net property and equipment purchases increased $0.7 million.

       Net cash used in financing activities was $2.6 million for the six months ended June 30, 2003, compared to $7.3 million in the comparable period of 2002. We repurchased 3,557,498 shares of our common stock in 2003 for $22.9 million, primarily funded by net borrowings under our credit facility totaling $20.5 million. We made net debt repayments of $6.8 million in 2002.

       Net cash provided by operating activities was $17.7 million in 2002, versus $12.1 million in 2001. Cash was provided by net income adjusted for non-cash items. Working capital uses of cash included increases in receivables and inventory, and a decrease in income taxes payable, offset by reductions in prepaid expenses and other assets, and increases in accrued expenses. Receivables and inventory increased as our business activity increased. Prepaid expenses and other assets decreased primarily due to income tax refunds. Income taxes payable decreased as overpayments from prior years were applied against current year taxes. Accrued expenses increased primarily due to higher salvage vehicle purchases made from non-auction sources. Deferred revenue increased primarily due to higher sales of extended warranty contracts. Other nonconcurrent liabilities increased primarily due to increases in employee deferred compensation liabilities.

       Net cash used in investing activities was $6.7 million in 2002, compared to $3.5 million in 2001, as net property and equipment purchases increased $3.6 million while cash used for acquisitions decreased $0.4 million. We continued to expand our facilities and upgraded our computer systems.

       Net cash used in financing activities was $12.0 million in 2002, compared to $11.1 million in 2001. We entered into a new credit facility with our bank group that introduced a term loan component in addition to a higher revolving credit facility. Debt issuance costs increased $0.2 million due to the new credit facility. We also received and retired $0.1 million of our common stock in connection with the settlement of a note receivable.

       Net cash provided by operating activities was $12.1 million for 2001, compared to cash used in operating activities of $3.4 million in 2000. Cash was provided by net income adjusted for non-cash items. Working capital uses of cash included an increase in inventory and a decrease in accounts payable, partially offset by increases in prepaid and other assets, and increases in accrued expenses and income taxes payable. Inventory increased as we continued to expand our network and grow our revenue.

Prepaid expenses and other assets increased due primarily to prepaid and refundable income taxes. Income taxes payable increased due to higher taxable income in 2001.

       Net cash used in investing activities was $3.5 million in 2001, compared to $8.3 million in 2000, as net property and equipment purchases decreased $4.7 million. We completed construction of facility additions at some locations in 2000 and operated in 2001 under tighter capital constraints.

       Net cash used in financing activities was $11.1 million in 2001, compared to net cash provided by financing activities of $14.9 million in 2000. We borrowed $38.5 million in 2000 that was partially used to pay acquisition-related notes of $22.8 million. We made net repayments of $10.0 million against the credit facility in 2001.

       On June 21, 2002, we entered into a new credit facility with our bank group. The proceeds under the new credit facility were used to pay off $35.0 million that was outstanding under our previous facility. The new facility consists of a revolving line of credit with a maximum availability of $40.0 million and a $20.0 million term loan. On February 20, 2003, the credit facility was amended to provide an additional term loan in the amount of $9.0 million. The credit facility is collateralized by substantially all of our assets (including the stock in our subsidiaries) and contains customary covenants, including, among other things, prohibitions on the payment of cash dividends, restrictions on the payment of other dividends and on purchases, redemptions and acquisitions of our stock, limitations on additional indebtedness, certain limitations on acquisitions, mergers, and consolidations, and the maintenance of certain financial ratios. At June 30, 2003 and at December 31, 2002, we were in compliance with all covenants. The revolving line of credit matures on June 30, 2005. The $20.0 million term loan requires scheduled quarterly repayments, which began December 31, 2002, with a final payment due on June 30, 2005. The $9.0 million term loan matures on February 20, 2004. Availability under the revolving line of credit was approximately $26.0 million and $15.0 million at December 31, 2002 and June 30, 2003, respectively, and is calculated monthly based upon the amount of eligible inventory and accounts receivable, as defined under the credit facility. Total availability under the revolving line of credit is also calculated based on a proforma calculation not to exceed a defined ratio of our senior funded debt to earnings before interest, taxes, depreciation, and amortization, or EBITDA, and impairment of goodwill. The interest rate on advances under the revolving line of credit and $20.0 million term loan may be either the bank prime lending rate or the Interbank Offering Rate, or IBOR, at our option, plus an additional percentage ranging from 0.50% to 1.25% for prime rate loans, or 2.00% to 2.75% for IBOR-based loans. The percentage added to the prime lending rate or IBOR is dependent upon our total funded debt to EBITDA ratio for the trailing four quarters. The interest rate on advances under the $9.0 million term loan may be either the bank prime lending rate or IBOR, at our option, plus 1.25% for prime rate loans, or 2.75% for IBOR-based loans. The weighted-average interest rate on borrowings outstanding against the credit facility at December 31, 2002 and June 30, 2003 was 3.81% and 3.82%, respectively. Borrowings against the revolving line of credit totaled $11.0 million and $25.0 million at December 31, 2002 and June 30, 2003, respectively, and are classified as long-term obligations. We may refinance our existing bank credit facility in the latter half of 2003 to introduce a longer term-loan element, although there can be no assurance we will be able to complete a refinancing.

       We may in the future borrow additional amounts under our revolving credit facility or enter into new or additional borrowing arrangements. Any proceeds from such new or additional borrowing arrangements will be used for general corporate purposes, including to develop and acquire recycling businesses and redistribution facilities, to expand and improve existing facilities, to purchase property, equipment and inventory, and for working capital.

       During August 2002, as required by our bank credit facility, we entered into a two-year interest rate swap agreement with a total notional amount of $10.0 million and a fixed rate of 2.65%. The counterparty to the agreement is a member of our bank group. Under the terms of the agreement, we are required to make quarterly payments at the specified fixed rate and in return receive payments at variable rates. The estimated fair value of the interest rate swap is a loss of $0.2 million at both December 31, 2002 and June 30, 2003, and is included in Other Noncurrent Liabilities and Accrued expenses. In accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, the changes in the fair value of the interest rate swap are included in current period earnings, as the agreement has not been designated as a hedging instrument.

       In February 2003, we repurchased 2,000,000 shares of our common stock from existing stockholders, including 1,878,684 shares repurchased from AutoNation, Inc., our largest stockholder at the time, for a total of $12.0 million in cash. We partially funded the stock repurchase by obtaining a $9.0 million term loan, which matures on February 20, 2004. The remaining $3.0 million of the stock repurchase was funded from borrowings under our revolving credit facility.

       In May 2003, we repurchased 1,557,498 shares of our common stock from existing stockholders, including 1,500,000 shares repurchased from AutoNation, Inc., for a total of $10.9 million in cash. We partially funded the stock repurchase by borrowing an additional $9.0 million against our revolving credit facility.

       On February 28, 2003, in connection with a business acquisition, we issued two promissory notes totaling $0.2 million. The annual interest rate on the notes is 3.5% and interest is payable upon maturity. The first $0.1 million note matures on February 28, 2004 and the second $0.1 million note matures on February 28, 2005.

       We estimate that our capital expenditures for 2003 will be approximately $17.0 million, of which $7.0 million has already been expended through June 30, 2003, net of proceeds from sale of property and equipment. We expect the balance will be used for asset replacements, construction of two new facilities, and to expand current facilities.

       We believe that our current cash and equivalents, cash provided by operating activities, funds available under our existing credit facility, and the proceeds of this offering will be sufficient to meet our current operating and capital requirements. However, we may, from time to time, be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that additional funding, or refinancing of our current credit facility, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital if and when needed could have a material adverse impact on our business, operating results and financial condition.

Off-Balance Sheet Arrangements and Future Commitments

       We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we have not entered into any derivative contracts other than our interest rate swap agreement discussed above, nor do we have any synthetic leases.

       The following table represents our future commitments under contractual obligations as of December 31, 2002:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In millions)
Contractual Obligations
Long-term debt	$30.8	$6.1	$24.0	$0.5	$0.2
Capital lease obligations	3.4	0.3	1.7	0.8	0.6
Operating leases	27.6	6.8	10.8	6.8	3.2
Other long-term obligations
Deferred compensation plans	1.2	—	—	—	1.2
Interest rate swap	0.2	—	0.2	—	—

Totals	$63.2	$13.2	$36.7	$8.1	$5.2

Related Party Transactions

       We have entered into a number of related party transactions that we believe are on terms no less favorable to us than otherwise could have been obtained from unaffiliated third parties. Please see "Certain Relationships and Related Party Transactions" for a description of such transactions.

Quantitative and Qualitative Disclosures About Market Risk

       We are exposed to interest rate fluctuations on our floating rate $66.5 million credit facility. As of June 30, 2003, we had $50.3 million outstanding related to this credit facility. Our credit facility required that we enter into an interest rate swap agreement to mitigate our interest rate risk on a portion of the balance outstanding. We do not however, as a matter of policy, enter into hedging contracts for trading or speculative purposes. The swap agreement has not been designated as a hedging instrument and, as a result, changes in the fair value of the swap agreement are included in current period earnings. Our interest rate swap agreement has a notional amount of $10.0 million under which we pay a fixed rate of interest of 2.65% and receive a LIBOR-based floating rate. We recorded a non-cash charge of $0.2 million in 2002 and $8,000 in the six month period ended June 30, 2003 related to the change in fair value of the interest rate swap agreement.

       Based upon our variable rate debt at December 31, 2002, a hypothetical 1% increase in interest rates would result in an annual increase in interest expense of approximately $0.1 million, including the effect on our interest rate swap.

Recently Issued Accounting Pronouncements

       In the following discussion, we refer to Statements of Financial Accounting Standards by reference to "SFAS" and the number of the statement. Effective January 1, 2001, we adopted the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We have concluded that the adoption of these standards had no effect on our consolidated financial position, results of operations, or cash flows.

       In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS 141, "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies certain criteria that intangible assets acquired in a business combination must meet in order to be recognized and reported apart from goodwill. We did not acquire any businesses in 2001 or 2002, and there was no significant impact on our 2003 acquisitions.

       Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as discussed in "Critical Accounting Policies and Estimates—Goodwill Impairment" above.

       We adopted the provisions of SFAS 144, "Accounting for the Impairment of Long-Lived Assets" as of January 1, 2002. SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting requirements of Accounting Principles Board Opinion, or APB, No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary and Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS 144 resolves certain implementation issues related to SFAS 121 and establishes a single accounting model for long-lived assets to be disposed of by sale (whether individual assets or a component of a business). We have concluded that the adoption of these standards had no effect on our 2002 consolidated financial position, results of operations, or cash flows.

       In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN 45. FIN 45 elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guaranties that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guaranties, a liability for the fair value of the obligation undertaken in issuing the guaranty. We reviewed the provisions of FIN 45 relating to the initial recognition and measurement of guarantor liabilities, which are effective for qualifying guaranties entered into or modified after December 31, 2002, but we do not expect it to have a material impact on our consolidated financial position, results of operations, or cash flows. The disclosure requirements of FIN 45 relative to our product warranty liability, which are effective for the year ended December 31, 2002, are included in the "Notes to Consolidated Financial Statements."

       In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosures," which amends SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based employee compensation. We have elected to continue to account for stock-based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and, as a result, do not expect this standard to have a material effect on our consolidated financial position, results of operations, or cash flows. SFAS 148 disclosure requirements are effective for fiscal years ending after December 15, 2002 and have been included in the "Notes to Consolidated Financial Statements."

       In May 2003, FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity and will be effective for periods ending on or after December 15, 2003. We have reviewed the new standard and determined that its implementation will not impact our consolidated financial position, results of operations or cash flows.

INDUSTRY BACKGROUND

Overview

       Automotive recyclers, also known as salvage yards or automobile dismantlers, are in the business of procuring severely damaged or total loss vehicles and disassembling them for their salvage parts, other mechanical parts and scrap value. Automotive recycling is a process that involves:

•
the purchase and collection of damaged or obsolete motor vehicles, including domestic and foreign automobiles, light and heavy duty trucks, buses and motorcycles;

•
the dismantling or disassembly of collected vehicles and removal of reusable parts for resale or remanufacturing;

•
the removal of non-reusable but recyclable materials and parts, such as fluids, batteries, tires and catalytic converters; and

•
the disposal of vehicle hulks for shredding and the distribution of remaining waste to scrap processors and landfills.

       Wrecked vehicles are sold at salvage auctions held each weekday throughout the country. Salvage auctions provide an outlet for salvage vehicles to be sold primarily to automotive recyclers and rebuilders.

       A salvage automotive product is a used part suitable for sale as a replacement part. Other used mechanical parts are parts not suitable for sale as replacement parts without further remanufacturing work. In most cases, much of a salvaged vehicle is utilized for salvage parts, including engines, transmissions, body panels and assemblies, electrical equipment, wheels and, to a lesser extent, glass.

       The automotive recycling industry is highly fragmented, with very few multi-unit operators. We estimate there are more than 6,000 automotive recyclers in the United States. We believe approximately 93% of automotive recycling businesses have less than $3.0 million of annual revenue and approximately 50% have less than $0.5 million of annual revenue.

       The automotive products market (including accessories, service, repair and maintenance items) totaled $175.6 billion in 2002 and is estimated at $183.0 billion in 2003, according to the Automotive Aftermarket Industry Association, which we refer to as the AAIA. The portions of the automotive products market that automotive recyclers primarily serve are the collision repair market, with approximately $32.4 billion of annual sales in 2002 and the mechanical repair market, with approximately $94.1 billion of annual sales in 2002 according to the AAIA.

       Estimates of the aggregate size of the automotive recycling industry in the United States range from $3.7 to $6.5 billion. According to CCC Information Services, Inc., which we refer to as CCC, recycled OEM products account for approximately 12% of insured replacement parts sales and 4.7% of total insured collision repair costs. We believe that recycled OEM products can account for a larger percentage of the replacement parts market based on the advantages offered by recycled OEM products and industry dynamics, including high frequency of collisions, high cost of vehicle repair and the desire of insurance companies to reduce their claims expenses.

Repair Shops

       The collision repair and mechanical repair markets include sales of replacement parts. Buyers of replacement parts have the option to purchase primarily from three sources: new parts produced by OEMs, which are commonly known as OEM parts; new parts produced by companies other than the OEMs, often foreign companies, and sometimes referred to generically as "aftermarket" parts; and recycled parts originally produced by OEMs, which we refer to as recycled OEM products.

       Recycled OEM products are purchased by mechanical repair shops that service the mechanical aspects of vehicles, collision repair shops that work on the body parts of vehicles, remanufacturers of parts that require some restoration prior to use, and retail used parts customers. The automotive recycling industry sells primarily to mechanical and collision repair shops and to retail customers. The use of recycled OEM products in the repair process usually results in a lower cost of replacement parts to repair shops and retail customers than the use of new OEM parts. The purchasers of recycled OEM products are collectively referred to in this prospectus as repair shops.

       Repair shops are the direct buyers of replacement parts. However, the vast majority of the $32.4 billion of collision repair costs are paid by automobile insurance companies. In such cases, insurance companies can exert significant influence over the decision of which replacement part is purchased.

Insurance Companies

       The automobile insurance industry as a whole places emphasis on containing the cost and managing the severity of claims. As part of this emphasis, insurance companies, which include extended warranty providers, have entered into arrangements with repair shops to better manage the repair process. Insurance companies with these arrangements direct their repair work to the repair shops in their "network" in exchange for more control over the repair process. We believe that these arrangements can lead to a higher utilization of recycled OEM products.

       Many insurance companies have signed work agreements with repair shops that govern the rules the repair shop must follow when doing work for a particular insurance company, including the percentages of recycled OEM products the shop must use. In return, the insurance company designates the repair shop as one of its direct repair facilities and sends its repair work to that shop. Accordingly, in many instances when a vehicle is in an accident, the insurance company will designate the repair shops to which the vehicle can be taken for repair.

       We believe that recycled OEM products have advantages over new OEM parts and aftermarket parts. Our recycled OEM products are, with rare exceptions, less expensive than new OEM parts, often require less assembly or preparation work, and are of substantially the same quality as new OEM parts. Our recycled OEM products are often preferred by insurance companies and vehicle owners over aftermarket parts because of the quality and consistency of the product. Some insurance companies have curtailed or eliminated purchases of aftermarket parts in light of a lawsuit involving State Farm. See "Risk Factors – We may lose business if recent litigation involving the use of parts that are not original equipment manufacturer parts results in insurance companies modifying arrangements affecting the use of recycled automotive products in the repair process." We believe that the automobile insurance industry will direct the purchase of more recycled OEM products as a percentage of total replacement part purchases as insurance companies recognize the cost and quality advantages of recycled OEM products.

Economics of the Industry

       The current insurance industry practice of reimbursing repair shops for replacement parts purchases differs for new OEM parts versus recycled OEM products. In general, we believe repair shops receive a discount of approximately 30% from the list price of new OEM parts and 25% from the list price of aftermarket parts. Automobile insurance companies then reimburse repair shops the full list price, resulting in a mark-up of over 40% for new OEM parts and 33% for aftermarket parts. With respect to recycled OEM products, we believe insurance companies generally reimburse repair shops the actual cost of the recycled OEM product plus a mark-up of 25%. Under the current system, the repair shops have an economic incentive to purchase new OEM parts or aftermarket parts instead of recycled OEM products because they enjoy a larger percentage mark-up by doing so.

       New OEM parts and aftermarket parts often require various degrees of assembly and preparation. The insurance company has to pay for the labor required for such assembly and preparation, as well as increased expenses incurred due to the additional time required, such as rental vehicle expenses. Recycled OEM products, on the other hand, are delivered to the repair shop in an assembled condition, reducing repair time and thus providing cost savings to insurance companies.

Accident and Repair Trends

       Vehicles involved in accidents contribute both to the supply of recycled OEM products available for resale and to the demand for repairs using recycled OEM products. The number of vehicles involved in collisions is influenced by a number of factors including the number of vehicles on the road, the number of miles driven, the ages of drivers, the use of cellular telephones by drivers, the congestion of traffic, the occurrence and severity of certain weather conditions, and the condition of the roadways.

       The following table sets forth the number of vehicles in operation in the United States and the number of vehicles involved in collisions each year.

	1997	1998	1999	2000	2001	2002
	(In millions)
Number of vehicles in operation, according to NADA's Auto Exec Magazine	201.1	205.0	209.5	213.3	216.7	221.0
Number of vehicles in collisions annually, according to the AAIA	24	21	18	25	21	N/A

       The dollar volume of professional repairs, which excludes do-it-yourself repairs, in the United States is significant. The following table sets forth such dollar volumes for the years indicated, according to the AAIA.

	1997	1998	1999	2000	2001	2002
	(In billions)
Professional collision repair	$25.7	$26.0	$27.5	$28.9	$30.7	$32.4
Professional mechanical and electrical repair	$77.7	$80.5	$82.3	$85.5	$90.0	$94.1

       According to CCC the percentage of vehicles categorized as "total loss" vehicles by the automobile insurance industry is rising. The percentage of vehicles involved in collisions annually that are categorized as total loss for the years listed is as follows:

Year	%
1997	8.5
1998	8.7
1999	8.1
2000	8.6
2001	11.0
2002	12.0

       As a rule of thumb, a vehicle is categorized as a total loss when the cost to repair it exceeds the cost to replace it. The rise in the number of total loss vehicles is important because it increases the quantity of parts available and tends to reduce the procurement cost of salvage vehicles at auction. We expect that insurance companies will attempt to reduce the number of total loss vehicles by reducing the severity of claims generally. We believe that one of the key methods to reduce severity is to utilize less expensive recycled OEM products in the repair process.

BUSINESS

Overview

       We believe we are the largest nationwide provider of recycled OEM automotive products and related services, with 38 sales and processing facilities and 12 redistribution centers that reach most major markets in the United States. We procure salvage vehicles, primarily at auctions, using our locally based professionals and centralized procurement systems. Once we have received proper title, which assures us that the vehicles have not been stolen, we dismantle them for recycled products. We also provide insurance company customers a review of vehicle repair order estimates so they may assess the opportunity to increase usage of recycled OEM products in the repair process. Our customers include collision and mechanical repair shops and, indirectly, insurance companies, including extended warranty companies. We believe we offer our customers a wide selection and availability of high quality and low cost alternatives to new OEM and aftermarket parts. We believe we are well positioned to take advantage of the trends supporting industry growth, including high frequency of collisions, high cost of vehicle repair and the desire of insurance companies to reduce their claims expenses.

       We have developed centralized systems and methodologies that we believe give us competitive advantages in procuring an attractive mix of recycled OEM products from auctions. These systems and methodologies allow us to identify and value the parts on a damaged vehicle at auction that can be recycled and to rapidly determine the maximum price we can pay for the vehicle in order to achieve our target margins on resale of the recycled OEM products. We focus on maintaining our disciplined purchasing by balancing our regional inventory levels with forecasted demand, and limiting our bids to provide profitable targeted margins. We seek to optimize the prices for our products by regularly analyzing such factors as location, recent demand, inventory quantity, inventory turnover, new OEM part prices, aftermarket part prices and remanufactured part prices. Through our nationwide system of regional facilities, we believe we are uniquely positioned to provide a broad and deep range of cost effective products and services to our customers.

       The majority of our products and services are sold to collision repair shops, also known as body shops, and mechanical repair shops. These customers benefit from our high quality recycled products, extensive product availability due to our regionally focused inventories, lower product costs than new OEM parts, and quick delivery. We provide benefits to repair shops and insurance companies because the lower costs for our products enable many vehicles to be repaired rather than declared a total loss. We indirectly rely on insurance companies, which ultimately pay the collision repair shops for the repair of insured vehicles, as a source of business. These insurance companies exert significant influence in the vehicle repair decision, and increasingly look to a nationwide source for consistency, quality and availability of replacement parts. Because of their importance to the process, we have formed business relationships with insurance companies such as Allstate Insurance Company, Farmers Insurance Group and Nationwide Insurance Company and with certain extended warranty providers, in order to be their preferred automotive recycling company. For example, with Allstate Insurance Company and Farmers Insurance Group we have defined vehicle repair order estimate review programs in place and provide their claims adjusters a part quote and locator service. In addition we provide them an outlet to dispose of certain total loss vehicles directly with us. With Nationwide Insurance Company we provide their claims adjusters a part quote and locator service and have piloted various types of vehicle repair order estimate review services to them in the past. We are in the process of starting a new vehicle repair order estimate review program with them along with a recycled glass provider program. We provide extended warranty companies a single national call desk to service their nationwide needs for mechanical products. In addition, to provide alternative sources of salvage vehicles, we obtain some vehicles directly from insurance companies, automobile manufacturers and other suppliers.

       Like most other automotive recycling companies, we are not in the product remanufacturing business. From time to time we sell certain new OEM or aftermarket parts that complement our recycled OEM products when requested to do so by our customers.

Our History

       We believe we were the first recycler of automotive products to achieve a national network and presence. Since our formation in 1998, we have grown through both internal development and acquisitions. Until late 1999, we focused on growth through acquisitions. Our acquisition strategy has been to target companies with strong management teams, a record of environmental compliance, solid growth prospects and a reputation for quality and customer service. We believe it is important for former owners to remain active in our business and have frequently used equity as a significant component of acquisitions. As of June 30, 2003, former owners of acquired companies employed in managerial positions, along with their affiliates, owned approximately 22% of our common stock.

       Internal growth is an important driver of our revenue and operating results. Since completing our initial acquisitions in 1998 and 1999 through which we established our national presence, we have focused primarily on growing our sales and operating results within our existing organization. We did so by developing our regional distribution networks and by creating overnight product transfers between our facilities to better leverage our inventory investment and to increase our ability to fill customer demand.

Our Strengths

We Provide Services to Insurance Companies and Extended Warranty Providers

       We believe that our nationwide presence gives us a unique ability to service the major automobile insurance companies and extended warranty providers. Insurance companies and extended warranty providers are generally national or regional and play a critical role in the repair process. We believe we provide a direct benefit to these companies by lowering the cost of repairs, decreasing the time required to return the repaired vehicle to the customer, and providing a replacement that is of the same quality as the OEM part replaced. Specifically, we assist insurance companies by purchasing insured total loss vehicles and by providing cost effective products through sales to collision repair shops, especially to repair shops that are part of their network. We also provide a review of vehicle repair order estimates to insurance companies so they may assess the opportunity to increase usage of recycled OEM products. For extended warranty providers, we provide a single national call desk to service their nationwide need for mechanical products.

Our National Network Would be Difficult to Replicate

       We believe that our national network provides a competitive advantage because it would be difficult to replicate. We have invested significant capital into our current network of service facilities. Since our founding, we have developed a national network of 38 sales and processing facilities and 12 redistribution centers servicing 30 out of 35 major metropolitan areas in the United States. We consider our national presence to be a key distinguishing factor. We have differentiated ourselves from our local competitors and made replication of a similar network difficult by developing our network using anchor companies that were among the largest companies in the industry with multiple locations. The difficulty and time required to obtain the proper zoning, as well as dismantling and other environmental permits necessary to operate a newly-sited facility, would make establishing new facilities difficult and expensive. In addition, there are difficulties associated with recruiting and hiring an experienced management team that has strong local relationships with customers.

We Benefit From a Local Presence as Well as a National Network

       We have developed a network of local facilities that allows us to maintain and develop our relationships with local repair shops, while providing a level of service to insurance companies and national customers that is made possible by our nationwide presence. Our local presence allows us to provide daily deliveries that our customers require, using drivers who routinely deliver to the same customers. Our sales force maintains and develops critical personal relationships with the local repair shops that benefit from access to our wide selection of products, which we are able to offer as a result of our regional inventory network. Finally, our national network allows us to enter adjacent markets by establishing redistribution facilities, which avoids the need for local dismantling capabilities and inventory. Using this method, we can enter new markets quickly.

We Have an Effective Procurement Process

       We have developed information systems and methodologies that leverage our nationwide presence and use our centralized purchasing personnel to procure vehicles cost-effectively. As our largest single expenditure, efficient procurement of salvage vehicles is critical to the growth, operating results and cash flow of our business. A critical component of our operations is our ability to identify and value the parts that can be recycled on a damaged vehicle at auction and to rapidly determine the maximum price we can pay for the vehicle in order to achieve our target margins on resale of the recycled OEM products. We carefully analyze the market and obtain salvage vehicles of the type whose parts are in demand at prices that we believe will allow us to sell products profitably. We have also taken advantage of our relationships with insurance companies and automobile manufacturers to obtain salvage vehicles outside the auction process.

We Have a Broad and Deep Inventory of High Quality Products

       Our broad and deep inventory of high quality recycled OEM products allows us to service our customers by rapidly delivering popular products. We believe that our customers place a high value on availability of high quality recycled OEM products. We have therefore invested significant capital in our inventory and we have developed six regional trading zones, within which we make our inventory available to all of our local facilities. We manage our inventory and purchasing on a regional basis to enhance the availability of the recycled OEM products that we believe will be in the highest demand within each region. As we grow our business and financial resources, we will continue to increase our inventory and look for ways to improve our ability to consistently fill our customers' orders.

We Have Implemented Management Disciplines

       We have developed and built procurement, operating and financial systems that have allowed us to grow and develop our national network. We believe that our ability to implement best practices utilizing professional management techniques and disciplines in an industry characterized by small companies with limited resources has made us an industry leader. As our business has grown, we have implemented programs to further employee development, support the sharing of best practices among employees, and attract and retain our valuable employees.

We Have a Demonstrated Ability to Generate Internal Growth

       Since completing our initial acquisitions in 1998 and 1999, through which we established our national presence, internal growth has been the principal driver of our revenue and operating results. Our revenue has increased at a compounded annual growth rate of 17.2%, from $178.1 million in 1999 to $287.1 million in 2002. During the same period, our operating margin increased from 2.4% in 1999 to 7.3% in 2002. We accomplished this by developing our regional distribution networks and by creating overnight product transfers between our facilities to better leverage our inventory investment and to increase our ability to fill customer demand.

Our Strategies

Expand our National Network

       We intend to continue to expand our market coverage through a combination of internal development and acquisitions. We currently service 30 out of 35 major metropolitan areas in the United States. We plan to establish a presence in additional major metropolitan markets and a number of smaller markets in the United States. We continually analyze our national network and look for opportunities to expand into new regions or into adjacent markets. We estimate our current share of the automotive recycling market to be less than 10%. Because the industry is characterized by a large number of small operators, we believe there is significant opportunity for growth. We are currently evaluating a number of acquisition candidates, and since January 2003 we have acquired three companies for an aggregate purchase price of $4.1 million in cash and equity. We have applied an analytical and disciplined approach to our acquisition process and targeted companies with strong management teams, a record of environmental compliance, solid growth prospects and a reputation for quality and customer service. We intend to continue to apply the same disciplines to future acquisition opportunities.

Further Develop Business Relationships

       We intend to continue to develop business relationships with automobile insurance companies, extended warranty providers and other industry participants. We have developed programs to enhance our relationships with these key user groups. We believe that insurance companies and extended warranty providers will take a more active role in the selection of replacement products in the repair process and that they have significant incentives to increase the use of lower cost alternatives to new parts. On behalf of certain insurance company customers, we provide a review of vehicle repair order estimates so they may assess the opportunity to increase usage of recycled OEM products in the repair process. Our employees also provide quotes for our products to assist several insurance companies with their estimate and settlement processes. We work with insurance companies and vehicle manufacturers to procure salvage vehicles directly from them on a selected basis which provides us an additional source of supply as well as enhancing their recoveries on salvage vehicles. We believe we are positioned to take advantage of the increasing importance of these groups, and we will continue to look for ways to provide services to them in order to enhance our relationships.

Continue to Improve our Operating Results

       We are working to improve our operating results by applying our business approach to our most recently acquired facilities, continuing to build our nationwide network, further centralizing certain functions, improving our use of technology, and increasing revenue at our lower volume facilities. Our higher volume facilities generally operate at a higher profitability level as a percentage of revenue. We believe we can improve the operating results at our lower volume facilities by achieving the economies of scale that we realize at our higher volume facilities. We are continually investing resources in procurement in an attempt to obtain our products at optimum prices. We are continuing to centralize the procurement function, which uses methodologies that analyze demand levels for our products, existing inventory levels, and projected margins on an individual vehicle basis.

Further Develop our Technology

       We continue to emphasize the use of technology in our processes to improve efficiency and to increase the standardization of our business. Our technology enhances procurement, pricing and inventory management. We continue to develop our technology to allow us to better manage and analyze our inventory, to assist our sales people with up-to-date pricing and availability of our products, and to further enhance our procurement process. We are implementing a program to migrate our regional servers to a more centralized system to improve efficiency and increase cost savings. We also intend to develop a hand-held wireless device to transmit bidding data from our scouts in the field to our centralized procurement personnel.

Raise Industry Standards by Being an Industry Leader

       Since our inception, we have employed a professional approach to the automotive recycling business. We continue to seek new ways to improve our methodologies and to communicate our standards to our customers. We believe that our competitors will seek to emulate our model. We further believe that, by elevating industry standards in areas such as customer service, integrity, product quality and availability, delivery time, warranty support, environmental compliance, and facilities appearance, we can help promote the acceptability of the use of recycled OEM products and the growth of the automotive recycling industry.

Our Process

       Our operations involve four primary components: procurement of materials, vehicle processing, sales and distribution. Our business is organized into six regions, which we call trading zones. We analyze each regional trading zone's inventory to determine which vehicles to acquire at salvage auctions. When we acquire a vehicle, we place its usable parts into our inventory for the trading zone where it was acquired. If a customer requests a part that is not available at our nearest facility, our sales staff will sell the part if it is located at another facility within the same trading zone. In such instances, our customers receive the same quality service because we operate daily intra-trading zone product transfers between our facilities to provide prompt delivery. On a nationwide basis, there are approximately 44 such daily transfers.

Procurement of Materials

       Procurement is the acquisition of severely damaged or totaled vehicles for the purpose of obtaining recycled OEM products and other inventory. Wrecked vehicles are sold at salvage auctions held each weekday throughout the country. Salvage auctions provide an outlet for salvage vehicles to be processed and sold primarily to automotive recyclers and rebuilders. We acquired approximately 73,000 vehicles in 2002. We purchase the majority of our vehicles from salvage auctions. We pay third parties fees to tow the vehicles from the auction to our facilities. Salvage auctions charge fees both to the supplier of vehicles (primarily insurance companies) and to the purchaser (including us).

       For the vast majority of our procurements, we send a representative, whom we refer to as a "scout," in advance of each auction to investigate the vehicles we would be interested in buying. The scout obtains key information such as the model, mileage and damage assessment and determines which parts on the targeted vehicles are recyclable. This information is immediately forwarded to our bid specialists located in Akron, Ohio. The bid specialists analyze the data in light of current demand for the parts in question, the levels of our inventory with respect to such parts, and the projected margins expected for each vehicle. The specialists then set a maximum bid price which our bidders use to purchase the vehicle at auction. We believe that this system provides a disciplined approach for procurement.

       We also obtain salvage vehicles and parts from insurance companies, automobile manufacturers, abandoned vehicle programs and other salvage sources. Some of these arrangements allow us to acquire salvage, damaged or over-stock vehicles directly from the insurance company or automobile manufacturer at a cost calculated as a percentage of revenue, which is remitted as products are sold from these vehicles. These arrangements eliminate the fees we and the insurance company would otherwise pay to the salvage auction and provide us inventory with a lower initial expenditure of capital.

Vehicle Processing

       Vehicle processing involves converting a salvage vehicle into recycled OEM products ready for delivery. When a salvage vehicle arrives at one of our facilities, an inventory specialist identifies, catalogs and schedules the vehicle for dismantling. We do not dismantle any vehicle until we have received proper title documentation, thereby assuring that the vehicle is not stolen.

       The dismantler removes components that will become products for sale. We make these products available for sale as soon as possible, often within 24 hours of being checked into inventory. Products that are placed directly on inventory shelves generally include such items as the engine, transmission, hood, trunk lid, tail lamps, rear bumper and doors. We remove all non-reusable, recyclable items including fluids, freon, batteries, tires and catalytic converters. These items are sold to recyclers and reprocessors. Dismantlers also perform any required cutting of the vehicle frame or body.

       Each inventory item is entered into our inventory tracking system, inspected for quality, tagged for identification and prepared for storage and delivery to our customers. Mechanical products not in a condition to be sold as recycled products or that are in surplus supply are separated and sold in bulk to parts remanufacturers. The remaining vehicle hulks and components such as fabrics, rubber, plastics and glass are delivered to automobile shredders, crushers and scrap processors.

Sales

       As of June 30, 2003, we employed approximately 319 full-time sales staff. Of these, approximately 289 were located at sales desks at our facilities and generally are responsible for accepting incoming calls from, and selling our inventory to, our customers. We put all of our sales personnel through a thorough training program. Most of our sales personnel are paid primarily on a commission basis. In addition, as of June 30, 2003, we had approximately 30 traveling sales staff who visit our customers on a daily basis and focus on business development in various markets.

       We are continually analyzing our pricing. For the majority of our facilities, this function is centralized at our procurement center in Akron, Ohio. These teams take into consideration factors such as location, recent demand, inventory quantity, inventory turnover, new OEM part prices, aftermarket part prices and remanufactured part prices with the goal of optimizing revenue. Prices are regularly reviewed and revised.

       The inventory base of each of our facilities, supplemented by the inventory sharing system within our regional trading zones, gives us what we believe to be a competitive advantage through our ability to meet our customers' requirements more frequently than smaller competitors.

Distribution

       Each sale results in the generation of a work order. We process orders by checking, cleaning, and packaging the applicable recycled product. A dispatcher is then responsible for ensuring parts accuracy, printing the final invoice, and including the parts on the appropriate truck route for delivery to the customer. We operate a fleet of approximately 300 local delivery trucks, most of which we lease. These trucks generally deliver products to our customers within their territory on a daily basis.

       Additionally, we have developed an internal distribution network to allow our sales representatives to sell from the inventory of nearby facilities within our six regional trading zones, thus improving our ability to fulfill customer requests and to improve inventory turnover. We operate approximately 44 daily product transfers between our facilities within our six regional trading zones.

Products

       When we procure salvage vehicles, we focus on vehicles for which insurance companies have the most recycled product demand. These tend to be popular types of vehicles such as sport utility vehicles and pickup trucks, and popular models, like the Accord, Taurus, Camry, Lumina and Explorer. These vehicles generally are a few model years old, as insurers tend to use new OEM parts on repairs of vehicles that are one to two years old. Similarly, insurers are less interested in vehicles more than ten model years old, as they are less likely to be repaired. Accordingly, we currently target models from the 1993 to 2001 model years. The degree of damage is not a significant factor in our process as we only assign value to the undamaged product when we prepare our bids.

       Our most popular items include engines, vehicle front end assemblies, doors, transmissions, trunk lids, bumper assemblies, wheels, tail and head lamp assemblies, mirrors, fenders and axles.

       We are not in the product remanufacturing business. When we obtain a mechanical product from a dismantled vehicle and determine that we have an excess supply of such product or it is defective, it is then sold in bulk to mechanical remanufacturers. The majority of these products are transferred to two of our facilities in Houston, Texas where we sort them by product and model type. Examples of such products are engine blocks and heads, transmissions, starters, alternators and air conditioner compressors.

Competition

       We operate in a highly competitive industry. We consider all suppliers of automotive products to be competitors, including other participants in the recycled OEM product market, OEMs and suppliers of aftermarket parts. We believe the principal areas of competition in our industry include pricing, product quality, service and availability of inventory.

       We compete with the more than 6,000 domestic automotive recyclers, most of which are single-unit operators. We believe approximately 93% of recyclers in the United States have less than $3.0 million in annual revenue and approximately 50% have less than $0.5 million in annual revenue. In some markets, smaller competitors have organized affiliations to share marketing and distribution resources.

       Greenleaf LLC, an automotive recycling business with a nationwide presence, started by Ford Motor Company, is our largest competitor. According to a published report, Ford Motor Company recently sold Greenleaf LLC to former Ford managers.

       Manufacturers of new original equipment parts sell the majority of automotive replacement products. We believe, however, that as the insurance and repair industries come to appreciate the advantages of recycled OEM products, they can account for a larger percentage of total automotive replacement product sales.

       We also compete with suppliers of aftermarket parts.

Customers

Insurance Companies

       We consider the insurance companies our customers, as they are a key demand driver for our products. Our products are delivered directly to the repair shop or installer, since automobile insurance companies and extended warranty providers generally do not actually receive our products. While automobile insurance companies do not pay for our products directly, the insurance company does ultimately pay for the repair of the insured vehicle. As a result, the insurance company exerts significant influence in the decision-making process as to how a damaged vehicle is repaired, and the cost level of the product used in the repair process. Insurance companies are also concerned with customer satisfaction with the repair process and the total time to return the repaired vehicle to its owner.

Repair Shops and Others

       We sell the majority of our products wholesale to collision repair shops and mechanical repair shops. The majority of these customers tend to be individually-owned small businesses, although over the last few years there has been a trend toward consolidation resulting in the formation of several national and regional repair companies. At certain locations we also sell recycled OEM products to individual retail customers.

Remanufacturers

       A mechanical part that is not suitable for sale as a replacement part, or that is a product for which we have an excess supply, is shipped in bulk to mechanical remanufacturers. Examples of mechanical parts we sell in this manner are engine blocks and heads, transmissions, starters, alternators and air conditioner compressors. Remanufacturers usually are significantly larger companies than repair shops. Our sales to them tend to be large orders and are dependent on their production run for a certain product line.

Information Technology

       We use widely available third-party systems technology, including one of the three facility management systems available to the automotive recycling industry, as well as some proprietary applications.

       The major features of our facility management systems include inventory control, customer selling and billing, sales analysis, vehicle tracking and profitability reporting. These systems are primarily based at our individual operating locations. The systems also support an electronic exchange system for identifying and locating parts at other selected recyclers and facilitate brokered sales to fill customer orders for items not in stock.

       We have separate third party providers for our financial systems such as financial and budget reporting, general ledger accounting, accounts payable, payroll and fixed assets. We utilize the same common financial systems throughout our operations.

       During 2002, we converted to a single facility management system nationwide. We believe that converting to a single system should help with the continued implementation of standard operating procedures, training efficiency, employee transferability, access to a national inventory database, management reporting and data storage. It also eliminates the need to create multiple versions of proprietary applications and systems support processes.

       We currently protect our local customer and inventory data with daily backups at each of our facilities. In addition, all corporate consolidated data such as financial information, e-mail files and other user files are backed up daily and stored off site.

       We are in the process of consolidating our facility management systems onto regional system platforms. The hardware for such platforms will be co-located at a single data center. The center will be in a secured environment with around-the-clock monitoring, redundant power back up and multiple, diverse data and telecommunication routing. This data center will have daily off site back up to another hardware facility.

Employees

       As of June 30, 2003, we had approximately 92 corporate and regional employees and approximately 1,733 employees performing operational functions. None of our employees are members of unions or participate in other collective bargaining arrangements.

Facilities

       Our corporate headquarters are located at 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602. The term of our sublease for this location expires on June 30, 2004 and we are currently evaluating available office space in the Chicago area. The primary functions performed at our corporate headquarters are financial, accounting, treasury, marketing, human resources, information systems support and legal.

       Our typical facility with processing, sales and redistribution operations has approximately 10 or more acres of real estate. The typical property has a large warehouse with multiple bays to dismantle vehicles, indoor and outdoor storage areas, and administrative and sales offices. Equipment typically used at each facility includes hydraulic lifts, forklifts and loaders and hand tools to dismantle vehicles.

       We conduct operations from 50 facilities, 38 of which include a combination of processing, sales and redistribution operations, and 12 of which are currently primarily redistribution facilities. The following 38 facilities include a combination of processing, sales and redistribution operations:

Location	Area Served	Approximate Acreage	Nature of Occupancy

Birmingham, AL	Alabama	10	Leased
Crawfordsville, AR	Arkansas and Western Tennessee	15	Owned (10) and Leased (5)
Fayetteville, AR	Arkansas and Eastern Oklahoma	7	Leased
Phoenix, AZ	Arizona	9	Leased
Bakersfield, CA	Central and Southern California	19	Owned (9) and Leased (10)
Redding, CA	Northern California and Southern Oregon	22	Owned
Santa Fe Springs, CA	Southern California	3	Leased
Stockton, CA	North Central California	3	Leased
Crystal River, FL	Florida	40	Leased
Fort Myers, FL	Southwest Florida	12	Leased
Gainesville, FL	Northern Florida	17	Leased
Melbourne, FL	Eastern Florida	30	Leased
Garden City, GA	Eastern Georgia and South Carolina	22	Leased
Jenkinsburg, GA	Georgia	42	Leased
Avon, IN	Indiana	8	Leased

Michigan City, IN	Northwest Indiana and Northeastern Illinois	13	Owned
Lawrence, KS	Kansas and Northern Oklahoma	9	Leased
Topeka, KS	Kansas	19	Leased
Webster, MA(1)	Massachusetts, Connecticut, New Hampshire, Maine, and Vermont	23	Leased
Gorham, ME	Southern Maine and Northern Massachusetts	20	Leased
Belleville, MI	Michigan	11	Leased
Garner, NC	Eastern North Carolina	15	Leased
Salisbury, NC	North Carolina	30	Leased
Omaha, NE	Nebraska and Iowa	8	Leased
North Las Vegas, NV	Southern Nevada	5	Leased
Bronx, NY	New York, Connecticut, and New Jersey	6	Leased
Stuyvesant, NY	Eastern New York, and Massachusetts	20	Owned
Akron, OH	Ohio, Western New York, Western Pennsylvania, and Southeastern Michigan	21	Owned
Harrisville, OH	Eastern Ohio, Western Pennsylvania, and West Virginia	21	Owned
Sherwood, OR	Oregon and Washington	3	Leased
Manchester, TN(2)	Tennessee	38	Leased
Houston, TX(3)	Centralized Core Facility	8	Leased
Houston, TX(3)	Centralized Core Facility	4	Leased
Houston, TX(3)	South Texas	12	Leased
Hutchins, TX	North Texas and Oklahoma	23	Owned (8) and Leased (15)

Springville, UT	Utah	14	Owned
Hustisford, WI	Wisconsin	22	Leased
Janesville, WI	Wisconsin, Northern Illinois, and Eastern Iowa	18	Owned (3) and Leased (15)

(1)
We have executed an agreement to acquire this property in November 2003.
(2)
Under the terms of our capital lease, we are obligated to purchase this property by August 31, 2004.
(3)
We will acquire this property under our capital lease if we make all required lease payments through March 2009.

       Most of the leases covering the above properties give us options to purchase such properties.

       The following are primarily redistribution facilities:

Location	Area Served	Approximate Size	Nature of Occupancy

Bonifay, FL	Northern Florida	15 acres	Owned
Pompano Beach, FL	Southeast Florida	3,200 sq. ft.	Leased
Dubuque, IA	Iowa	3,750 sq. ft.	Leased
Slidell, LA	Eastern Louisiana	3,000 sq. ft.	Leased
Dunkirk, NY	Western New York	5,000 sq. ft.	Leased
Blacklick, OH	Central and Southern Ohio	7,000 sq. ft.	Leased
Oklahoma City, OK	Central and Eastern Oklahoma	10,000 sq. ft.	Leased
Shippensburg, PA	Central Pennsylvania and Maryland	1,800 sq. ft.	Leased
Perkasie, PA(1)	Eastern Pennsylvania	9 acres	Leased; Purchase Pending
Greenville, SC	South Carolina	3,500 sq. ft.	Leased
Eau Claire, WI	Northern Wisconsin	2,500 sq. ft.	Leased
Charleston, WV	West Virginia	3,400 sq. ft.	Leased

(1)
Currently operating as primarily redistribution only, but under development to become a processing, sales and redistribution facility. We have signed an agreement to purchase this property.

       We also own 46 acres in York Haven, Pennsylvania that we are developing to become a processing, sales and redistribution facility to serve central Pennsylvania and Maryland. When completed, it will replace our Shippensburg, Pennsylvania redistribution facility.

Regulation

Environmental Compliance

       Our operations and properties, including our maintenance of a fleet of vehicles, are subject to extensive federal, state and local environmental protection and health and safety laws and regulations. These environmental laws govern, among other things:

•
the emission and discharge of hazardous materials into the ground, air, or water;

•
the exposure to hazardous materials; and

•
the generation, handling, storage, use, treatment, identification, transportation and disposal of industrial by-products, waste water, storm water and hazardous materials.

       We have made and will continue to make capital and other expenditures relating to environmental matters. We have an environmental management process designed to facilitate and support our compliance with these requirements. We cannot assure you, however, that we will at all times be in complete compliance with such requirements.

       Although we presently do not expect to incur any capital or other expenditures relating to environmental controls or other environmental matters in amounts that would be material to us, we may be required to make such expenditures in the future. Environmental laws are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure you that environmental laws will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

       Contamination resulting from automotive recycling processes can include soil and ground water contamination from the release, storage, transportation or disposal of gasoline, motor oil, antifreeze, transmission fluid, CFCs from air conditioners, other hazardous materials, or metals such as aluminum, cadmium, chromium, lead and mercury. Contamination can migrate on-site or off-site which can increase the risk of, and the amount of, any potential liability.

       In addition, many of our facilities are located on or near properties with a history of industrial use which may have involved hazardous materials. As a result, some of our properties may be contaminated. Some environmental laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination, even if these owners or operators did not know of and were not responsible for such contamination. These environmental laws also impose liability on any person who disposes of, treats, or arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person, and at times can impose liability on companies deemed under law to be a successor to such person. Third parties may also make claims against owners or operators of properties, or successors to such owners or operators, for personal injuries and property damage associated with releases of hazardous or toxic substances.

       When we identify a potential material environmental issue during our acquisition due diligence process, we analyze the risks, and, when appropriate, we perform further environmental assessment to verify and quantify the extent of the potential contamination. Furthermore, where appropriate, we have established financial reserves for certain environmental matters. In addition, at times we, or one of the sellers from whom we purchased a business, have undertaken remediation projects. We do not anticipate, based on currently available information and current laws, that we will incur liabilities in excess of those reserves to address environmental matters. However, in the event we discover new information or if laws change, we may incur significant liabilities, which may exceed our reserves.

Title Laws

       The definition of a "salvage" vehicle is the subject of much debate. The definition is important to the automotive recycling industry because an increase in vehicles that qualify as salvage vehicles provides greater availability and typically lowers the price of such vehicles. Currently, the definition is a matter of state law. In 1992, the United States Congress commissioned an advisory committee to study problems relating to vehicle titling, registration and salvage. Since then, legislation has been introduced seeking to establish national uniform requirements in this area, including a uniform definition of a salvage vehicle. The automotive recycling industry will generally favor a uniform definition, since it will avoid inconsistencies across state lines, and one that expands the number of damaged vehicles that qualify as salvage. However, certain interest groups, including repair shops and some insurance associations, may generally oppose this type of legislation. National legislation has not yet been enacted in this area, and there can be no assurance that legislation will be enacted in the future.

National Stolen Passenger Motor Vehicle Information System

       In 1992, Congress enacted the Anti Car Theft Act to deter trafficking in stolen vehicles. This law included the establishment of the National Stolen Passenger Motor Vehicle Information System to track and monitor stolen automotive parts. In April 2002, the Department of Justice published for comment proposed regulations to implement the National Stolen Passenger Motor Vehicle Information System. The proposed regulations require, among other things, that insurance companies, salvagers, dismantlers, recyclers and repairers inspect salvage vehicles for the purpose of collecting the vehicle identification number and the part number for any "covered major part" that possesses the vehicle identification number. The requirement to collect this information would place substantial burdens on automotive recyclers, including us, that otherwise would not normally exist. It would place similar burdens on repair shops, which may further discourage the use by such shops of recycled products. The Department of Justice's comment period for the proposed regulations ended in June 2002, but final regulations have not been issued.

Legal Proceedings

       We are not a party to any legal proceedings pending or threatened against us that we expect would have a material effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

       The following table sets forth information regarding our executive officers and directors.

Name	Age	Position
Joseph M. Holsten	51	President, Chief Executive Officer and Director
Mark T. Spears	46	Senior Vice President and Chief Financial Officer
Stuart P. Willen	66	Senior Vice President – Midwest Region
Leonard A. Damron	52	Senior Vice President – Southeast Region
H. Bradley Willen	44	Vice President – Procurement and Product Pricing
Frank P. Erlain	48	Vice President – Finance and Controller
Victor M. Casini	41	Vice President, General Counsel and Secretary
Donald F. Flynn	64	Director and Chairman
A. Clinton Allen	59	Director
Robert M. Devlin	62	Director
Jonathan P. Ferrando	37	Director
Paul M. Meister	50	Director
John F. O'Brien	60	Director
William M. Webster, IV	45	Director

       Joseph M. Holsten joined us in November 1998 as our President and Chief Executive Officer. He was elected to the board of directors in February 1999. Prior to joining us, Mr. Holsten held various positions of increasing responsibility with North American and International operations of Waste Management, Inc. for approximately 17 years. From February 1997 until July 1998, Mr. Holsten served as Executive Vice President and Chief Operating Officer of Waste Management, Inc. From July 1995 until February 1997, he served as Chief Executive Officer of Waste Management International, plc where his responsibility was to streamline operating activities. Prior to working for Waste Management, Mr. Holsten was staff auditor at a public accounting firm.

       Mark T. Spears joined us in July 1999 as our Senior Vice President and Chief Financial Officer. From November 1997 until June 1998, Mr. Spears served as Vice President, Controller and Principal Accounting Officer of Waste Management, Inc. As a member of a newly-installed executive management team, Mr. Spears helped Waste Management work through certain difficulties related to the restatement of its financial statements through the period ended September 30, 1997. Upon the merger of Waste Management and USA Waste Services Inc. in July 1998, Mr. Spears continued to serve as a Vice President until June 1999. From 1988 to November 1997, Mr. Spears held various positions of increasing responsibility in the United States and Europe with Waste Management and its subsidiaries. Prior to his employment with Waste Management, Mr. Spears, a certified public accountant, worked in public accounting for approximately nine years.

       Stuart P. Willen has been our Senior Vice President – Midwest Region since June 2003 and our Vice President – Midwest Region since July 1998 when we acquired Triplett Auto Recyclers, Inc., an automotive recycling business operating primarily in Ohio and western New York. Prior thereto, Mr. Willen had owned and operated Triplett since 1957. Mr. Willen is the father of H. Bradley Willen.

       Leonard A. Damron has been our Senior Vice President – Southeast Region since June 2003 and our Vice President – Southeast Region since July 1998 when we acquired Damron Auto Parts, Inc. and its affiliated entities, an automotive recycling business operating primarily in Florida and Georgia. Mr. Damron had owned and operated that business since 1976.

       H. Bradley Willen has been our Vice President – Procurement and Product Pricing since June 2003. He has managed procurement and pricing for us since January 2001. He was in charge of procurement, pricing, and inventory management for Triplett from August 1988 until December 2000. Prior thereto, from September 1986 until July 1988, Mr. Willen was an Assistant Vice President of Operations for Thomson McKinnon, a brokerage firm. Mr. Willen is the son of Stuart P. Willen.

       Frank P. Erlain has been our Vice President – Finance and Controller since our inception in February 1998. Mr. Erlain served as a Vice President of Flynn Enterprises, Inc., a venture capital, hedging and consulting firm based in Chicago, Illinois, from 1995 to 1999. Prior to joining Flynn Enterprises, Mr. Erlain served as Vice President and Controller of Discovery Zone, Inc., an operator and franchisor of family entertainment centers, from September 1992 until May 1995 when Viacom Inc. acquired ownership and management control of Discovery Zone. Mr. Erlain remained as part of a transition team at Discovery Zone until August 1995. Discovery Zone filed for protection under Chapter 11 of the federal bankruptcy code in March 1996. Mr. Erlain served as Controller of Peterson Consulting from 1990 until 1992, and as Controller/Treasurer (from 1985 to 1988) and Director, Information Services (from 1988 to 1990) for Hammacher Schlemmer & Co., a national cataloger and retailer. Mr. Erlain joined Cadlinc, Inc., a start-up firm serving the computer-aided manufacturing market, as Controller in 1984. Prior to 1984, Mr. Erlain, a certified public accountant, worked in public accounting for more than nine years.

       Victor M. Casini has been our Vice President, General Counsel and Secretary since our inception in February 1998. Mr. Casini also has been Executive Vice President and General Counsel of Flynn Enterprises since July 1992. Mr. Casini currently divides his time between his position with us and with Flynn Enterprises, working approximately 50% for us and 50% for Flynn Enterprises. Mr. Casini served as Senior Vice President, General Counsel and Secretary of Discovery Zone from July 1992 until May 1995. Prior to July 1992, Mr. Casini practiced corporate and securities law with the law firm of Bell, Boyd & Lloyd in Chicago, Illinois for more than five years.

       Donald F. Flynn has been a director since our inception in February 1998 and Chairman since February 1999. Mr. Flynn is and has been the sole stockholder of Flynn Enterprises since its inception in March 1992. Mr. Flynn also was the Vice Chairman of Blue Chip Casino, Inc., an owner and operator of a riverboat gaming vessel in Michigan City, Indiana, from February 1997 until November 1999, when Blue Chip was sold to Boyd Gaming Corporation. Mr. Flynn was Chairman of the Board of Discovery Zone from July 1992 until May 1995, and remained a member of the Board until February 1996. He was also Chief Executive Officer of Discovery Zone from July 1992 to April 1995. From 1972 through 1990, Mr. Flynn held various positions at Waste Management, including Senior Vice President and Chief Financial Officer. Mr. Flynn was one of three investors who acquired control of Blockbuster Entertainment Corporation in 1987 and was a director thereof from February 1987 until

September 1994 when Blockbuster was sold to Viacom Inc. Mr. Flynn also serves as a director of Psychemedics Corporation, a provider of drug testing services, and Extended Stay America, Inc., an owner and manager of extended stay lodging facilities, and as a member of the Board of Trustees of Marquette University. Mr. Flynn has announced that he will retire from the board of Psychemedics effective September 15, 2003. Mr. Flynn is a director and major shareholder of Emerald Casino, Inc., an owner of a license to operate a riverboat casino in the State of Illinois. Kevin F. Flynn, Mr. Flynn's son and a former director of ours, was the Chief Executive Officer of Emerald from June 1999 to August 2002. In January 2001, the Illinois Gaming Board issued an initial decision, based on preliminary findings, to revoke Emerald's license based, among other things, on allegations that Donald Flynn and Kevin Flynn made certain misrepresentations to the Illinois Gaming Board in connection with investigations conducted by the Board and that two proposed minority investors in Emerald had ties to organized crime. Emerald and the Flynns deny the allegations, and Emerald appealed the decision to revoke the license. Subsequently, certain creditors filed an involuntary Chapter 7 bankruptcy petition against Emerald, which was converted by Emerald to a voluntary Chapter 11 case.

       A. Clinton Allen has been a director since May 29, 2003. Mr. Allen has held the executive officer positions of Chairman of Psychemedics Corporation since March 2002 and Vice Chairman of Psychemedics since October 1989. He also has been a director of Psychemedics from October 1989 to the present. Mr. Allen has announced that he will retire as chairman of Psychemedics and leave the board in November 2003. Mr. Allen is a director of Steinway Musical Instruments, Inc., a manufacturer of musical instruments, a director and Chairman of Collector's Universe, Inc., a provider of services and products to dealers and collectors of high-end collectibles, and a director of Integrated Alarm Services Group, Inc., a wholesale alarm monitoring company.

       Robert M. Devlin has been a director since August 29, 2003. Mr. Devlin has been the chairman of Curragh Capital Partners, a venture capital and investment firm since October 2001. Prior to October 2001 he was employed by American General Corporation and its affiliates since 1977, serving most recently as Chairman (since 1997), and President and Chief Executive Officer (since 1996). He was Vice Chairman of American General from September 1993 to October 1995 and served as director from October 1993 to September 2001. From September 1986 to September 1993, Mr. Devlin was President and Chief Executive Officer of American General Life. Mr. Devlin is a member of the board of directors of Cooper Industries, a manufacturer of electrical products, tools, and hardware, and is Chairman of the nominating committee for the New York Stock Exchange. Mr. Devlin also serves as a member of the board of directors and on the executive committee of the International Insurance Society, Inc.

       Jonathan P. Ferrando has been a director since April 2000. Since January 2000, Mr. Ferrando has been Senior Vice President, General Counsel and Secretary of AutoNation, Inc., the largest automotive retailer in the United States and a Fortune 100 company. Mr. Ferrando joined AutoNation in July 1996 and served in various capacities in AutoNation's Legal Department, including Senior Vice President and General Counsel of AutoNation's Automotive Retail Group from March 1998 until January 2000. Prior to joining AutoNation, he was a corporate attorney in Chicago, Illinois with Skadden, Arps, Slate, Meagher & Flom from 1991 until 1996.

       Paul M. Meister has been a director since February 1999. Mr. Meister is Vice Chairman of the Board of Fisher Scientific International, Inc., which provides products and services to research, healthcare, industrial, educational and government markets. He has been Vice Chairman of the Board of Fisher

Scientific since March 2001 and was Vice Chairman, Executive Vice President and Chief Financial Officer of Fisher Scientific from March 1998 to February 2001. Prior to 1998, Mr. Meister served as Fisher Scientific's Senior Vice President and Chief Financial Officer. In addition, Mr. Meister is Vice Chairman of the Boards of The General Chemical Group Inc., a chemical manufacturer, and GenTek Inc., a technology driven manufacturer of telecommunication and other products, and a director of M&F Worldwide Corp., Minerals Technologies Inc. and National Waterworks, Inc.

       John F. O'Brien has been a director since July 21, 2003. From August 1989 to November 2002, Mr. O'Brien was President and Chief Executive Officer of Allmerica Financial Corporation, a public insurance company. From 1968 to 1989, Mr. O'Brien held several positions at Fidelity Investments, including Group Managing Director of FMR Corporation (from 1986 to 1989), Chairman of Institutional Services Company (from 1986 to 1989) and Chairman of Brokerage Services, Inc. (from 1984 to 1989). Mr. O'Brien is a director of Allmerica Financial Corporation, Cabot Corporation, a global specialty chemicals corporation, The TJX Companies, Inc., a discount retailer of apparel and home fashions, and Abiomed, Inc., a developer and manufacturer of cardiovascular products.

       William M. Webster, IV has been a director since June 5, 2003. In July 1997, he co-founded Advance America, Cash Advance Centers, Inc., a nationwide deferred deposit, payday advance lender. Mr. Webster is and has been the Chief Executive Officer and Chairman of Advance America, Cash Advance Centers, Inc. since its inception. Prior to founding Advance America, from May 1996 until May 1997, Mr. Webster served as Executive Vice President of Education Management Corporation, a provider of private post-secondary education in North America. Mr. Webster served as a member of the senior staff of the White House from October 1994 until October 1995.

Voting Agreement

       In connection with a capital raising transaction in June 1998, four of our major stockholders or affiliated stockholder groups entered into a Voting Agreement, which as amended provides that each party is committed to vote its shares in favor of two designees to the board of directors of each of the other parties if such party owns at least 15% of our outstanding capital stock, and one designee to the board of directors, if such party owns less than 15% of our outstanding capital stock. Currently, Mr. Ferrando is the designee of AutoNation; Donald Flynn is the designee of the Flynn family; and Mr. Meister is the designee of PMM LKQ Investments Limited Partnership and PMM LKQ Investments Limited Partnership II. No designee of Dean Buntrock is currently serving on the board. The Voting Agreement terminates upon completion of our initial public offering.

Terms of Office

       All directors hold office until their successor is duly elected and qualified or until that director's earlier resignation or removal. Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified.

Committees of the Board of Directors

       Our board of directors has a compensation committee, an audit committee and a governance/nominating committee. The board may also establish other committees to assist in the discharge of its responsibilities.

Compensation Committee

       The duties of the compensation committee are to provide a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer's recommendations on compensating our officers and adopting and changing major compensation policies and practices, and reports its recommendations to the whole board of directors for approval and authorization. The compensation committee also administers our employee benefit plans. Our compensation committee currently consists of Mr. Allen, the Chairman, and Messrs. Devlin and O'Brien.

Audit Committee

       The audit committee makes recommendations to the board of directors regarding the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditor, approves the audit fee payable to the independent auditor and reviews such audit results with the independent auditor. The audit committee is currently composed of Mr. Meister, the Chairman, and Messrs. Allen and O'Brien. Deloitte & Touche LLP currently serves as our independent auditor.

Governance/Nominating Committee

       The governance/nominating committee is responsible for making recommendations regarding governance to the board of directors and oversees the independence and effective functioning of the board. The governance/nominating committee identifies and evaluates qualified individuals and makes nominations for membership on the board and all committees. Our governance/nominating committee is currently composed of Mr. Devlin, the Chairman, and Mr. Webster.

Compensation Committee Interlocks and Insider Participation

       The members of our compensation committee are Messrs. Allen, Devlin and O'Brien. None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves as a director or compensation committee member of any entity that has one or more of its executive officers serving as one of our directors or on our compensation committee.

Limitations on Liability and Indemnification of Directors and Officers

       Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers containing provisions that are in some respects broader than the indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us to indemnify those individuals against liabilities that may arise by reason of their status or service as officers or directors (so long as they acted in good faith, in a manner not opposed to our best interest and with no reasonable cause to believe their conduct was unlawful), to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified, and to cover the indemnitee under directors' and officers' insurance. We have maintained directors' and officers' liability insurance as a private company and will reexamine our levels of coverage after this offering. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and executive officers.

Compensation of Directors

       Our non-employee directors will receive annual compensation of $40,000 for serving on the board, and members of our audit, compensation or governance/nominating committees will each receive an additional $5,000 annually for serving on each committee. A director's compensation may be taken, at the option of the director, in cash or shares of our common stock. Directors are also reimbursed for their out-of-pocket expenses incurred in connection with such services.

Stock Option and Compensation Plan for Non-Employee Directors

       Our board of directors adopted our Stock Option and Compensation Plan for Non-Employee Directors in June 2003, and the Stock Option and Compensation Plan for Non-Employee Directors was approved by our stockholders in September 2003. We have reserved a total of 500,000 shares of common stock for issuance under the Stock Option and Compensation Plan for Non-Employee Directors.

       The option grants under the Stock Option and Compensation Plan for Non-Employee Directors are automatic, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

       Only non-employee directors are eligible for grants under our Stock Option and Compensation Plan for Non-Employee Directors. The plan provides for an initial grant to each current non-employee director of an option to purchase 30,000 shares of common stock upon the consummation of this offering, with an exercise price equal to the initial public offering price. The plan also provides for an initial grant to a new non-employee director of an option to purchase 30,000 shares of common stock upon his or her initial election to the board of directors. Subsequent to the initial grants, each non-employee director will be automatically granted an option to purchase 10,000 shares of common stock on each anniversary of the granting of the initial stock option to that non-employee director.

       The initial term of the options granted under the Stock Option and Compensation Plan for Non-Employee Directors is ten years. If the optionee ceases to be a director of the Company for any reason, the options will expire upon the earlier of five years after termination of the optionee's status as a director or the expiration of the initial term. Each option will become exercisable with respect to all of the shares subject to the option six months after the date of its grant. If we engage in a merger, consolidation or reorganization with another company, each option to purchase a share of common stock will become exercisable for the number and kind of securities to which holders of our common stock will be entitled under the transaction.

       The Stock Option and Compensation Plan for Non-Employee Directors will terminate in June 2013, unless our board of directors terminates it sooner.

Compensation of Executive Officers

       The following table sets forth information concerning the compensation for the fiscal years indicated for our chief executive officer and the four other highest compensated executive officers who earned in excess of $100,000 for services rendered during our last fiscal year. For ease of reference, we collectively refer to these executive officers throughout this prospectus as our "named executive officers."

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Long Term Compensation Awards – Securities Underlying Options (#)	All Other Compensation ($)
Joseph M. Holsten, Chief Executive Officer	2002	393,750	230,344	76,250	9,547(1)
Mark T. Spears, Chief Financial Officer	2002	288,750	112,613	86,000	8,676(1)
Stuart P. Willen, Senior Vice President – Midwest Region	2002	250,000	95,917	—	7,521(1)
Leonard A. Damron, Senior Vice President – Southeast Region	2002	250,000	9,850	16,000	—
H. Bradley Willen, Vice President – Procurement and Product Pricing	2002	205,000	64,302	18,100	4,095(2)

(1)
Amount paid as matching contribution under our supplemental plan.

(2)
Amount paid as matching contribution under our 401(k) plan.

Option Grants in Last Fiscal Year

       The following table sets forth information regarding stock options granted by us to the named executive officers during our last fiscal year. The percentage of total options set forth below is based on options to purchase an aggregate of 737,150 shares of common stock granted to employees in fiscal 2002. Stock options are generally granted at no less than 100% of the fair market value of our common stock as determined by the compensation committee on the date of grant. In reaching the determination of fair market value at the time of each grant, the compensation committee considers a range of factors, including our current financial position, our recent revenue, results of operations and cash flows, its assessment of our competitive position and prospects for the future, our marketing efforts, current valuations for comparable companies and, prior to our initial public offering, the illiquidity of an investment in our common stock. Each of the options listed below was granted under the 1998 Equity Incentive Plan described below and vests over a five year period with 10% of the shares subject to the option vesting on each six month anniversary of the date of grant. In accordance with the rules of the Securities and Exchange Commission, the table below sets forth the potential realizable value over the term of the option based upon assumed stock price appreciation of 5% and 10% compounded annually using the initial public offering price set forth on the cover page of this prospectus. These amounts do not represent our estimate of future stock price performance.

Option Grants In Fiscal 2002
Individual Grants

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		Percent of Total Options/SARs Granted to Employees in Fiscal Year
	Number of Securities Underlying Options/SARs Granted
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Joseph M. Holsten	76,250	10.3%	$8.00	3/6/12	$1,004,642	$1,961,047
Mark T. Spears	86,000	11.7	8.00	3/6/12	1,133,104	2,211,804
Stuart P. Willen	—	—	—	—	—	—
Leonard A. Damron	16,000	2.2	8.00	3/6/12	210,810	411,498
H. Bradley Willen	18,100	2.5	8.00	3/6/12	238,479	465,508

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

       The following table sets forth the number of shares acquired upon exercise of options and the number of securities underlying unexercised options held as of December 31, 2002 by the named executive officers. The amounts shown under the heading "Value of Unexercised In-the-Money Options at December 31, 2002" are calculated as if the value on that date was the initial public offering price set forth on the cover page of this prospectus.

Aggregate Option Exercises in Fiscal 2002 and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2002
					Value of Unexercised In-the-Money Options at December 31, 2002
	Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph M. Holsten	—	N/A	282,625	268,625	$3,674,125	$3,492,125
Mark T. Spears	—	N/A	129,600	216,400	1,684,800	2,813,200
Stuart P. Willen	—	N/A	6,000	14,000	78,000	182,000
Leonard A. Damron	—	N/A	7,600	28,400	98,800	369,200
H. Bradley Willen	—	N/A	9,910	29,190	128,830	379,470

Employee Benefit Plans

1998 Equity Incentive Plan

       On February 13, 1998, our board of directors adopted and our stockholders approved the LKQ Corporation 1998 Equity Incentive Plan. The purpose of the equity incentive plan is to benefit us and our subsidiaries by enabling us to offer persons associated with us stock-based incentives.

       Under the equity incentive plan, we may grant stock options, awards of restricted stock, stock appreciation rights, performance shares and performance units. The compensation committee has the authority to administer the equity incentive plan and may make awards encompassing a total of not more than 5,000,000 shares of common stock. Shares subject to awards granted under the equity incentive plan, which shares are returned to us as payment for the exercise price or tax withholding amount relating to the award or with respect to which awards expire or are forfeited or are paid in cash, would again be available for grant under the equity incentive plan.

       Due to favorable tax and accounting treatment, we currently expect to utilize most of the shares of common stock subject to the equity incentive plan to issue stock options. The compensation committee has the power to set the terms and conditions to which each stock option is subject, including the times at which it is exercisable, except that the exercise price may not be less than the fair market value of the common stock on the date the option is granted.

       The vesting period of the options granted to our named executive officers is the same as the vesting period of options granted to all other participants under the equity incentive plan. Specifically, the options become exercisable with respect to 10% of the number of shares subject to the options on each six month anniversary of the date of grant over a total of five years.

       We do not now expect to grant awards of restricted stock, stock appreciation rights, performance shares or performance units under the equity incentive plan. However, in the event of changes in the tax or accounting treatment of such awards or other changed circumstances, we may grant such awards in the future.

       Upon a change in control, awards under the equity incentive plan become immediately exercisable, restrictions thereon lapse and maximum payout opportunities are deemed earned, as the case may be, as of the effective date of the change in control. The board of directors may amend or terminate the equity incentive plan in whole or in part at any time, subject to applicable law, rule or regulation. No amendment, modification or termination of the equity incentive plan can adversely affect in any material way any award previously granted, without the written consent of the participant.

CEO Plan

       On November 2, 1998, we adopted a separate equity incentive plan known as the CEO plan. The terms of the CEO plan are substantially the same as the terms of the 1998 Equity Incentive Plan except the board of directors administers the plan and the exercise price of options granted under the CEO plan may be less than the fair market value of the common stock on the date the option is granted. We granted 175,000 options under the CEO plan with an exercise price of $10.00 per share at a time when options under the equity incentive plan were granted with an exercise price of $12.50 per share. The difference between the fair market value and the option exercise price was recorded as deferred compensation expense and is being charged against operating income over the term of the option. There are no additional shares available for award under the CEO plan.

Retirement Plans

       Effective August 1, 1999, we adopted a defined contribution 401(k) plan covering substantially all of our employees who have been employed for at least six months. The 401(k) plan allows participants to defer their salary in amounts up to the statutory limit each year. We currently make matching contributions equal to 50% of the portion of the participant's contributions that does not exceed 6% of the participant's salary. We, at our sole discretion, make annual profit-sharing contributions to participants, which may be different for participants employed by different operating subsidiaries. Each participant is fully vested in such participant's contributions and any earnings they generate. Each 401(k) participant becomes vested in our matching contributions, and any earnings they generate, in the amounts of 50%, 75% and 100% after two, three and four years of service, respectively. Each participant becomes vested in our profit sharing contributions, if any, and any earnings they generate, in the amounts of 25%, 50%, 75% and 100% after one, two, three and four years of service, respectively. In general, the 401(k) plans and profit-sharing plans maintained by companies previously acquired by us have been terminated or merged into our 401(k) plan.

       We also have a non-qualified plan that supplements the 401(k) plan for highly compensated employees, or HCEs. The tax laws impose a maximum percentage of salary that can be contributed each year by HCEs to the 401(k) plan depending on the participation level of non-HCEs. The supplemental plan operates similarly to the 401(k) plan except that contributions by HCEs to the supplemental plan are not subject to the statutory maximum percentage. The terms of the supplemental plan impose a maximum annual contribution on each participant of 50% of the HCE's salary and 100% of commissions and bonuses. In addition, the plan authorizes the Compensation Committee to set a maximum annual contribution amount, which is currently $50,000. Each quarter, we transfer from the supplemental plan to the 401(k) plan, on behalf of each HCE who so elects, the maximum amount that could have been contributed directly to the 401(k) plan. The balance remaining in each HCE's account in the supplemental plan is a general asset of ours, and in the event of our insolvency, the HCE would be a general, unsecured creditor with respect to such amount.

Severance Agreements

       On July 15, 1998, we entered into severance agreements with Stuart P. Willen and H. Bradley Willen. The severance agreements contain noncompetition, nonsolicitation and confidentiality clauses. They also contain severance payment provisions, requiring severance payments equal to twelve months salary to Stuart P. Willen and H. Bradley Willen if they are terminated for any reason other than cause or if they resign their positions for good reason. The severance payment provisions terminate upon the completion of our initial public offering. These severance agreements were negotiated on an arms-length basis in connection with our acquisition of the Willens' business.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

       We have entered into a number of related party transactions that we believe are on terms no less favorable to us than otherwise could have been obtained from unaffiliated third parties.

Headquarters Lease

       We lease office space for our headquarters in Chicago, Illinois pursuant to a sublease with Emerald Ventures, Inc. Kevin F. Flynn, a stockholder, former director and son of Donald Flynn, is the sole owner of Emerald Ventures, Inc. The sublease is on substantially the same terms as the main lease between Emerald Ventures, Inc. and its lessor. The total amounts paid under this sublease were approximately $259,000, $274,000 and $263,000 during 2000, 2001 and 2002, respectively. We currently utilize approximately 70% of the occupied offices and work areas under the sublease and thus are responsible for approximately 70% of the rent payments. The percent of occupied offices and work areas we will utilize may fluctuate, but we believe the office space available to us under the sublease is sufficient to accommodate our reasonably foreseeable needs. The term of the sublease ends on June 30, 2004. We are currently evaluating office space in the Chicago area in connection with our lease expiration.

Facilities Leases

       We lease various properties where our facilities operate. Three of those properties are owned by affiliates of Leonard A. Damron, a named executive officer and stockholder. Our subsidiaries lease properties from these affiliates of Mr. Damron in Crystal River, Florida, Melbourne, Florida, and Jenkinsburg, Georgia. The aggregate annual rent under these three leases was approximately $714,000 in each of 2000, 2001 and 2002, respectively. Each of these leases was negotiated on an arms-length basis in connection with our acquisition of Mr. Damron's business.

Procurement Agreement

       Our subsidiaries that operate in the states of Florida and Georgia agreed pursuant to a procurement agreement to purchase their inventory requirements, if available, from certain corporations controlled by Mr. Damron. The term of the procurement agreement expired on May 31, 2001. We paid Mr. Damron's corporations $793,000 for inventory purchases in 2000 and $167,000 for inventory purchases from January 1, 2001 through May 31, 2001. The procurement agreement was also negotiated on an arms-length basis in connection with our acquisition of Mr. Damron's business.

AutoNation Arrangement

       Repair shops owned by AutoNation, Inc., one of our stockholders, purchase recycled OEM products from us. The product pricing to AutoNation is comparable to the pricing for other of our customers of similar usage. AutoNation paid us $1,455,000 for such purchases in 2000, $1,723,000 for such purchases in 2001, and $2,203,000 for such purchases in 2002.

Reimbursements to our Chairman

       Donald F. Flynn, the Chairman of the Board and a stockholder, is the sole owner of Flynn Enterprises. Mr. Flynn and certain employees of Flynn Enterprises incur expenses in connection with work they perform on our behalf. We reimburse Flynn Enterprises for such expenses. We also reimburse

Flynn Enterprises for the use of an airplane which we use from time to time for business trips. We reimbursed Flynn Enterprises approximately $38,000 in 2000, $76,000 in 2001 and $12,800 in 2002 for such expenses.

Registration Rights Agreement

       We are a party to a Registration Rights Agreement with certain of our initial investors. Pursuant to the agreement, stockholders owning at least 35% of the shares of common stock subject to the agreement can require us to register their shares of common stock under the Securities Act of 1933 at any time within one year after completion of our initial public offering. Stockholders can exercise these "demand" registration rights up to two times. In addition, after we complete our initial public offering and qualify for registration on Form S-3 under the 1933 Act, stockholders owning at least 15% of the shares of common stock subject to the agreement can require us to register their shares of common stock on Form S-3 once each year until five years after completion of our initial public offering. Stockholders also will be entitled to join in a registration of shares of common stock initiated by us, subject to certain exceptions including our initial public offering, registrations of shares to be used in mergers and acquisitions, and in connection with employee benefit plans. The agreement prohibits the grant of registration rights to any additional stockholders without the consent of at least 50% of the shares of common stock subject to the agreement (which must include the consent of each 15% stockholder), unless the additional stockholder received shares as consideration for an acquisition.

Fee Warrants

       Our financial results for the third quarter of 2000 caused us to breach certain covenants of our credit facility including the covenants relating to operating income and minimum required ratio of funded debt to earnings before interest, taxes, depreciation and amortization. On February 14, 2001, we entered into an amendment to the credit agreement with our banks that waived the breaches and modified certain of the covenants.

       As part of the amendment, the banks required that our stockholders guaranty $10 million of our debt, with the guaranties secured by letters of credit or other highly liquid collateral acceptable to the banks. All of our stockholders were given the opportunity to participate in this transaction. Thirty of our stockholders provided the guaranties, including the following persons: Donald F. Flynn, Chairman of the Board; Kevin F. Flynn, former director and son of Donald Flynn; Brian J. Flynn, son of Donald Flynn; Robert W. Flynn, brother of Donald Flynn; Dean L. Buntrock, former director; Stuart P. Willen, Senior Vice President – Midwest Region; H. Bradley Willen, Vice President – Procurement and Product Pricing and son of Stuart Willen; Todd D. Willen, son of Stuart Willen; and Leonard A. Damron, Senior Vice President – Southeast Region.

       In exchange for providing the guaranties, each guarantor received certain rights, including a guaranty fee. The guaranty fee consisted of each guarantor's pro rata portion of warrants, referred to herein as fee warrants, to purchase a total of 1,961,112 shares of our common stock (10% of our then outstanding shares of common stock assuming exercise of these warrants) at an exercise price of $2.00 per share. The number of shares of common stock subject to the warrants received by each of the persons identified above is as follows:

Donald F. Flynn	218,244
Kevin F. Flynn	218,244
Brian J. Flynn	218,244
Robert W. Flynn	98,056
Dean L. Buntrock	163,684
Stuart P. Willen	49,964
H. Bradley Willen	31,018
Todd D. Willen	30,313
Leonard A. Damron	501,035

Stockholders Agreement; Voting Agreement

       Most of our existing stockholders are party to the LKQ Corporation Stockholders Agreement, which contains restrictions on the transfer of shares of common stock, provides for certain co-sale and preemptive rights, and contains restrictions on the voting of common stock in certain circumstances.

       The co-sale and preemptive rights do not apply to underwritten public offerings, and the stockholders agreement will terminate upon completion of our initial public offering.

       In connection with a capital raising transaction in June 1998, four of our major stockholders or affiliated stockholder groups entered into a Voting Agreement which as amended provides that each party is committed to vote its shares in favor of two designees to the board of directors of each of the other parties if such party owns at least 15% of our outstanding capital stock, and one designee to the board of directors, if such party owns less than 15% of our outstanding capital stock. Currently, Mr. Ferrando is the designee of AutoNation, Inc.; Donald Flynn is the designee of the Flynn family; and Mr. Meister is the designee of PMM LKQ Investments Limited Partnership and PMM LKQ Investments Limited Partnership II. No designee of Dean Buntrock is currently serving on the board. The Voting Agreement terminates upon completion of our initial public offering.

Repurchases from Stockholders

       In February 2003, we repurchased 2,000,000 shares of our common stock from stockholders, including 1,878,684 shares from AutoNation, Inc., 111,897 shares from PMM LKQ Investments Limited Partnership and 9,419 shares from PMM LKQ Investments Limited Partnership II, for a total of $12.0 million in cash. We partially funded the stock repurchases by obtaining a $9.0 million term loan, which matures on February 20, 2004.

       In May 2003, we repurchased 1,557,498 shares of our common stock from stockholders, including 1,500,000 shares from AutoNation, Inc., 49,284 shares from PMM LKQ Investments Limited Partnership and 8,214 shares from PMM LKQ Investments Limited Partnership II, for a total of $10,902,486 in cash. We partially funded the stock repurchases by borrowing against our existing revolving credit facility.

Related Party Employees

       During fiscal year 2002, Casey L. Damron and Michael Chad Damron, sons of Leonard A. Damron, our Senior Vice President – Southeast Region, were employed by us as a Plant Manager – Sales & Marketing and a Plant Manager – Operations, respectively. Casey L. Damron was paid an aggregate salary (including amounts paid as matching contributions under our supplemental plan) of $120,126 for his services during the year, and Michael Chad Damron was paid an aggregate salary (including amounts paid as matching contributions under our supplemental plan) of $119,029 for his services during the year. Both Casey L. Damron and Michael Chad Damron participate in a nonqualified retirement plan for certain employees of one of our subsidiaries that we agreed to continue when the subsidiary was acquired. We fund the plan through premium payments on life insurance policies that we own and maintain to meet the obligations under the plan. Todd D. Willen, the son of Stuart P. Willen, our Senior Vice President – Midwest Region, and brother of H. Bradley Willen, our Vice President – Procurement and Product Pricing, was employed by us as a Plant Manager during 2002 and was paid an aggregate salary (including amounts paid as matching contributions under our 401(k) plan) of $206,644 and a bonus of $86,882.

PRINCIPAL AND SELLING STOCKHOLDERS

       The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 12, 2003, by:

•
each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock;

•
each of our directors and named executive officers;

•
all directors and executive officers as a group; and

•
each of the selling stockholders.

       We have determined beneficial ownership in the table below in accordance with the rules of the Securities and Exchange Commission. Except as specified below, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares, subject to community property laws where applicable.

       The percentage of beneficial ownership for the following table is based on 14,267,787 shares of our common stock outstanding as of September 12, 2003. For purposes of calculating beneficial ownership after the offering, we have assumed that 19,267,787 shares of our common stock will be outstanding upon completion of the offering, assuming no exercise of the underwriters' over-allotment. In computing the number of shares beneficially owned by a person and the percentage ownership of that person we have deemed shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of September 12, 2003 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person.

       Except as otherwise noted, the address of the beneficial owners is c/o LKQ Corporation, 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
Name and Address of Beneficial Owner			Number of Shares Offered
	Number	Percent		Number	Percent
Donald F. Flynn(1) c/o Flynn Enterprises, Inc. 676 North Michigan Avenue, Suite 4000 Chicago, Illinois 60611	2,135,862	14.7	—	2,135,862	11.0
Dean L. Buntrock(2) Oakbrook Terrace Tower One Tower Lane, Suite 2242 Oakbrook Terrace, Illinois 60181	1,913,684	13.4	666,667	1,247,017	6.5
Leonard A. Damron(3) 4950 W. Norvell Bryant Highway Crystal River, Florida 34429	1,765,835	12.0	—	1,765,835	8.9
AutoNation, Inc. 110 S.E. Sixth Street Fort Lauderdale, Florida 33301	1,367,673	9.6	666,667	701,006	3.6
Kevin F. Flynn(4) c/o Flynn Enterprises, Inc. 676 North Michigan Avenue, Suite 4000 Chicago, Illinois 60611	1,313,455	9.2	—	1,313,455	6.8
Brian J. Flynn(5) c/o Flynn Enterprises, Inc. 676 North Michigan Avenue, Suite 4000 Chicago, Illinois 60611	875,908	6.1	—	875,908	4.5
A. Clinton Allen	0	*	—	0	*
Robert M. Devlin	0	*	—	0	*
Jonathan P. Ferrando(6)	0	*	—	0	*
Paul M. Meister	116,667	*	—	116,667	*
John F. O'Brien	0	*	—	0	*
William M. Webster, IV	0	*	—	0	*
Joseph M. Holsten(7)	392,875	2.7	—	392,875	2.0
Mark T. Spears(8)	203,800	1.4	—	203,800	1.0
Stuart P. Willen(9)	509,791	3.6	—	509,791	2.6
H. Bradley Willen(10)	329,806	2.3	—	329,806	1.7
All directors and executive officers as a group (14 persons)(11)	5,626,451	35.8	—	5,626,451	27.2
Additional selling stockholders:
SZ Investments, L.L.C.(12)	459,902	3.2	417,200	42,702	*
Exora Management Corp.(12)	202,000	1.4	91,622	110,378	*
Orchid Management Corp.(12)	202,000	1.4	91,622	110,378	*
Bayberry Trust II(12)	66,667	*	30,238	36,429	*
Latona LKQ, LLC(12)	79,333	*	35,984	43,349	*

*
Less than 1 percent.

(1)
Includes 1,575,258 shares of common stock owned by DNB, L.P., a Delaware limited partnership wholly-owned by Mr. Flynn, which represents 11.0% of the shares of common stock currently outstanding and will represent 8.2% of the shares of common stock outstanding upon completion of the offering, 305,000 shares of common stock owned by QRP Investment Company, LLC and 37,360 shares of common stock owned by CSD Investments, LLC, each a Delaware limited liability company of which Flynn Enterprises is the sole manager, and 218,244 shares subject to a warrant Mr. Flynn received as consideration for guarantying a portion of our bank debt. Each of QRP Investment

  Company, LLC and CSD Investments, LLC have indicated that, prior to completion of our initial public offering, they intend to distribute their shares of common stock to their respective members. As a result, Mr. Flynn will no longer be the beneficial owner of such shares. Following the distribution, none of the members to whom shares will be distributed will be the beneficial owner of more than 5% of our outstanding common stock. None of the foregoing entities is a selling stockholder.

(2)
Includes 44,500 shares owned by DBE Limited Partnership, which is wholly owned by Mr. Buntrock and his wife, and 163,684 shares subject to a warrant Mr. Buntrock received as consideration for guarantying a portion of our bank debt.

(3)
Includes 1,250,000 shares of common stock owned by Damron LKQ Partnership, a Colorado partnership indirectly wholly-owned by Mr. Damron, which represents 8.8% of the shares of common stock currently outstanding and will represent 6.5% of the shares of common stock outstanding upon completion of the offering, 4,800 shares of common stock subject to options granted under the equity incentive plan, which options are presently exercisable, and 501,035 shares subject to a warrant Mr. Damron received as consideration for guarantying a portion of our bank debt. Neither Damron LKQ Partnership nor Mr. Damron is a selling stockholder.

(4)
Includes 1,095,211 shares of common stock owned by the Kevin F. Flynn June, 1992 Non-Exempt Trust, of which Mr. Flynn is the trustee and beneficiary, which represents 7.7% of the shares of common stock currently outstanding and will represent 5.7% of the shares of common stock outstanding upon completion of the offering, and 218,244 shares subject to a warrant Mr. Flynn received as consideration for guarantying a portion of our bank debt. Neither the Kevin F. Flynn June, 1992 Non-Exempt Trust nor Mr. Flynn is a selling stockholder.

(5)
Includes 657,664 shares of common stock owned by the Brian J. Flynn June 1992 Non-Exempt Trust, of which Mr. Flynn is the trustee and beneficiary, and 218,244 shares subject to a warrant Mr. Flynn received as consideration for guarantying a portion of our bank debt.

(6)
Excludes the shares owned by AutoNation, Inc. of which Mr. Ferrando is an officer.

(7)
Includes 175,000 shares of common stock subject to options granted under the CEO plan and 170,375 shares of common stock subject to options granted under the equity incentive plan, which options are presently exercisable with respect to such shares.

(8)
Includes 153,800 shares of common stock subject to options granted under the equity incentive plan, which options are presently exercisable with respect to such shares.

(9)
Includes 10,000 shares of common stock subject to options granted under the equity incentive plan, which options are presently exercisable, and 49,964 shares subject to a warrant Mr. Willen received as consideration for guarantying a portion of our bank debt. Mr. Willen's remaining ownership is through Willen Investors Limited Partnership.

(10)
Includes 19,530 shares of common stock subject to options granted under the equity incentive plan, which options are presently exercisable, 31,018 shares subject to a warrant Mr. Willen received as consideration for guarantying a portion of our bank debt, and 19,029 shares of common stock held in trusts for his children of which Mr. Willen is the trustee. Mr. Willen's remaining ownership is through the H. Bradley Willen Grantor Trust.

(11)
Includes 658,820 shares of common stock subject to options granted under the equity incentive plan to members of the group, which options are exercisable within 60 days of September 12, 2003, and 800,261 shares subject to warrants that members of the group received as consideration for guarantying a portion of our bank debt. See notes 1 through 10.

(12)
Each of these stockholders received their shares of common stock through a distribution effected on September 12, 2003 from PMM LKQ Investments Limited Partnership and PMM LKQ Investments Limited Partnership II, each a Delaware limited partnership, of which such stockholders are limited partners and of which Paul M. Meister is the Manager-Member of the general partner and a limited partner.

DESCRIPTION OF CAPITAL STOCK

       We are authorized to issue up to 100,000,000 shares of common stock and, upon the completion of our initial public offering, we expect to increase our authorized number of shares of common stock to 500,000,000. Each share has a par value of $0.01. The following description summarizes various provisions of our capital stock. The summary is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and the provisions of applicable Delaware law.

Common Stock

       As of June 30, 2003, we had 14,119,887 shares of common stock outstanding, which were held of record by approximately 100 stockholders. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. The payment of dividends is restricted by the terms of our credit facility. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities.

       The common stock has no preemptive or conversion rights or other subscription rights other than pursuant to the stockholders agreement discussed above, which will terminate upon completion of our initial public offering. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Warrants

       On March 31, 1999, in connection with a business acquisition, we issued warrants to purchase shares of common stock, with exercisability contingent upon the achievement by the acquired entity of certain operating results in 2000. These results were achieved and the warrants became exercisable on March 31, 2001. These warrants expire five years after they became exercisable. The warrants contain anti-dilution adjustment provisions in the event that we issue shares of our common stock or securities otherwise convertible into or exchangeable for shares of our common stock at a price less than $15.00 per share, and are currently exercisable for 113,318 shares at a price of $13.24 per share.

       In connection with the same acquisition, we issued similar warrants with exercisability being contingent upon the achievement by the acquired entity of certain results in 2001. We believe that these results were not achieved, and that therefore the additional warrants did not become exercisable. We recently received a letter from counsel to the warrant holders asserting that the warrants had become exercisable. While we believe that these warrants are not exercisable, we are continuing to investigate this assertion. If these warrants were determined to be exercisable, they would currently be exercisable for 113,318 shares at a price of $13.24 per share.

       On January 3, 2000, in connection with a business acquisition, we issued warrants to purchase 150,000 shares of our common stock at exercise prices ranging from $15.00 to $35.00 per share. The warrants were exercisable as of the date of issuance and expire on August 31, 2004.

       On February 14, 2001 we issued the fee warrants, which entitled the holders to purchase a total of 1,961,112 shares of common stock at an exercise price of $2.00 per share. The fee warrants became exercisable upon issuance and will expire on February 14, 2006. As of June 30, 2003, there were 1,948,286 fee warrants outstanding.

Options

       As of June 30, 2003, options to purchase a total of 3,548,250 shares of common stock were outstanding, of which 1,862,280 have vested. The exercise prices of the outstanding options range from $1.00 to $15.00, with a weighted average of $9.61.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

       Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. These provisions include:

Special Meetings of Stockholders

       Our certificate of incorporation provides that special meetings of our stockholders may be called only by the president or by a majority of the board of directors. As a result, stockholders must rely on the board of directors to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction and would have to comply with the notice provisions described below. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Advance Notice Procedure

       Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Generally, the advance notice provisions require that written notice of the proposals or nominations must be given to our secretary no less than 60 days nor more than 90 days prior to the annual meeting. However, if notice or prior public disclosure of the annual meeting date is given less than 70 days prior to the meeting, the notice must be received by our secretary no later than the close of business on the tenth day following the day on which notice of the annual meeting date was mailed or public disclosure was made, whichever occurs first.

       At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting, brought before the meeting by or at the direction of the board of directors, or brought before the meeting by a stockholder who has complied with the notice provisions described above. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

No Stockholder Action by Written Consent

       Delaware law provides that stockholders may take action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder's meeting. The elimination of stockholders' written consents may also deter hostile takeover attempts. Without the availability of stockholders' actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors to call a special stockholders' meeting or comply with the notice periods applicable to annual meetings. Our certificate of incorporation will provide for the elimination of actions by written consent of stockholders effective upon completion of our initial public offering.

Authorized but Unissued Shares

       The authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our stock by means of a proxy contest, tender offer, merger or otherwise.

Material Provisions of Delaware Law

       Following the consummation of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in any business combination transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•
the transaction is approved by the board of directors prior to the date the interested stockholder obtained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

       A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or at any time in the previous three years owned, 15% or more of a corporation's voting stock. The statute could have the effect of prohibiting or delaying mergers or other takeover or change in control attempts.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is LaSalle Bank National Association. Its address is 135 South LaSalle Street, Chicago, Illinois 60603.

Listing

       Our common stock has been approved for listing on the Nasdaq National Market under the symbol "LKQX."

SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

       Upon completion of this offering, we will have 19,119,887 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise after June 30, 2003 of outstanding options or warrants. Of these shares of common stock, the 7,000,000 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act of 1933, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 12,119,887 shares of common stock held by our existing stockholders upon completion of the offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act of 1933 or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144(k) or 701 under the Securities Act of 1933, which rules are summarized below. Taking into account the lockup agreements described below and the provisions of Rules 144, 144(k) and 701 and assuming no exercise of the underwriters' over-allotment option and no exercise after June 30, 2003 of outstanding options or warrants, additional shares will be eligible for sale in the public market as follows:

•
1,506,733 shares will be available for immediate sale on the date of this prospectus;

•
10,532,828 shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lockup agreements, pursuant to and subject to the limitations of Rules 144 and 144(k); and

•
80,326 shares will be available for sale 90 days after the date of this prospectus pursuant to Rule 144.

Rule 144

       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated), who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•
1% of the number of shares of common stock then outstanding, which will equal approximately 191,199 shares immediately after this offering; or

•
the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

       Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of certain public information about us.

Rule 144(k)

       Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

       Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our equity incentive plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Lock-Up Agreements

       Notwithstanding the foregoing, we, our directors, executive officers, the selling stockholders and holders of substantially all of our outstanding stock have agreed not to sell, offer to sell, contract or agree to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement relating to, any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Robert W. Baird & Co. Incorporated, except pursuant to the sale to the underwriters of shares in this offering, permitted transfers to related parties that agree to be bound by the foregoing restrictions, and issuances by us in connection with existing stock option and incentive plans, the exercise of outstanding options or warrants and future acquisitions subject to specified limits.

UNDERWRITING

       Under an underwriting agreement dated October 2, 2003, we and the selling stockholders have agreed to sell to the underwriters named below the indicated numbers of our common shares.

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated	3,696,000
Jefferies & Company, Inc.	2,464,000
Allen & Company LLC	120,000
Barrington Research Associates, Inc.	120,000
Ferris, Baker Watts, Incorporated	120,000
First Analysis Securities Corporation	120,000
Morgan Keegan & Company, Inc.	120,000
Oppenheimer & Co. Inc.	120,000
SunTrust Robinson Humphrey	120,000

Total	7,000,000

       The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below.

       The representatives have advised us and our selling stockholders that the underwriters propose to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus. The underwriters may sell shares to dealers at that price less a concession of not in excess of $0.56 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives, but any reduction will not change the amount of proceeds to be received by us or selling stockholders. The common stock is offered by the underwriters on the terms discussed in this prospectus, subject to receipt and acceptance by them, and subject to their right to reject any order.

       The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

No Public Market

       Before this offering, there has been no public market for our common stock. Consequently, the public offering price for the common stock offered by this prospectus was determined through negotiations among the representatives and us. The material factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the present state of our development.

Over-Allotment Option

       The selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock solely to cover any over-allotments, at the public offering price less the underwriting discounts and commissions on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 1,050,000 shares of common stock, they have agreed, subject to specified conditions, to purchase approximately the same percentage of these additional shares as the number of shares to be purchased by each of them bears to the total number of shares of common stock in this offering. The selling stockholders will be obligated to sell shares to the underwriters to the extent the over-allotment option is exercised.

       The following table summarizes the compensation we will pay the underwriters:

		Total
	Per Share	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions payable by us	$0.91	$4,550,000	$4,550,000
Underwriting discounts and commissions payable by the selling stockholders	0.91	1,820,000	2,775,500

       The underwriting fee will be an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to us per share of common stock. The underwriters' compensation was determined through arms' length negotiations between us and the representatives.

       We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,736,727. Expenses include the Securities and Exchange Commission and National Association of Securities Dealers, Inc. filing fees, Nasdaq National Market listing fees, printing, legal, accounting, and transfer agent and registrar fees, and other miscellaneous fees and expenses.

Indemnity

       The underwriting agreement contains covenants of indemnity among the underwriters and us against civil liabilities, including liabilities under the Securities Act of 1933.

Lock-Up Agreements

       Holders of substantially all of our outstanding stock and all of our directors, executive officers and the selling stockholders have signed lock up agreements with the underwriters. Under these agreements, these parties have agreed, during the period of 180 days after the date of this prospectus and subject to various exceptions, without the prior written consent of Robert W. Baird & Co. Incorporated, not to sell, offer to sell, contract or agree to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement relating to, any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, or warrants or other rights to purchase shares of common stock, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for common stock, or warrants or other rights to purchase common stock, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly announce an intention to effect any transaction described in this sentence. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares before the expiration of the lock-up period.

       In addition, we and the selling stockholders have agreed that during the lock-up period we will not, without the prior written consent of Robert W. Baird & Co. Incorporated, issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any options to purchase or otherwise dispose of, directly or indirectly, any shares of common stock, or any securities convertible into, exercisable for or exchangeable for shares of common stock, or warrants or other rights to purchase shares of common stock or file or cause to be declared effective a registration statement relating to the offer and sale of any shares of our common stock or securities convertible into or exercisable or exchangeable for common stock or other rights to purchase common stock or any other securities that are substantially similar to our common stock. However, the following are examples of exceptions to this agreement:

•
our sale of shares in this offering;

•
the issuance of our common stock upon the exercise of outstanding options or warrants;

•
the issuance of options under existing stock option and incentive plans, provided that those options do not vest before the expiration of the lock-up period; and

•
the issuance of shares of our common stock as consideration in connection with future acquisitions by us, so long as the recipients of such common stock agree to be bound by the terms of the lock-up agreement.

Listing

       Our common stock has been approved for listing on the Nasdaq National Market under the symbol "LKQX."

Stabilization

       The representatives have advised us that, under Regulation M of the Securities Exchange Act of 1934, some persons participating in the offering may engage in any of the following transactions:

•
stabilizing bids, which are bids for the purchase of common stock on behalf of the underwriters that are intended to fix or maintain the price of the common stock;

•
syndicate covering transactions, which are bids for the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering; a short position results when an underwriter sells more shares than it has committed to purchase; and

•
penalty bids, which are arrangements that permit the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction, and has not been effectively placed by this underwriter or syndicate member.

       Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. These transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.

Directed Share Program

       At our request, the underwriters have reserved up to 440,000 shares of common stock to be issued by us and offered for sale, at the initial public offering price, to our directors, officers, employees, customers, vendors and other persons having a business relationship with us or our affiliates. The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of these reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same terms as the shares of common stock offered in this offering.

Selling Stockholders

       The selling stockholders that participate in the distribution of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any proceeds from the sale of our common stock received by them may be deemed to be underwriting compensation under the Securities Act of 1933. To the extent a selling stockholder may be deemed to be an underwriter, it may be subject to certain statutory liabilities under the Securities Act of 1933, including but not limited to Sections 11 and 12 of the Securities Act of 1933.

LEGAL MATTERS

       Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Bell, Boyd & Lloyd LLC, Chicago, Illinois. John T. McCarthy, a member of Bell, Boyd & Lloyd LLC, beneficially owns 12,000 shares of our common stock. Davis Polk & Wardwell, New York, New York, will pass upon certain legal matters for the underwriters.

EXPERTS

       The financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and the report on the financial statements includes an explanatory paragraph regarding the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

       We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, omits certain of the information contained in the registration statement and the exhibits and schedules thereto on file with the Securities and Exchange Commission pursuant to the Securities Act of 1933. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and to the exhibits and schedules filed as a part of the registration statement. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the exhibits may be inspected without charge at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission's offices upon payment of fees prescribed by the Securities and Exchange Commission. In addition, the Securities and Exchange Commission maintains a world wide web site from which you can electronically access the registration statement and the exhibits to the registration statement. The address of the site is www.sec.gov.

       As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets at December 31, 2001 and 2002 and June 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity for the three years ended December 31, 2002 and for the six months ended June 30, 2003 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
LKQ Corporation

       We have audited the accompanying consolidated balance sheets of LKQ Corporation and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LKQ Corporation and subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

       As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois

March 31, 2003

CONSOLIDATED BALANCE SHEETS

	As of December 31,
			As of June 30, 2003
	2001	2002
			(unaudited)
Assets
Current Assets:
Cash and equivalents	$1,587,039	$584,477	$2,119,565
Receivables, net	16,746,490	18,592,232	20,100,047
Inventory	52,617,439	53,778,506	55,128,207
Deferred income taxes	719,300	339,200	411,000
Prepaid expenses	2,164,715	1,109,200	1,542,931

Total Current Assets	73,834,983	74,403,615	79,301,750
Property and Equipment, net	36,785,774	39,861,133	40,512,363
Intangibles
Goodwill	115,044,444	49,263,443	50,764,845
Other intangibles, net	119,573	64,195	53,171
Deferred Income Taxes	—	11,712,600	11,053,000
Other Assets	1,432,404	1,441,687	2,059,450

Total Assets	$227,217,178	$176,746,673	$183,744,579

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$4,389,684	$4,535,537	$4,850,945
Accrued expenses
Accrued payroll-related liabilities	4,292,336	4,172,935	3,925,930
Accrued procurement liability	1,182,600	2,970,000	1,992,000
Other accrued expenses	3,271,348	4,134,349	5,597,756
Income taxes payable	1,749,032	108,392	296,321
Deferred revenue	1,032,793	1,363,375	1,398,981
Current portion of long-term obligations	41,055,787	6,449,438	16,511,925

Total Current Liabilities	56,973,580	23,734,026	34,573,858
Long-Term Obligations, Excluding Current Portion	2,906,486	27,755,797	37,945,085
Deferred Income Taxes	3,670,200	—	—
Other Noncurrent Liabilities	3,561,490	4,127,797	4,581,932
Redeemable Common Stock, $0.01 par value, 50,000 shares issued at June 30, 2003	—	—	617,027
Commitments and Contingencies
Stockholders' Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized, 17,658,259, 17,644,885 and 14,069,887 shares issued at December 31, 2001 and 2002, and June 30, 2003, respectively	176,583	176,449	140,699
Additional paid-in capital	154,658,769	154,491,253	131,321,717
Warrants	545,542	542,919	542,919
Deferred compensation expense	(160,417)	(72,917)	(29,167)
Retained earnings (Accumulated deficit)	4,884,945	(34,008,651)	(25,949,491)

Total Stockholders' Equity	160,105,422	121,129,053	106,026,677

Total Liabilities and Stockholders' Equity	$227,217,178	$176,746,673	$183,744,579

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Revenue	$226,303,760	$250,462,449	$287,125,301	$144,100,804	$160,273,075
Cost of goods sold	119,313,195	132,520,842	154,573,805	77,442,908	84,475,439

Gross margin	106,990,565	117,941,607	132,551,496	66,657,896	75,797,636
Facility and warehouse expenses	32,294,946	32,673,880	35,778,305	17,783,068	19,180,828
Distribution expenses	21,888,606	24,621,181	28,529,835	13,526,321	16,781,886
Selling, general and administrative expenses	40,094,260	39,637,013	42,385,286	20,765,403	22,726,374
Depreciation and amortization	7,541,059	7,897,253	5,013,840	2,408,319	2,745,205
Asset impairment loss	556,420	—	—	—	—

Operating income	4,615,274	13,112,280	20,844,230	12,174,785	14,363,343

Other (income) expense
Interest expense	5,121,774	5,004,092	2,913,349	1,670,860	1,202,449
Stockholder loan guarantee fee	—	240,625	160,417	137,500	—
Interest income	(116,861)	(162,735)	(165,579)	(145,688)	(11,262)
Other income, net	(148,797)	(138,422)	(332,161)	(94,661)	(161,004)

Total other expense	4,856,116	4,943,560	2,576,026	1,568,011	1,030,183

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(240,842)	8,168,720	18,268,204	10,606,774	13,333,160
Provision for income taxes	637,600	3,939,000	7,263,000	4,240,000	5,274,000

Income (loss) before cumulative effect of change in accounting principle	(878,442)	4,229,720	11,005,204	6,366,774	8,059,160
Cumulative effect of change in accounting principle, net of tax (see Note 2)	—	—	(49,898,800)	(49,898,800)	—

Net income (loss)	$(878,442)	$4,229,720	$(38,893,596)	$(43,532,026)	$8,059,160

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.05)	$0.24	$0.62	$0.36	$0.51
Cumulative effect of change in accounting principle, net of tax (see Note 2)	—	—	(2.82)	(2.83)	—

Net income (loss)	$(0.05)	$0.24	$(2.20)	$(2.47)	$0.51

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.05)	$0.23	$0.57	$0.33	$0.46
Cumulative effect of change in accounting principle, net of tax (see Note 2)	—	—	(2.57)	(2.57)	—

Net income (loss)	$(0.05)	$0.23	$(2.00)	$(2.24)	$0.46

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
						Retained Earnings/ (Accumulated Deficit)
	Shares Issued	Amount	Additional Paid-in Capital	Warrants	Deferred Compensation Expense		Total Stockholders' Equity
Balance, January 1, 2000	17,349,709	$173,497	$153,449,745	$—	$(335,417)	$1,533,667	$154,821,492
Common stock issued in acquisitions	300,000	3,000	1,047,000	144,500	—	—	1,194,500
Recognition of deferred compensation	—	—	—	—	87,500	—	87,500
Exercise of stock options, including related tax benefits	300	3	4,497	—	—	—	4,500
Net loss	—	—	—	—	—	(878,442)	(878,442)

Balance, December 31, 2000	17,650,009	$176,500	$154,501,242	$144,500	$(247,917)	$655,225	$155,229,550

Equity-related compensation expense	—	—	64,860	—	—	—	64,860
Issuance of warrants to stockholder guarantors	—	—	—	401,042	—	—	401,042
Recognition of deferred compensation	—	—	—	—	87,500	—	87,500
Exercise of stock options, including related tax benefits	8,250	83	92,667	—	—	—	92,750
Net income	—	—	—	—	—	4,229,720	4,229,720

Balance, December 31, 2001	17,658,259	$176,583	$154,658,769	$545,542	$(160,417)	$4,884,945	$160,105,422

Retirement of common stock	(17,200)	(172)	(103,028)	—	—	—	(103,200)
Repurchase of common stock	(15,000)	(150)	(119,850)	—	—	—	(120,000)
Recognition of deferred compensation	—	—	—	—	87,500	—	87,500
Exercise of stockholder guarantor warrants	12,826	128	28,147	(2,623)	—	—	25,652
Exercise of stock options, including related tax benefits	6,000	60	27,215	—	—	—	27,275
Net loss	—	—	—	—	—	(38,893,596)	(38,893,596)

Balance, December 31, 2002	17,644,885	$176,449	$154,491,253	$542,919	$(72,917)	$(34,008,651)	$121,129,053

Retirement of common stock (unaudited)	(80,000)	(800)	(559,200)	—	—	—	(560,000)
Repurchase of common stock from related parties (unaudited)	(3,557,498)	(35,575)	(22,866,911)	—	—	—	(22,902,486)
Equity-related compensation expense (unaudited)	—	—	15,000	—	—	—	15,000
Recognition of deferred compensation (unaudited)	—	—	—	—	43,750	—	43,750
Exercise of stock options including related tax benefits (unaudited)	62,500	625	241,575	—	—	—	242,200
Net income (unaudited)	—	—	—	—	—	8,059,160	8,059,160

Balance, June 30, 2003 (unaudited)	14,069,887	$140,699	$131,321,717	$542,919	$(29,167)	$(25,949,491)	$106,026,677

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(878,442)	$4,229,720	$(38,893,596)	$(43,532,026)	$8,059,160
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,541,059	7,897,253	5,013,840	2,408,319	2,745,205
(Gain) loss on sale of property and equipment	34,671	(34,912)	23,930	2,119	(76,730)
Equity-related compensation expense	—	64,860	—	—	15,000
Deferred compensation expense	87,500	87,500	87,500	43,750	43,750
Deferred income taxes	405,300	1,237,800	1,118,000	1,031,500	587,800
Writedown of impaired assets	556,420	—	—	—	—
Interest rate swap	—	—	159,718	—	7,803
Cumulative effect of change in accounting principle	—	—	49,898,800	49,898,800	—
Changes in operating assets and liabilities, net of effects from purchase transactions:
Receivables	(3,166,011)	(202,267)	(1,815,742)	(3,074,555)	(1,431,021)
Inventory	(5,961,039)	(5,093,189)	(1,161,067)	471,952	(381,164)
Prepaid expenses and other assets	298,858	2,866,961	1,526,411	1,081,968	(584,739)
Accounts payable	(2,394,194)	(347,470)	145,853	812,290	292,347
Accrued expenses	(1,165,535)	430,020	2,531,000	184,788	246,760
Income taxes payable	50,553	896,625	(1,631,365)	(270,147)	302,629
Deferred revenue	872,176	160,617	330,582	188,392	35,606
Other noncurrent liabilities	334,195	(134,519)	406,589	231,246	446,332

Net cash provided by (used in) operating activities	(3,384,489)	12,058,999	17,740,453	9,478,396	10,308,738

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(7,987,626)	(3,396,902)	(6,851,573)	(2,225,088)	(2,963,841)
Proceeds from sale of property and equipment	145,468	293,804	105,323	50,835	90,045
Cash used in acquisitions	(465,580)	(412,500)	—	—	(3,284,526)

Net cash used in investing activities	(8,307,738)	(3,515,598)	(6,746,250)	(2,174,253)	(6,158,322)

CASH FLOWS FROM FINANCING ACTIVITIES:
Retirement of common stock	—	—	(103,200)	—	—
Proceeds from the sale of common stock	4,500	12,750	18,000	—	127,500
Proceeds from exercise of warrants	—	—	25,652	—	—
Debt issuance costs	(177,649)	(424,588)	(630,179)	(530,694)	(129,195)
Net borrowings (repayments) under line of credit	38,500,000	(10,000,000)	(29,500,000)	(26,500,000)	14,000,000
Borrowings under term loan	—	—	20,000,000	20,000,000	6,500,000
Repayments under term loan	—	—	(1,250,000)	—	—
Payment of note issued in business acquisition	(22,750,000)	—	—	—	—
Repayments of long-term debt obligations	(648,367)	(648,236)	(557,038)	(275,927)	(211,147)
Repurchase of common stock	—	—	—	—	(22,902,486)

Net cash provided by (used in) financing activities	14,928,484	(11,060,074)	(11,996,765)	(7,306,621)	(2,615,328)

Net increase (decrease) in cash and equivalents	3,236,257	(2,516,673)	(1,002,562)	(2,478)	1,535,088
Cash and equivalents, beginning of period	867,455	4,103,712	1,587,039	1,587,039	584,477

Cash and equivalents, end of period	$4,103,712	$1,587,039	$584,477	$1,584,561	$2,119,565

Supplemental disclosure of cash flow information:
Capital lease obligations incurred	$—	$—	$1,050,000	$1,050,000	$—
Note issued in connection with property acquisition	—	—	500,000	—	—
Notes issued in connection with business acquisition	—	—	—	—	200,000
Warrants issued in connection with revolving credit facility	—	401,042	—	—	—
Common stock and warrants issued in connection with business acquisitions	1,194,500	—	—	—	—
Redeemable common stock issued in connection with business acquisition	—	—	—	—	617,027
Repurchase and retirement of common stock in exchange for cancellation of note receivable	—	—	(120,000)	(120,000)	—
Repurchase and retirement of common stock in exchange for sale of assets	—	—	—	—	(560,000)
Cash paid for income taxes, net of refunds	122,919	(156,530)	6,129,295	608,860	4,370,150
Cash paid for interest	4,632,323	5,224,528	3,173,251	2,158,764	1,168,069

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Description of Business

       LKQ Corporation was incorporated on February 13, 1998 in Delaware to create a national provider of recycled automotive parts. LKQ Corporation and its subsidiaries (the "Company") focus largely on the wholesale segment of this industry. The Company has grown through acquisitions of existing automotive recyclers, development of new automotive recycling facilities in selected markets, and expansion through distribution facilities into new markets.

Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of LKQ Corporation and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Interim Financial Information

       The consolidated balance sheet as of June 30, 2003, the consolidated statement of stockholders' equity for the six months ended June 30, 2003 and the consolidated statements of operations and cash flows for the six months ended June 30, 2002 and 2003 and the related footnotes are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. However, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the unaudited statements included herein contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position, the cash flows and the results of operations for the periods then ended.

       The results of operations for interim periods presented are not necessarily indicative of the results that may be expected for any subsequent interim period or for the full year.

Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

       The majority of the Company's revenue is derived from the sale of recycled automotive products. Revenue is recognized when the products are shipped and title has transferred, subject to a reserve for estimated returns, discounts and allowances that management estimates based upon historical information. The Company has recorded a reserve for estimated returns, discounts and allowances of approximately $708,000, $780,000 and $904,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively. Revenue from the sale of separately-priced extended warranty contracts is reported as Deferred revenue and recognized ratably over the term of the contracts.

Shipping & Handling

       Revenue also includes amounts billed to customers related to shipping and handling of approximately $2,514,000, $3,082,000, and $3,575,000 during the years ended December 31, 2000, 2001 and 2002, and $1,641,000 and $2,853,000 during the six month periods ended June 30, 2002 and 2003 (unaudited), respectively. Distribution expenses in the accompanying consolidated statements of operations are the costs incurred to prepare and deliver products to customers.

Cash and Equivalents

       The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Receivables

       The Company has recorded a reserve for uncollectible accounts of approximately $974,000, $1,247,000 and $1,524,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively. The reserve is based on management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable and historical experience. Receivables include travel and other advances to employees of approximately $70,000, $51,000 and $41,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively.

Concentrations of Credit Risk

       Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and equivalents and accounts receivable. The majority of cash and equivalents are maintained with several major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

Inventory

       Inventory is obtained primarily through organized auctions. The Company has also entered into certain arrangements whereby salvage vehicles are obtained directly from major insurance companies and automotive manufacturers, typically at a cost calculated as a percentage of the revenue generated from each vehicle.

       Inventory is recorded at the lower of cost or market. A salvage part is a used part suitable for sale as a replacement part. A core is a used mechanical part that is not suitable for sale as a replacement part without further remanufacturing work. For salvage parts and core inventory, management estimates the expected selling price of individual parts and systematically adjusts these estimates based upon analysis of recent sales data. An average cost percentage is then applied to the salvage parts and core inventory in order to calculate inventory at cost. The average cost percentage is derived from the historical vehicle profitability for salvage vehicles purchased at auction or from contracted rates for salvage vehicles acquired under certain direct procurement arrangements. Average costs for buying, dismantling salvage vehicles and cores, and towing or freight, where applicable, are included in the cost applied to inventory.

       Inventory consists of the following:

	December 31,
			June 30, 2003
	2001	2002
			(unaudited)
Salvage parts	$47,236,234	$49,699,502	$51,422,503
Core inventory	5,381,205	4,079,004	3,705,704

	$52,617,439	$53,778,506	$55,128,207

Property and Equipment

       Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gain or loss thereon is recognized. Construction in progress consists primarily of building and land improvements at existing Company facilities. Depreciation is calculated using the straight-line method over the estimated useful lives or, in the case of leasehold improvements, the term of the related lease, including renewal periods, if shorter. Other estimated useful lives are as follows:

Land improvements	20 years
Buildings and improvements	20 - 40 years
Furniture, fixtures and equipment	5 - 20 years
Computer equipment and software	3 - 5 years
Vehicles and trailers	3 - 10 years

       Property and equipment consists of the following:

	December 31,
			June 30, 2003
	2001	2002
			(unaudited)
Land and improvements	$6,531,939	$8,094,000	$8,142,924
Buildings and improvements	8,845,436	9,908,353	10,697,821
Furniture, fixtures and equipment	12,736,874	14,597,959	15,218,002
Computer equipment and software	4,591,479	6,528,778	6,748,855
Vehicles and trailers	5,153,969	5,122,824	5,138,190
Leasehold improvements	10,122,407	11,181,965	11,697,639

	47,982,104	55,433,879	57,643,431
Less-Accumulated depreciation	(11,791,900)	(16,158,613)	(18,511,055)
Construction in progress	595,570	585,867	1,379,987

	$36,785,774	$39,861,133	$40,512,363

Intangibles

       Intangible assets consist primarily of goodwill (the cost of purchased businesses in excess of the fair value of the net assets acquired) and covenants not to compete.

       On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill and intangible assets with indefinite useful lives must be tested for impairment at least annually in accordance with the provisions of SFAS 142 and can no longer be amortized. Prior to the adoption of SFAS 142, the Company amortized goodwill over 40 years on a straight-line basis. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives.

       In connection with the transitional goodwill impairment evaluation, SFAS 142 required the Company, by June 30, 2002, to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company determined the carrying value of each of its reporting units as of January 1, 2002 and compared them to the fair value estimates of those reporting units. The fair values of the Company's reporting units were estimated using the expected present value of future cash flows and market comparables. Professionals in the valuation industry were utilized to validate the assumptions and overall methodology used to determine the fair value estimates. To the extent a reporting unit's carrying value exceeded its fair value estimate, an indication existed that the reporting unit's goodwill was impaired and the Company then had to perform the second step of the transitional impairment test. The second step of the impairment test, which had to be completed by December 31, 2002, required the Company to compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to its individual assets and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, "Business Combinations" (SFAS 141), to its carrying amount, both of which were measured as of the date of adoption. SFAS 142 required the transitional impairment loss to be recognized as a cumulative effect of a change in accounting principle in the Company's consolidated statement of operations.

       Valuations for some of the Company's acquisitions have declined significantly since the Company completed its acquisitions during 1998 and 1999 due to a number of factors, including lower earnings multiples applied in the valuations of comparable companies. As a result, the Company determined that the carrying value of certain reporting units exceeded the fair value of those reporting units at January 1, 2002, and recorded an impairment of goodwill in the amount of $49,898,800, net of tax of $16,120,700.

       The changes in the carrying amount of goodwill are as follows:

Balance as of January 1, 2001	$118,333,214
Amortization	(3,110,770)
Goodwill written off	(178,000)

Balance as of December 31, 2001	115,044,444
Adjustment of previously recorded goodwill	238,499
Impairment losses	(66,019,500)

Balance as of December 31, 2002	49,263,443
Business acquisitions (unaudited)	1,501,402

Balance as of June 30, 2003 (unaudited)	$50,764,845

       Amortization expense was approximately $3,217,400, $3,182,800 and $55,400 during the years ended December 31, 2000, 2001 and 2002, and $36,000 and $11,000 during the six month periods ended June 30, 2002 and 2003 (unaudited), respectively. Included in 2000 and 2001 amortization expense was approximately $3,145,700 and $3,110,800, respectively, related to goodwill amortization. Covenants not to compete are amortized over the lives of the respective agreements on a straight-line basis. Estimated amortization expense for the year ended December 31, 2003 is approximately $17,300. Estimated annual amortization expense for the years ended December 31, 2004 through 2007 is approximately $7,800.

       Other intangible assets totaled approximately $371,700 at December 31, 2001 and 2002, and June 30, 2003 (unaudited). Accumulated amortization of other intangible assets at December 31, 2001 and 2002, and June 30, 2003 (unaudited), was approximately $252,100, $307,500 and $318,500, respectively.

       SFAS 142 requires transitional disclosure of the effect on net income and earnings per share had the Company adopted SFAS 142 for the years ended December 31, 2000 and 2001.

	2000	2001
Reported net income (loss)	$(878,442)	$4,229,720
Add: Goodwill amortization, net of tax	2,833,300	2,323,700

Adjusted net income	$1,954,858	$6,553,420

Basic earnings (loss) per share:
Reported net earnings (loss)	$(0.05)	$0.24
Goodwill amortization, net of tax	0.16	0.13

Adjusted basic earnings per share	$0.11	$0.37

Diluted earnings (loss) per share:
Reported net earnings (loss)	$(0.05)	$0.23
Goodwill amortization, net of tax	0.16	0.12

Adjusted diluted earnings per share	$0.11	$0.35

Impairment of Long-Lived Assets

       Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. Except as noted in Note 10, there were no adjustments to the carrying value of long-lived assets in 2000, 2001 or 2002.

Fair Value of Financial Instruments

       SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The Company's financial instruments include cash and equivalents, trade receivables, accounts payable, debt and an interest rate swap. The carrying amounts of financial instruments included in current assets and liabilities, the interest rate swap, and long-term, variable-rate debt approximate fair value.

       The fair value of long-term, fixed-rate debt is estimated by using current interest rates for instruments with similar maturities. The estimated fair value of long-term, fixed-rate debt at December 31, 2001 and 2002, and June 30, 2003 (unaudited) was $3,648,900, $4,782,400 and $4,446,300, respectively, which differs from the carrying values of $3,462,273, $4,455,235 and $4,207,010, respectively, included in the consolidated balance sheets.

Accrued Expenses

       The Company has entered into certain arrangements whereby salvage vehicles are obtained directly from major insurance companies and automotive manufacturers at a cost calculated as a percentage of the revenue generated from each vehicle. Accrued expenses include an estimated liability of $1,182,600, $2,970,000 and $1,992,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively, for salvage inventory procured under such arrangements.

       The Company self-insures for a portion of employee medical benefits under the terms of its employee health insurance program. The Company has purchased stop-loss insurance coverage in order to limit its exposure to employee medical benefit claims. Other accrued expenses include an estimated liability of approximately $692,000, $870,000 and $976,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively, for expenses incurred but not yet paid under the program.

       The Company also self-insures for a portion of general liability and workers compensation claims under the terms of its current insurance program, which began on April 1, 2002. On April 1, 2003, the Company began self-insuring for a portion of automobile claims. The Company has purchased stop-loss insurance coverage in order to limit its exposure to automobile, general liability and workers' compensation claims. Other accrued expenses include an estimated liability of approximately $973,000 and $1,957,000, each net of a $300,000 claims deposit, at December 31, 2002 and June 30, 2003 (unaudited), respectively, for expenses incurred but not yet paid under the program.

Product Warranties

       The Company generally warrants certain mechanical parts against defects for a period of six months. Based on historical warranty claims, the Company accrues the estimated costs of the warranty coverage at the time of sale. A rollforward of the warranty reserve is as follows:

Balance as of December 31, 2001	$100,000
Warranty expense	1,226,000
Warranty claims	(1,170,000)

Balance as of December 31, 2002	156,000
Warranty expense (unaudited)	1,048,300
Warranty claims (unaudited)	(978,300)

Balance as of June 30, 2003 (unaudited)	$226,000

Other Noncurrent Liabilities

       Other Noncurrent Liabilities include approximately $780,000, $1,245,000 and $1,425,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively, related to employee deferred compensation plans as discussed in Note 6.

       Other Noncurrent Liabilities also include approximately $2,656,000 at December 31, 2001, and $2,610,000 at December 31, 2002 and June 30, 2003 (unaudited), respectively, related to unasserted claims that are deemed probable of assertion and have been recorded in accordance with generally accepted accounting principles. In the event the unasserted claims are asserted and resolved for amounts different than those accrued, or are determined to no longer be probable in future periods, the amounts so determined would be adjusted to income in the periods such determination is made.

Stock-Based Compensation

       The Company has three stock-based employee compensation plans, the LKQ Corporation Equity Incentive Plan (the "Equity Incentive Plan"), the Stock Option Plan for Non-Employee Directors (the "Director Plan"), and a separate stock option plan (the "CEO Plan"), which are described more fully in Note 4. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related Interpretations. Under the CEO Plan, the difference between the fair market value of the options at the time granted in 1998 and the exercise price was recorded as deferred compensation expense and is being charged to operations over the vesting period of the options. No stock-based employee compensation cost is reflected in net income (loss) for the Equity Incentive Plan at the date of issuance of the options, as all options granted under this plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. No options have yet been granted under the Director Plan.

       The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), to the Equity Incentive Plan:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net income (loss), as reported	$(878,442)	$4,229,720	$(38,893,596)	$(43,532,026)	$8,059,160
Less: Total stock-based employee compensation expense determined using the Black-Scholes option pricing model, net of related tax effects	(1,011,558)	(1,039,720)	(1,140,395)	(564,180)	(624,219)

Pro forma net income (loss)	$(1,890,000)	$3,190,000	$(40,033,991)	$(44,096,206)	$7,434,941

Earnings (loss) per share:
Basic – as reported	$(0.05)	$0.24	$(2.20)	$(2.47)	$0.51
Basic – pro forma	$(0.11)	$0.18	$(2.27)	$(2.50)	$0.47
Diluted – as reported	$(0.05)	$0.23	$(2.00)	$(2.24)	$0.46
Diluted – pro forma	$(0.11)	$0.17	$(2.06)	$(2.27)	$0.42

       The fair value of options granted has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,			June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Expected life (in years)	7.5	7.5	7.5	7.5	7.5
Risk-free interest rate	5.81%	5.67%	5.39%	5.40%	5.22%
Volatility	—	—	—	—	—
Dividend yield	0%	0%	0%	0%	0%

       The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting provisions and are fully transferable. In addition, this and other valuation models require the use of highly subjective assumptions. The Company's employee stock options have characteristics significantly different from those of traded options and, in addition, changes in the subjective underlying assumptions can materially affect the fair value estimate. As a result, in the opinion of management, the existing option pricing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

       Using a Black-Scholes option pricing model with the above assumptions, the weighted average estimated fair value of employee stock options granted in 2000, 2001, 2002 and 2003 (unaudited) was $4.70, $0.92, $2.15 and $1.52 per share, respectively. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods.

Rental Expense

       The Company recognizes rental expense on a straight-line basis over the respective lease terms for all of its operating leases.

Earnings (Loss) per Share

       Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants. Certain of the Company's stock options and warrants were excluded from the calculation of diluted earnings (loss) per share because they were antidilutive, but these options and warrants could be dilutive in the future.

Segment Information

       All of the Company's operations are conducted in the United States. The Company manages its operations geographically. Because approximately 95% of all revenue and 92% of all profits are derived from and 95% of all assets are used in its salvage operations, the Company has concluded that its business activities fall into one reportable segment.

Recent Accounting Pronouncements

       Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended. The Company has concluded that the adoption of these standards had no effect on the Company's consolidated financial position, results of operations, or cash flows.

       In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS 141). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies certain criteria that intangible assets acquired in a business combination must meet in order to be recognized and reported apart from goodwill. The Company did not acquire any businesses in 2001 or 2002 and there was no significant impact on its 2003 acquisitions.

       The Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" (SFAS 144), as of January 1, 2002. SFAS 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121) and the accounting and reporting requirements of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary and Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS 144 resolves certain implementation issues related to SFAS 121 and establishes a single accounting model for long-lived assets to be disposed of by sale (whether individual assets or a component of a business). The Company has concluded that the adoption of these standards had no effect on the Company's 2002 consolidated financial position, results of operations, or cash flows.

       In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN

45 elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guaranties that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guaranties, a liability for the fair value of the obligation undertaken in issuing the guaranty. The Company reviewed the provisions of FIN 45 relating to the initial recognition and measurement of guarantor liabilities, which are effective for qualifying guaranties entered into or modified after December 31, 2002, but does not expect it to have a material impact on the Company's consolidated financial position, results of operations, or cash flows. The disclosure requirements of FIN 45 relative to the Company's product warranty liability, which are effective for the Company's year ended December 31, 2002, are included in "Product Warranties" above.

       In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosures" (SFAS 148) which amends SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based employee compensation. The Company has elected to continue to account for stock-based compensation in accordance with APB 25 and, as a result, does not expect this standard to have a material effect on the Company's consolidated financial position, results of operations, or cash flows. SFAS 148 disclosure requirements are effective for fiscal years ending after December 15, 2002 and have been included in "Stock-Based Compensation" above.

       In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity and will be effective for periods ending on or after December 15, 2003. The Company has reviewed the new standard and determined that its implementation will not impact its consolidated financial position, results of operations, or cash flows.

Note 3.    Capital Structure

       On March 31, 1999, in connection with a business acquisition, the Company issued warrants to purchase 100,000 shares of its common stock at $15.00 per share, with exercisability contingent upon the achievement of certain operating results in 2000. These results were achieved and the warrants became exercisable on March 31, 2001. These warrants expire five years after they became exercisable. In accordance with the antidilution provisions of the warrant agreement, the total number of warrants issued and the exercise price were adjusted to 111,079 and $13.50, 112,434 and $13.34, and 113,318 and $13.24 per share, at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively. On March 31, 1999, the Company contingently issued warrants to purchase 100,000 shares of its common stock at $15.00 per share, with exercisability dependant upon the achievement of certain operating results in 2001. Such results were not achieved and, as a result, these warrants were cancelled.

       The Company issued warrants on January 3, 2000 to purchase 150,000 shares of its common stock at exercise prices ranging from $15.00 to $35.00 per share, in connection with a business acquisition completed in 1999. The warrants were exercisable as of the date of issuance and will expire on August 31, 2004. The warrants were valued at $144,500 at the date of grant.

       On February 14, 2001, the Company issued warrants to purchase 1,961,112 shares of its common stock at an exercise price of $2.00 per share to certain stockholder guarantors. The Company had breached certain covenants of its credit facility including covenants relating to operating income and the minimum required ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The Company entered into an amendment to the credit agreement with its banks that waived the breaches and modified certain of the covenants. As part of the amendment, the banks required that stockholders guaranty $10 million of the debt, with the guaranties secured by letters of credit or other highly liquid collateral acceptable to the banks. All of the Company's stockholders were given the opportunity to participate in this transaction and thirty of the Company's stockholders provided the guaranties. In exchange for providing the guaranties, each guarantor received certain rights, including a guaranty fee. The guaranty fee consisted of each guarantor's pro rata portion of warrants to purchase a total of 1,961,112 shares of the Company's common stock (10% of the then outstanding shares of common stock assuming exercise of these warrants) at an exercise price of $2.00 per share. The warrants became exercisable upon issuance and will expire on February 14, 2006. The warrants were valued at approximately $401,000 at the date of grant.

       On January 1, 2003, in connection with a business acquisition, the Company issued 50,000 shares of its common stock. The Company granted a put option with a single exercise date of January 1, 2007 at a price of $15.00 per share and obtained a call option on those shares with a single exercise date of January 1, 2007 at a price of $22.50 per share. These shares are reflected as Redeemable Common Stock in the consolidated balance sheet as of June 30, 2003 (unaudited).

       In February 2003, the Company repurchased 2,000,000 shares of its common stock from existing stockholders, including 1,878,684 shares repurchased from AutoNation, Inc., the Company's largest stockholder at that time, for a total of $12,000,000 in cash. The Company partially funded the stock repurchase by obtaining a $9,000,000 term loan (see Note 7), which matures on February 20, 2004.

       In May 2003, the Company repurchased 1,557,498 shares of its common stock from existing shareholders, including 1,500,000 shares repurchased from AutoNation, Inc., for a total of $10,902,486 in cash. The Company partially funded the stock repurchase by borrowing an additional $9,000,000 against the existing Revolving Facility (see Note 7).

       In June 2003, the Company sold certain assets no longer deemed pertinent to its operations to an existing stockholder in exchange for 80,000 shares of the Company's common stock. The shares, which were subsequently retired, were valued at $560,000.

       Most of the Company's stockholders have executed a stockholders agreement. Pursuant to this agreement, all shares of the Company's common stock are subject to restrictions on transfer, except as expressly permitted by the agreement. The stockholders agreement terminates upon the earlier of i) the consent of the holders of a majority of the shares; ii) the acquisition of all shares by one stockholder; or iii) the closing of an initial public offering of the Company's common stock. In addition, shares issued in connection with acquisitions are subject to additional restrictions on transfer.

Note 4.    Equity Incentive Plans

       In February 1998, the Company adopted the Equity Incentive Plan to attract and retain employees and consultants. Under the Equity Incentive Plan, both qualified and nonqualified stock options, stock appreciation rights, restricted stock, performance shares and performance units may be granted. On March 6, 2002, the Company's stockholders approved an increase in the number of shares available under the Equity Incentive Plan from 3,000,000 to 5,000,000, subject to antidilution and other adjustment provisions.

       In November 1998, the Company also adopted the CEO Plan. The terms of the CEO Plan are substantially the same as the terms of the Equity Incentive Plan except that the exercise price of options granted under the CEO Plan may be less than the fair market value of the Company's common stock on the date the option is granted. During 1998, the Company granted 175,000 options under the CEO Plan with an exercise price of $10.00 per share at a time when the fair value of the Company's stock was $12.50 per share, thus creating deferred compensation expense. The difference between the fair market value and the option exercise price was recorded as deferred compensation expense and is being charged to operations over the vesting period of the options.

       In June 2003, the Board of Directors also adopted the Director Plan, which will be submitted to the stockholders for approval. Options granted under the Director Plan are automatic and nondiscretionary, and the exercise price of the options is 100% of the fair market value of the Company's stock on the grant date. Only non-employee directors are eligible for grants under the Director Plan. The plan provides for an initial grant to each existing non-employee director of an option to purchase 30,000 shares of common stock upon the consummation of an initial public offering of the Company's common stock. The plan also provides for an initial grant to a new non-employee director of an option to purchase 30,000 shares of common stock upon election to the board of directors. Subsequent to the initial grants, each non-employee director will be automatically granted an option to purchase 10,000 shares of common stock on each anniversary of the granting of the initial stock option to that non-employee director. The Director Plan will terminate in June 2013, unless the board of directors terminates it sooner. The number of shares available under the Director Plan is 500,000, subject to antidilution and other adjustment provisions.

       A summary of stock option transactions is as follows:

	Options Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price
Balance, January 1, 2000	1,554,850	1,594,150	$11.72
Granted	(506,000)	506,000	15.00
Exercised	—	(300)	15.00
Cancelled	76,200	(76,200)	13.47

Balance, December 31, 2000	1,125,050	2,023,650	12.47
Granted	(678,500)	678,500	3.00
Exercised	—	(8,250)	1.55
Cancelled	106,000	(106,000)	13.10

Balance, December 31, 2001	552,550	2,587,900	10.00
Additional shares reserved for issuance	2,000,000	—	—
Granted	(737,150)	737,150	8.00
Exercised	—	(6,000)	3.00
Cancelled	150,000	(150,000)	9.66

Balance, December 31, 2002	1,965,400	3,169,050	9.56
Shares reserved for Director Plan (unaudited)	500,000	—	—
Granted (unaudited)	(464,200)	464,200	8.75
Exercised (unaudited)	—	(62,500)	2.04
Cancelled (unaudited)	22,500	(22,500)	6.93

Balance, June 30, 2003 (unaudited)	2,023,700	3,548,250	$9.61

       The following table summarizes information about outstanding and exercisable stock options at December 31, 2002:

	Outstanding			Exercisable
Exercise Price	Shares	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.00	85,000	5.1	$1.00	80,000	$1.00
3.00	615,250	8.1	3.00	192,800	3.00
5.00	1,000	8.5	5.00	200	5.00
8.00	714,150	9.2	8.00	65,515	8.00
10.00	438,000	5.6	10.00	380,000	10.00
12.50	584,000	5.9	12.50	494,450	12.50
15.00	731,650	6.9	15.00	433,900	15.00

	3,169,050	7.2	$9.56	1,646,865	$10.73

       The following table summarizes information about outstanding and exercisable stock options at June 30, 2003 (unaudited):

	Outstanding			Exercisable
Exercise Price	Shares	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.00	55,000	4.6	$1.00	55,000	$1.00
3.00	573,750	7.6	3.00	220,050	3.00
5.00	500	8.0	5.00	150	5.00
8.00	706,150	8.7	8.00	140,630	8.00
8.75	464,200	9.5	8.75	—	8.75
10.00	438,000	5.1	10.00	418,000	10.00
12.50	579,000	5.4	12.50	525,850	12.50
15.00	731,650	6.4	15.00	502,600	15.00

	3,548,250	7.1	$9.61	1,862,280	$10.81

       At December 31, 2000 and 2001, options to purchase 628,160 and 1,219,350 shares of common stock, respectively, were exercisable pursuant to the Equity Incentive Plan and the CEO Plan with a weighted-average exercise price of $10.94 and $11.22, respectively.

       Stock options expire 10 years from the date they are granted. Options granted under the Equity Incentive Plan and the CEO Plan generally vest over a period of five years. Options granted under the Director Plan vest six months after the date of grant.

Note 5.    Related-Party Transactions

       The Company subleases its corporate office space from an entity owned by one of its principal stockholders for a percentage of the rent that is charged to that entity. The sublease expires on June 30, 2004. The total amounts paid to this entity were approximately $259,000, $274,000 and $263,000 during each of the years ended December 31, 2000, 2001 and 2002, and $133,000 and $122,000 during the six month periods ended June 30, 2002 and 2003 (unaudited), respectively.

       A corporation owned by the Company's Chairman of the Board, who is one of the Company's principal stockholders, owns private aircraft that the Company uses from time to time for business trips. The Company reimburses this corporation for out-of-pocket and other related flight expenses, as well as for other direct expenses incurred. The total amounts paid to this corporation were approximately $38,000, $76,000 and $12,800 during each of the years ended December 31, 2000, 2001 and 2002, respectively, and $900 during the six month period ended June 30, 2002 (unaudited). There were no payments to this corporation during the six month period ended June 30, 2003 (unaudited).

       The Company sells products to various repair facilities owned by one of its principal stockholders. The amount of such sales totaled approximately $1,455,000, $1,723,000 and $2,203,000 during the years ended December 31, 2000, 2001 and 2002, and $1,144,000 and $1,300,000 during the six months ended June 30, 2002 and 2003 (unaudited), respectively.

       As part of a business acquisition in 1998, the Company entered into a procurement agreement with corporations owned by the seller of those businesses, who became one of the Company's principal stockholders as a result of the business acquisition and who is currently an officer of the Company, whereby the Company agreed to purchase salvage products inventory from those corporations. The procurement agreement expired on May 31, 2001. The amount of such purchases totaled approximately $793,000 during the year ended December 31, 2000, and $167,000 during the five month period ended May 31, 2001.

       In connection with the acquisitions of several businesses during 1998 and 1999, the Company entered into agreements with several sellers of those businesses, who became stockholders as a result of those acquisitions, for the lease of certain properties used in its salvage operations. Typical lease terms include an initial term of five years, with three five-year renewal options and purchase options at various times throughout the lease periods. The Company also maintains the right of first refusal concerning the sale of the leased property. Lease payments to a principal stockholder who became an officer of the Company after the acquisition of his business were approximately $714,000 during each of the years ended December 31, 2000, 2001 and 2002 and $358,000 during each of the six month periods ended June 30, 2002 and 2003 (unaudited), respectively.

       On February 14, 2001, the Company issued warrants to purchase 1,961,112 shares of its common stock at an exercise price of $2.00 per share to certain stockholder guarantors. In June 2003, the Company sold certain assets no longer deemed pertinent to its operations to an existing stockholder in exchange for 80,000 shares of the Company's common stock. See Note 3 for further discussion.

       The Company believes that the related party transactions described above are comparable to those available from unaffiliated third parties.

Note 6.    Retirement Plans

       On August 1, 1999, the Company adopted the LKQ Corporation Employees' Retirement Plan, a qualified defined contribution plan covering substantially all full time employees. Employees may contribute up to 15% of eligible compensation, subject to certain IRS limitations. The Company will match 50% of the portion of the employee's contributions that does not exceed 6% of the employee's salary. Matching Company contributions vest over a four year period and totaled $824,000, $884,000 and $895,000 in 2000, 2001 and 2002, and $440,000 and $471,000 during the six month periods ended June 30, 2002 and 2003 (unaudited), respectively. All contribution levels may be subject to further limits, under Internal Revenue Service guidelines.

       The Company also established a nonqualified deferred compensation plan on August 1, 1999, for eligible employees who, due to Internal Revenue Service guidelines, could not take full advantage of the LKQ Corporation Employees' Retirement Plan. The plan allows participants to defer up to 50% of eligible compensation, with a maximum deferral of $50,000 per year. The Company will match 50% of the portion of the employee's contributions that does not exceed 6% of the employee's salary. The deferred compensation, together with Company matching contributions and accumulated earnings, is accrued and is payable after retirement or termination of employment, subject to vesting provisions. Participants may also elect to receive amounts deferred in a given year on any plan anniversary five or more years subsequent to the year of deferral. Matching Company contributions vest over a four year period and totaled $24,000, $12,000 and $67,000 in 2000, 2001 and 2002, and $37,000 and $31,000 during the six month periods ended June 30, 2002 and 2003 (unaudited), respectively. The deferred compensation plan is funded under a trust agreement whereby the Company pays to the trust amounts necessary to pay premiums on life insurance policies carried to meet the obligations under the deferred compensation plan. The cash surrender value of these policies was approximately $418,000, $677,000 and $955,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively, and is included in Other Assets in the accompanying balance sheets. Total deferred compensation liabilities were approximately $688,000, $968,000 and $1,152,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively, and are included in Accrued payroll-related liabilities and Other Noncurrent Liabilities in the accompanying balance sheets.

       A subsidiary of the Company has a nonqualified retirement plan that the Company agreed to continue when the subsidiary was acquired in 1998. The plan is funded by the Company through premium payments on Company-owned life insurance policies that are carried to meet the obligations under the plan. The cash surrender value of these policies was approximately $122,000, $96,000 and $122,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively, and is included in Other Assets in the accompanying balance sheets. The annual expense for this plan is approximately $30,000. Total obligations were approximately $322,000, $327,000 and $342,000 at December 31, 2001 and 2002, and June 30, 2003 (unaudited), respectively, and are included in Other Noncurrent Liabilities in the accompanying balance sheets.

Note 7.    Long-Term Obligations

       Long-Term Obligations consist of the following:

	December 31,
			June 30, 2003
	2001	2002
			(unaudited)
Revolving credit facility	$40,500,000	$11,000,000	$25,000,000
Term loan, payable quarterly through June 2005	—	18,750,000	16,250,000
Term loan due February 20, 2004	—	—	9,000,000
Capital lease obligations, payable in monthly installments through March 2009, interest at 7.64% to 10.4%	2,657,506	3,367,472	2,981,046
Notes payable to individuals in monthly installments through November 2010, interest at 3.5% to 10%	635,029	1,050,692	1,209,864
Various equipment notes, payable in monthly installments through March 2004, interest at various rates up to 9.99%, secured by related equipment	94,738	37,071	16,100
Note payable to an individual in semi-annual installments through November 2002, interest at 6%	75,000	—	—

	43,962,273	34,205,235	54,457,010
Less current maturities	(41,055,787)	(6,449,438)	(16,511,925)

	$2,906,486	$27,755,797	$37,945,085

       The scheduled maturities of long-term obligations outstanding at December 31, 2002 are as follows:

2003	$6,449,438
2004	8,994,534
2005	16,725,538
2006	512,965
2007	816,684
Thereafter	706,076

$34,205,235

       The scheduled maturities of long-term obligations outstanding at June 30, 2003 (unaudited) are as follows:

Six months ending December 31, 2003	$3,700,704
Years ending December 31:
2004	18,060,636
2005	30,786,965
2006	468,298
2007	487,438
2008	745,230
Thereafter	207,739

$54,457,010

       On June 21, 2002, the Company entered into a new credit facility with its bank group. The proceeds under the new credit facility were used to pay off $35,000,000 that was outstanding under the Company's previous bank credit facility. The new facility consists of a revolving line of credit (the "Revolving Facility") with a maximum availability of $40,000,000 and a $20,000,000 million term loan ("Term Loan A"). On February 20, 2003, the credit facility was amended to provide an additional term loan ("Term Loan B") in the amount of $9,000,000. The credit facility is secured by substantially all assets of the Company and contains customary covenants, including, among other things, prohibitions on the payment of cash dividends, restrictions on the payment of other dividends and on purchases, redemptions and acquisitions of its stock, limitations on additional indebtedness, certain limitations on acquisitions, mergers, and consolidations, and the maintenance of certain financial ratios. At

December 31, 2002 and June 30, 2003, (unaudited) the Company was in compliance with all covenants. The Revolving Facility matures on June 30, 2005. Term Loan A requires scheduled quarterly repayments, beginning December 31, 2002, with a final payment due on June 30, 2005. Term Loan B matures on February 20, 2004. Availability under the Revolving Facility was approximately $26,000,000 and $15,000,000 at December 31, 2002 and June 30, 2003 (unaudited), respectively, and is calculated monthly based upon the amount of eligible inventory and accounts receivable, as defined. Total availability under the credit facility is also predicated on a proforma calculation not to exceed 2.50 times (2.75 times through December 31, 2003) the ratio of senior funded debt to earnings before interest, taxes, depreciation, amortization ("EBITDA") and impairment of goodwill. The interest rate on advances under the Revolving Facility and Term Loan A may be either the bank prime lending rate or the Interbank Offering Rate ("IBOR"), at the Company's option, plus 0.50% to 1.25% for prime rate loans, or 2.00% to 2.75% for IBOR-based loans. The percentage added to the prime lending rate or IBOR is dependent upon the Company's total funded debt to EBITDA ratio for the trailing four quarters. The interest rate on advances under Term Loan B may be either the bank prime lending rate or IBOR, at the Company's option, plus 1.25% for prime rate loans, or 2.75% for IBOR-based loans. The weighted-average interest rate on borrowings outstanding against the credit facility at December 31, 2001 and 2002, and June 30, 2003 (unaudited) was 7.36%, 3.81% and 3.82%, respectively. Borrowings against the Revolving Facility totaled $11,000,000 and $25,000,000 at December 31, 2002 and June 30, 2003 (unaudited), respectively, and are classified as long-term obligations.

       Stockholder guaranties totaling $10,000,000 related to the previous credit facility were cancelled when the outstanding amount under the previous credit facility was paid off. The new credit facility requires no stockholder guaranties.

       During August 2002, the Company entered into a two-year interest rate swap agreement with a total notional amount of $10,000,000 and a fixed rate of 2.65%. The counterparty to the agreement is a member of the Company's bank group. Under the terms of the agreement, the Company is required to make quarterly payments at the specified fixed rate and in return receives payments at variable rates. The estimated fair value of the interest rate swap at December 31, 2002 and June 30, 2003 (unaudited) is a loss of $173,385 and $182,363, respectively, and is included in Other Noncurrent Liabilities and Accrued expenses. In accordance with the provisions of SFAS 133, as amended, the changes in the fair value of the interest rate swap are included in current period earnings, as the agreement has not been designated as a hedging instrument.

       On August 31, 1999, in connection with an acquisition, the Company issued a promissory note in the amount of $22,750,000. The annual interest rate on the note was 4.77% and the note matured on January 4, 2000. The note was secured by an irrevocable standby letter of credit issued in favor of the seller. This note was paid on January 4, 2000, and the standby letter of credit was cancelled.

Note 8.    Commitments and Contingencies

       The Company is obligated under noncancelable operating leases for corporate office space, warehouse and distribution facilities, trucks and certain equipment.

       The future minimum lease commitments under these leases at December 31, 2002 are as follows:

Years ending December 31:
2003	$6,777,000
2004	5,939,000
2005	4,910,000
2006	3,613,000
2007	3,219,000
Thereafter	3,172,000

$27,630,000

       The future minimum lease commitments under these leases at June 30, 2003 (unaudited) are as follows:

Six months ending December 31, 2003	$3,843,000
Years ending December 31:
2004	6,784,000
2005	5,625,000
2006	4,255,000
2007	3,617,000
2008	2,803,000
Thereafter	477,000

$27,404,000

       Rental expense for operating leases was approximately $6,087,000, $6,730,000 and $7,431,000 during the years ended December 31, 2000, 2001 and 2002, and $3,726,000 and $3,837,000 during the six month periods ended June 30, 2002 and 2003 (unaudited), respectively.

       The Company has leased certain land and facilities under agreements which are classified as capital leases. Assets recorded under capital leases consist of:

	December 31,
			June 30, 2003
	2001	2002
			(unaudited)
Land and improvements	$1,282,243	$1,863,202	$1,560,099
Buildings and improvements	1,986,183	2,216,725	2,147,264
Equipment	—	—	14,493

	3,268,426	4,079,927	3,721,856
Accumulated depreciation	(264,824)	(418,129)	(461,017)

Net assets under capital leases	$3,003,602	$3,661,798	$3,260,839

       Commitments for minimum rentals under these agreements at December 31, 2002 are as follows:

Years ending December 31:
2003	$548,119
2004	1,572,119
2005	470,119
2006	470,119
2007	470,119
Thereafter	587,649

4,118,244
Less amount representing interest	750,772

Present value of net minimum lease payments	$3,367,472

       Commitments for minimum rentals under these agreements at June 30, 2003 (unaudited) are as follows:

Six months ending December 31, 2003	$249,548
Years ending December 31:
2004	1,523,096
2005	419,024
2006	416,123
2007	416,123
2008	416,123
Thereafter	104,030

3,544,067
Less amount representing interest	563,021

Present value of net minimum lease payments	$2,981,046

       The Company guaranties the residual values of the majority of its truck and equipment operating leases. The residual values decline over the lease terms to a defined percentage of original cost. In the event the lessor does not realize the residual value when a piece of equipment is sold, the Company would be responsible for a portion of the shortfall. Similarly, if the lessor realizes more than the residual value when a piece of equipment is sold, the Company would be paid the amount realized over the residual value. Had the Company terminated all of its operating leases subject to these guaranties at June 30, 2003 (unaudited), the guarantied residual value would have totaled approximately $5,900,000.

       The Company also has certain other contingent liabilities resulting from litigation, claims and other commitments and is subject to a variety of environmental and pollution control laws and regulations incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

Note 9.    Earnings (Loss) Per Share

       The following chart sets forth the computation of earnings (loss) per share:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Income (loss) before cumulative effect of change in accounting principle	$(878,442)	$4,229,720	$11,005,204	$6,366,774	$8,059,160
Cumulative effect of change in accounting principle, net of tax	—	—	(49,898,800)	(49,898,800)	—

Net income (loss)	$(878,442)	$4,229,720	$(38,893,596)	$(43,532,026)	$8,059,160

Denominator for basic earnings (loss) per share –
Weighted-average shares outstanding	17,600,942	17,655,692	17,653,792	17,653,204	15,896,198
Effect of dilutive securities:
Employee stock options	—	156,221	277,299	289,819	265,188
Warrants	—	929,884	1,467,671	1,470,834	1,461,215

Denominator for diluted earnings (loss) per share –
Adjusted weighted-average shares outstanding	17,600,942	18,741,797	19,398,762	19,413,857	17,622,601

Earnings (loss) per share, basic
Income (loss) before cumulative effect of change in accounting principle	$(0.05)	$0.24	$0.62	$0.36	$0.51
Cumulative effect of change in accounting principle, net of tax	—	—	(2.82)	(2.83)	—

Earnings (loss) per share, basic	$(0.05)	$0.24	$(2.20)	$(2.47)	$0.51

Earnings (loss) per share, diluted
Income (loss) before cumulative effect of change in accounting principle	$(0.05)	$0.23	$0.57	$0.33	$0.46
Cumulative effect of change in accounting principle, net of tax	—	—	(2.57)	(2.57)	—

Earnings (loss) per share, diluted	$(0.05)	$0.23	$(2.00)	$(2.24)	$0.46

       The following chart sets forth the number of employee stock options and warrants outstanding but not included in the computation of diluted earnings (loss) per share because their effect would have been antidilutive:

	December 31,			June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Antidilutive securities:
Employee stock options	1,998,950	1,834,650	2,467,800	2,461,800	2,919,000
Warrants	350,000	261,089	262,434	261,089	263,318

Note 10.    Asset Impairment Loss

       The Company owned certain licenses related to application software it abandoned in 1999. These licenses were written down to $500,000 using market estimates and were included in Other Assets at December 31, 1999. The Company was unable to sell these licenses during 2000 despite marketing efforts, and believed it would be unable to recover the carrying costs in subsequent years. Accordingly, a $500,000 ($300,000 after tax) impairment loss was recorded in 2000. Included in Other accrued expenses at December 31, 2001 is approximately $63,000 in amounts paid in 2002 related to commitments associated with the abandonment of this project.

       The Company also closed two satellite facilities during 2000. An asset impairment loss of approximately $56,000 was recorded in 2000 in connection with these closures.

Note 11.    Business Combinations (unaudited)

       During 2003, the Company acquired three automotive recycling businesses, located in upstate New York, California and Nevada, for an aggregate of $3,485,000 in cash, of which $200,000 is to be paid subsequent to June 30, 2003, and 50,000 redeemable shares of the Company's common stock. The business combinations enable the Company to serve new market areas. The Company did not complete any acquisitions during the years ended December 31, 2000, 2001 or 2002.

       The acquisitions are being accounted for under the purchase method of accounting and are included in the Company's financial statements from the dates of acquisition. The purchase price was preliminarily allocated to the net assets acquired based upon estimated fair market values at the dates of acquisition, pending final determination of certain acquired assets and liabilities.

       The preliminary purchase price allocation for the acquisitions completed during the six months ended June 30, 2003 are as follows:

Receivables, net	$76,794
Inventory	1,002,582
Prepaid expenses	26,921
Property and equipment	1,217,499
Goodwill	1,501,402
Other assets	310,639
Current liabilities assumed	(23,061)
Long-term obligations assumed	(11,223)
Purchase price payable at March 31, 2003	(200,000)
Redeemable common stock issued	(617,027)

Cash used in acquisitions, net of cash acquired	$3,284,526

Note 12.    Income Taxes

       The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain.

       Prepaid expenses include approximately $1,669,800 and $25,000 at December 31, 2001 and 2002, respectively, in tax payments made by the Company, which are to be refunded or applied to the Company's future income tax liabilities.

       The federal statutory rate is reconciled to the effective tax rate as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Federal statutory rate	35.0%	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal tax impact	(33.6)	5.4	3.3	3.8	3.7
Non-deductible acquisition related expenses	(214.9)	5.1	—	—	—
Non-deductible meals and entertainment expenses	(48.8)	1.2	0.5	0.4	0.3
Other, net	(2.4)	1.5	1.0	0.8	0.6

Effective tax rate	(264.7)%	48.2%	39.8%	40.0%	39.6%

       The provision for income taxes consists of the following components:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Current:
Federal	$368,600	$1,131,700	$5,060,000	$2,740,500	$4,005,500
State	(136,300)	1,569,500	1,085,000	468,000	680,700

	232,300	2,701,200	6,145,000	3,208,500	4,686,200
Deferred	405,300	1,237,800	1,118,000	1,031,500	587,800

Provision for income taxes	$637,600	$3,939,000	$7,263,000	$4,240,000	$5,274,000

       The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
			June 30, 2003
	2001	2002
			(unaudited)
Deferred Tax Assets:
Accounts receivable	$622,200	$840,400	$899,300
Inventory	561,000	776,000	759,000
Goodwill	—	10,637,400	9,134,100
Accrued expenses	1,835,000	1,300,200	1,177,100
Net operating loss carryforwards	1,454,600	1,850,300	1,981,500
Other	259,400	667,700	788,000

	4,732,200	16,072,000	14,739,000
Less valuation allowance	(86,600)	(113,600)	(123,300)

Total deferred tax assets	$4,645,600	$15,958,400	$14,615,700

Deferred Tax Liabilities:
Property and equipment	$3,886,400	$3,875,500	$3,123,000
Goodwill	3,680,400	—	—
Other	29,700	31,100	28,700

Total deferred tax liabilities	$7,596,500	$3,906,600	$3,151,700

Net deferred tax asset (liability)	$(2,950,900)	$12,051,800	$11,464,000

       Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheets as follows:

	December 31,
			June 30, 2003
	2001	2002
			(unaudited)
Current deferred tax assets	$719,300	$339,200	$411,000
Noncurrent deferred tax assets	—	11,712,600	11,053,000
Noncurrent deferred tax liabilities	(3,670,200)	—	—

       In connection with the adoption of SFAS 142, the Company recorded a deferred tax asset totaling $16,120,700 during 2002. At December 31, 2002, the Company had net operating loss carryforwards for certain of its state tax jurisdictions, the tax benefits of which total $1,850,300. A valuation allowance has been established for a portion of these deferred tax assets. The tax benefits expire over the period from 2004 through 2022. While the Company expects to realize the deferred tax assets net of valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation.

Note 13.    Selected Quarterly Data (unaudited)

       The following table represents unaudited selected quarterly financial data for the two years ended December 31, 2002 and the quarters ended March 31, 2003 and June 30, 2003. The operating results for any quarter are not necessarily indicative of the results for any future period.

       (In thousands, except per share data)

Quarter Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31
2001
Revenue	$64,147	$61,187	$61,085	$64,043
Gross margin	30,140	29,135	28,824	29,843
Operating income	4,080	2,952	2,661	3,419
Income before cumulative effect of change in accounting principle	1,343	929	819	1,139
Net income	1,343	929	819	1,139
Basic earnings per share:(1)
Income before cumulative effect of change in accounting principle	$0.08	$0.05	$0.05	$0.06
Basic earnings per share	0.08	0.05	0.05	0.06
Diluted earnings per share:(1)
Income before cumulative effect of change in accounting principle	0.08	0.05	0.04	0.06
Diluted earnings per share	0.08	0.05	0.04	0.06

       (In thousands, except per share data)

Quarter Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31
2002
Revenue	$71,314	$72,787	$71,860	$71,164
Gross margin	32,958	33,700	33,145	32,748
Operating income	6,230	5,945	4,682	3,987
Income before cumulative effect of change in accounting principle	3,151	3,216	2,359	2,279
Net income (loss)(2)	(46,748)	3,216	2,359	2,279
Basic earnings (loss) per share:(1)
Income before cumulative effect of change in accounting principle	$0.18	$0.18	$0.13	$0.13
Basic earnings (loss) per share	(2.65)	0.18	0.13	0.13
Diluted earnings (loss) per share:(1)
Income before cumulative effect of change in accounting principle	0.16	0.17	0.12	0.12
Diluted earnings (loss) per share	(2.41)	0.17	0.12	0.12

       (In thousands, except per share data)

Quarter Ended	Mar. 31	Jun. 30
2003
Revenue	$79,256	$81,017
Gross margin	37,453	38,345
Operating income	7,020	7,344
Income before cumulative effect of change in accounting principle	3,940	4,119
Net income	3,940	4,119
Basic earnings per share(1):
Income before cumulative effect of change in accounting principle	$0.23	$0.27
Basic earnings per share	0.23	0.27
Diluted earnings per share(1):
Income before cumulative effect of change in accounting principle	0.21	0.25
Diluted earnings per share	0.21	0.25

(1)
The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in the weighted average shares outstanding throughout the year.

(2)
As more fully described in Note 2 in the notes to the consolidated financial statements, the Company recorded an impairment of goodwill in the amount of $49,898,800, net of tax of $16,120,700, during the quarter ended March 31, 2002. In accordance with the provisions of SFAS 142, this impairment was reflected as a cumulative effect of a change in accounting principle.

LKQ CORPORATION

REPRESENTATIVE FACILITY

VEHICLE STORAGE

DISMANTLING

WAREHOUSING

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LKQ
CORPORATION
(402) 571-4424

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
  LKQ Corporation
  Introduction
  Our Business
  Our History
  Our Strengths
  Our Strategies
  Risk Factors
  Our Corporate Information
The Offering
Summary Consolidated Financial and Other Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY BACKGROUND
BUSINESS
MANAGEMENT
  Summary Compensation Table
  Option Grants In Fiscal 2002 Individual Grants
  Aggregate Option Exercises in Fiscal 2002 and Fiscal Year-End Option Values
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT